Draft registration statement as confidentially submitted to the U.S. Securities and Exchange Commission on July 8, 2024. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[   ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FAST TRACK GROUP

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cayman Islands	7900	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

12 Mohamed Sultan Road,

#04-01, Singapore 238961
+65 6531 0075

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

[COGENCY GLOBAL INC.
122 East 42nd Street, 18th Floor
New York, NY 10168
+1-800-221-0102 ]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Road Central Hong Kong SAR Telephone: +852-3923-1111	Mark Y. Liu, Esq. Christina Russo, Esq. Akerman LLP 633 West Fifth Street, Suite 6400 Los Angeles, California 90071 (213) 688-9500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Emerging growth company. ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	(Subject to Completion)
Dated [ ], 2024

FAST TRACK GROUP

[   ] Ordinary Shares

This is the initial public offering of FAST TRACK GROUP. Prior to this Offering, there has been no public market for our Ordinary Shares (the “Shares”). It is currently estimated that the initial public offering price per share will be between $[   ] and $[    ]. We have applied to list our Shares on the Nasdaq Capital Market under the symbol “[   ].” We cannot guarantee that we will be successful in listing our Ordinary Shares on Nasdaq. This offering is conditioned upon the successful listing of our Ordinary Shares on the Nasdaq Capital Market. If the Nasdaq Capital Market does not approve our listing application this initial public offering will be terminated.

Immediately after this offering, assuming an offering size as set forth above, Mr. Lim Sin Foo, Harris will own approximately [   ]% of our outstanding Shares (or [   ]% of our outstanding Shares if the underwriters option to purchase additional shares is exercised in full). As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. See section titled “Prospectus Summary — Implications of Being a Controlled Company”.

Investing in the Ordinary Shares involves risks. See section titled “Risk Factors” beginning on page 15 of this prospectus.

We are both an “emerging growth company” and a “foreign private issuer” under applicable U.S. Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See section titled “Prospectus Summary — Implications of Being an ‘Emerging Growth Company’ and a ‘Foreign Private Issuer’” for additional information.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Initial public offering price	$	$
Underwriting discounts(1)(2)	$	$
Proceeds, before expenses, to us(3)	$	$

(1)	The underwriters will receive compensation in addition to the discounts. For a description of compensation payable to the underwriters, see “Underwriting” beginning on page 103 of this prospectus.

(2)	Does not include a non-accountable expense allowance equal to one percent of the gross proceeds received by us from the sale of the shares, payable to the underwriters, or the reimbursement of certain expenses of the underwriters. For a description of other terms of compensation to be received by the underwriters, see “Underwriting” beginning on page 103 of this prospectus.

(3)	In addition to the underwriting discounts listed above, we have agreed to issue, upon closing of this offering, warrants to Network 1 Financial Securities, Inc., as representative of the several underwriters (the “Representative”), exercisable after the date of issuance and for a five-year period, entitling the representative to purchase [ ]% of the total number of Ordinary Shares sold in this offering (including any Ordinary Shares sold as a result of the exercise of the underwriters’ over-allotment option) at a per share price equal to [ ]% of the public offering price (the “Representative’s Warrants”). The registration statement of which this prospectus is a part also covers the Representative’s Warrants and the Ordinary Shares issuable upon the exercise thereof. See “Underwriting” beginning on page 103 of this prospectus for additional information regarding total underwriter compensation.

We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately US$[   ], exclusive of the above discounts. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

Upon closing of this offering, we have agreed to issue to the Representative as compensation Representative’s Warrants to purchase up to [   ]Ordinary Shares ([   ]% of the aggregate number of Ordinary Shares sold in this offering, including any Ordinary Shares sold upon the exercise of the over-allotment option, if any). The Representative’s Warrants will be exercisable at a per share exercise price equal to [   ]% of the public offering price per share in this offering. The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, during [five (5) year period ] after their issuance. The Representative’s Warrants contain a cashless exercise provision. See “Representative’s Warrants.”

We will not consummate and close this offering without a listing approval letter from Nasdaq Capital Market. This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares if any such shares are taken. We have granted the underwriters an option for a period of forty-five (45) days after the closing of this offering to purchase up to 15% of the total number of our Shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts and commissions. If we complete this offering, net proceeds will be delivered to us on the closing date.

The underwriters expect to deliver the shares to purchasers against payment on or about [  ], 2024.

The date of this prospectus is          , 2024.

The definitions of certain capitalized terms used in this prospectus can be found in the section titled “Conventions That Apply to this Prospectus” beginning on page 4 of this prospectus.

For investors outside the United States: neither we nor the underwriters have done anything that would permit this Offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares and the distribution of this prospectus outside the United States.

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or in any free writing prospectus we have prepared, and neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. Neither we nor the underwriters are making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of shares. Our business, financial condition, results of operations and prospects may have changed since the date on the cover page of this prospectus.

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Conventions That Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms the “Company,” “Group,” “we,” “us”, “our” and “our Group” or their grammatical variations is a reference to FAST TRACK GROUP, the Cayman Islands entity that will issue the Ordinary Shares being offered, and its subsidiaries taken as a whole.

Throughout this prospectus, we use a number of key terms and provide a number of key performance indicators used by management. Unless the context otherwise requires, the following definitions apply throughout where the context so admits:

Other Companies, Organizations and Agencies

“Independent Registered Public Accounting Firm”	:	Assentsure PAC.

“Representative”	:	The underwriters for the Offering, of which Network 1 Financial Securities, Inc. is serving as representative.

General

“Audit Committee”	:	The audit committee of our Board of Directors.

“Board” or “Board of Directors”	:	The board of Directors of our Company.

“Companies Act”	:	The Companies Act (Revised) of the Cayman Islands, as amended, supplemented, or modified from time to time.

“Company”, “Group” “we”, “us”	:	FAST TRACK GROUP, a Cayman Islands exempted company and the issuer in this prospectus, unless otherwise indicated.

“Compensation Committee”	:	The compensation committee of our Board of Directors.

“Controlling Shareholder”	:	Lim Sin Foo, Harris, our largest Major Shareholder.

“COVID-19”	:	Coronavirus disease 2019.

“Directors”	:	The directors of our Company.

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“Employment Act”	:	Employment Act 1968 of Singapore, as amended, supplemented, or modified from time to time.

“Executive Officers”	:	The executive officers of our Company. See section titled “General Information On Our Group — Our Business Overview — Management.”

“FASB”	:	The Financial Accounting Standards Board.

“Fiscal Year” or “FY”	:	Financial year ended or, as the case may be, ending February 28 or February 29, as applicable.

“FTE”	:	Fast Track Events Pte. Ltd., a private company limited by shares under the laws of Singapore.

“GAAP”	:	Accounting principles generally accepted in the United States of America.

“GST”	:	Goods and Services Tax of Singapore.

“Listing”	:	The listing and quotation of our Shares on Nasdaq Capital Market.

“Major Shareholder”	:	A person who has an interest or interests (whether by record or beneficial ownership) in one or more voting Shares in our Company, and the total votes attached to that share, or those Shares, is not less than 5.0% of the total votes attached to all the voting Shares in our Company.

“Nasdaq”	:	The Nasdaq Stock Market LLC.

“Nasdaq Listing Rules”	:	The Nasdaq rules governing listed companies.

“Nominating and Corporate Governance Committee”	:	The nominating and corporate governance committee of our Board of Directors.

“Offer Price”	:	US$_____ for each share being offered in this Offering.

“Offering”	:	The Offering of Shares by the underwriters on behalf of our Company for subscription at the Offer Price, subject to and on the terms and conditions set out in this prospectus.

“Share(s)” or “Ordinary Shares”	:	Ordinary share(s) in the share capital of our Company.

“Singapore Companies Act”	:	Companies Act 1967 of Singapore, as amended, supplemented, or modified from time to time.

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“Shareholders”	:	Registered holders of Shares.

“Track Record Period”	:	The period comprising the two financial years ended February 28, 2023 and February 29, 2024.

“Underwriting Agreement”	:	The Underwriting Agreement dated [●], 2024 entered into between our Company and Network 1 Financial Securities, Inc., acting as the representative of the underwriters, pursuant to which the underwriters have severally but not jointly agreed to purchase, and we have agreed to sell to them, [ ] of our Shares at the Offer Price, less the underwriting discounts, as described in the sections titled “Underwriting” of this prospectus.

Currencies, Units and Others

“S$” or “SGD”	:	Singapore dollars, the lawful currency of the Republic of Singapore.

“US$” or “$”	:	U.S. dollars and cents respectively, the lawful currency of the United States of America.

“%” or “per cent.”	:	Per centum.

The accompanying consolidated financial statements are presented in Singapore Dollars (“S$”), which is the reporting currency of the Company. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise noted, all translations from U.S. dollars to SGD in this prospectus as of and for the years ended February 29, 2024 and February 28, 2023 were calculated at the rate of US$0.7431=S$1 and US$0.7424=S$1, respectively, as set forth in the statistical release of the Federal Reserve System on February 29, 2024 and February 28, 2023. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on February 29, 2024 and February 28, 2023, or at any other rate. Any discrepancies in tables included herein between the total sum of amounts listed and the totals thereof are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Unless the context otherwise requires, a reference to “we,” “our,” “us,” “our Group” or the “Company” or their other grammatical variations is a reference to FAST TRACK GROUP and its subsidiaries taken as a whole.

Certain of our customers and suppliers are referred to in this prospectus by their trade names. Our contracts with these customers and suppliers are typically with an entity or entities in the relevant customer or supplier’s group of companies.

Internet site addresses in this prospectus are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this prospectus.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Shares. For a more complete understanding of us and this Offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes. Some of the statements in this prospectus are forward-looking statements. See section titled “Special Note Regarding Forward-Looking Statements.”

Our Business

Fast Track Events Pte. Ltd. was incorporated as an exempt private company limited by shares in Singapore on March 8, 2012 as an operating company of our businesses. We are a regional entertainment-focused event management and marketing company that provides a full range of services including experiential marketing, artiste endorsement and management, movie premiere organizations, grand openings and concerts. In addition to our expertise in event and concert management, we offer comprehensive value-added services tailored to meet specific client demands. These include media planning and PR management to boost event visibility, technical production planning for seamless execution of audiovisual requirements, and event manpower support for logistical efficiency. Internally, we handle project management and select media press releases, while sourcing technical support from specialized suppliers across event locations. This integrated approach ensures that we deliver high-quality, customized solutions that meet the diverse needs of our clients, enhancing the success and impact of each event we undertake.

Since our inception, we have been instrumental in creating, developing, organizing, hosting, and managing a diverse range of events and concerts for our clients. Leveraging our extensive experience, we have successfully orchestrated large-scale events featuring renowned Asian bands and artists such as B.A.P, BTS, and David Tao. Additionally, we have hosted international speakers including Michael Franzese and Michelle Yeoh, as well as organized appearances by global celebrities like John Cena and Steven Seagal. Notable milestones include organizing Malaysia’s inaugural Hollywood Movie Premiere Red Carpet event for “Baby Driver,” as well as the acclaimed 2015 BTS Live Trilogy: Episode II The Red Bullet concerts. Furthermore, we managed the successful 2018 Wild Kard Tour showcases held in Sydney and Melbourne, Australia. These events underscore our capability to deliver memorable experiences and highlight our expertise in managing high-profile engagements across different regions and entertainment genres.

Our Competitive Strengths

We believe our main competitive strengths are as follows:

●	comprehensive solutions encompassing technical expertise and creative input. This in turn mitigates the risks of operating in any single business segment.

●	committed and experienced management team with extensive expertise in organization and management;

●	established strong network of business relationships with key participants in the entertainment industry within Asia;

●	established overall track record of securing mega events and top artistes.

Our Business Strategies

Our business strategies and future plans are as follows:

●	expanding our operations both locally and regionally;

●	expanding our access to event and concert venues; and

●	strengthening our strategic alliances with third parties to expand our business.

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Summary Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors” beginning on page 15 of this prospectus.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business include, but are not limited to, the following:

●	our business depends on relationships between key agents, managers and artistes and any adverse changes in these relationships would adversely affect our business, financial condition, results of operations, cash flows and prospects;
●	our success depends on our key personnel and our ability to attract, motivate and retain a sufficient number of competent or qualified employees;
●	the Live Entertainment segment of our business may be adversely affected if we are unable to lease and/or acquire concert and event venues on favorable commercial terms;
●	the Live Entertainment segment of our business may be adversely affected if we are unable to lease and/or acquire concert and event venues on favorable commercial terms;
●	if scheduled events and/or concerts are cancelled or postponed, our reputation may be adversely affected;
●	we are exposed to concentration risk of heavy reliance on our major customers;
●	we may be liable for the losses incurred by the relevant artiste management companies in certain circumstances ;
●	we are exposed to the risks in the non-performance and quality of our subcontracted works;
●	poor weather adversely affects attendance at our events and concerts, which could negatively impact our financial performance from period to period;
●	our business may be sensitive to public tastes and depends partially on our ability to secure popular artists and other live events and concerts;
●	the advent of new media and other disruptive technologies may diminish the attractions of live concerts and events;
●	we may be affected by terrorist attacks, natural disasters, outbreaks of communicable diseases and other events beyond our control;
●	the COVID-19 pandemic has affected, and could continue to affect, the global economy as a whole and the market in which we operate;
●	we depend on the strength of our brand and any dilution of our brand value would adversely affect our business;
●	there is no assurance that our future plans will be commercially successful;
●	our business may be subject to disputes and claims between us, our suppliers and our customers;
●	our revenue is mainly derived from projects which are non-recurring in nature and we may not be able to secure new suppliers, customers and/or projects continuously. Our historical financial and operating results are therefore not indicative of future performance;
●	because we are incorporated under the laws of the Cayman Islands, our Controlling Shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit. You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal or state courts may be limited;

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Risks Related to this Offering and the Trading Market

In addition to the risks described above, we are subject to general risks and uncertainties relating to this offering and the trading market, including, but not limited to, the following:

●	there has been no public market for our Ordinary Shares prior to the completion of this offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all;
●	the initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile;
●	you will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased;
●	if we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected;
●	we are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies;
●	as an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors;
●	we will incur substantial increased costs as a result of being a public company;
●	substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline;
●	we do not intend to pay dividends for the foreseeable future;
●	the market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price;
●	you may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.

Risks Related to Regulation and Litigation

●	we are subject to evolving laws, regulations, standards and policies, and any actual or perceived failure to comply could harm our brands and reputation, subject us to significant fines and liability, or otherwise adversely affect our business; and
●

we may be involved in certain legal proceedings from time to time. Any adverse decision in such proceedings may render us liable to liabilities and may adversely affect our business, financial condition, results of operations, cash flows and prospects.

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Corporate Structure and History

We are not a Singapore operating company, but an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations through our operating company in Singapore, Fast Track Events Pte. Ltd. This is an offering of the Shares of FAST TRACK GROUP, the holding company in the Cayman Islands, instead of the shares of Fast Track Events Pte. Ltd.

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforceability of Civil Liabilities” for more information.

Corporate History and Structure

Our Group’s history can be traced back to 2012 when Mr. Lim Sim Foo, Harris saw an opportunity in the demand for an entertainment-focused event management and marketing services. This resulted in the incorporation of Fast Track Events Pte. Ltd.. Since then, we have grown into a one-stop shop that provides a full range of services for the organization and management of various events.

Corporate Reorganization

Our Company was incorporated in the Cayman Islands on May 31, 2024 under the Companies Act as an exempted company with limited liability. Our authorized share capital is US$50,000 divided into 50,000,000 Ordinary Shares, with a par value of US$0.001 each. TCX HOLDINGS LTD was incorporated under the laws of the British Virgin Islands on May 31, 2024 as an investment holding company.

As part of our Group’s internal reorganization for the purposes of the Offering, TCX HOLDINGS LTD was incorporated in the British Virgin Islands on May 31, 2024, and authorized to issue a maximum of 50,000 no par value shares of a single class. Prior to the reorganization, TCX HOLDINGS LTD issued 1 share, which is held by Mr. Lim Sim Foo, Harris.

On June 27, 2024, each of Mr. Lim Sim Foo, Harris, Bai Ye Private Limited, Ms. Low Jiayi, Ms. Chua Pak Gek, Mr. Selwyn Lim Chin Kiat, Ms. Rina Lim Fei Wen, Mr. Marcus Wong Wei Fu, and Mr. Bill Lim Tao Xuan, transferred their respective shares in Fast Track Events Pte. Ltd., representing in aggregate 100% of the issued share capital of Fast Track Events Pte. Ltd., to TCX HOLDINGS LTD. The consideration for the share transfers was satisfied by the allotment and issuance of 9,999 Ordinary Shares in TCX HOLDINGS LTD. On July 2, 2024 each of Mr. Lim Sim Foo, Harris, Bai Ye Private Limited, Ms. Low Jiayi, Ms. Chua Pak Gek, Mr. Selwyn Lim Chin Kiat, Ms. Rina Lim Fei Wen, Mr. Marcus Wong Wei Fu, and Mr. Bill Lim Tao Xuan, transferred their respective shares in TCX HOLDINGS LTD, representing in aggregate 100% of the issued share capital of TCX HOLDINGS LTD, to FAST TRACK GROUP. The consideration for the share transfers was satisfied by the allotment and issuance of 17,499,999 Ordinary Shares in aggregate by FAST TRACK GROUP on July 2, 2024, to each of Mr. Lim Sim Foo, Harris, Bai Ye Private Limited, Ms. Low Jiayi, Ms. Chua Pak Gek, Mr. Selwyn Lim Chin Kiat, Ms. Rina Lim Fei Wen, Mr. Marcus Wong Wei Fu, and Mr. Bill Lim Tao Xuan, each credited as fully paid.

Upon completion of the reorganization, our Company became the holding company of our Group and our shares are held as follows: 7,000,000; 4,593,750; 1,750,000; 831,250; 831,250; 831,250; 831,250 and 831,250 Ordinary Shares held by each of Mr. Lim Sim Foo, Harris, Bai Ye Private Limited, Ms. Low Jiayi, Ms. Chua Pak Gek, Mr. Selwyn Lim Chin Kiat, Ms. Rina Lim Fei Wen, Mr. Marcus Wong Wei Fu, and Mr. Bill Lim Tao Xuan, respectively.

The charts below illustrates our corporate structure and identifies our subsidiaries (i) as of the date of this prospectus and (ii) after giving effect to the Offering:

*Chart shows shareholding before/after the Offering

The above chart assumes an Offering of [   ] Ordinary Shares, and assumes that the underwriters’ over-allotment option has not been exercised.

Name	Background	Ownership
TCX HOLDINGS LTD	Incorporated on May 31, 2024 as a BVI Business Company in the British Virgin Islands.	100% owned by FAST TRACK GROUP.

Fast Track Events Pte. Ltd.	Incorporated on March 8, 2012 as a private company limited by shares under the laws of Singapore.	100% owned by TCX HOLDINGS LTD.

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Corporate Information

Our principal place of business is at 12 Mohamed Sultan Road, #04-01, Singapore 238961. Our registered office in the Cayman Islands is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman, P.O Box 10240, KY1-1002, Cayman Islands. The telephone number of our registered office is +65 6531 0075. Our agent for service of process in the United States is [Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168]. Our corporate website is https://www.fastrackevents.com. Information contained on our website does not constitute part of this prospectus.

Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer”

Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible, for up to five years, to take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:

●	the ability to include only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

●	exemptions from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), in the assessment of our internal control over financial reporting;

●	to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation.

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We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the consummation of this Offering or such earlier time that we are no longer an emerging growth company.

As a result, the information contained in this prospectus may be different from the information you receive from other public companies in which you hold shares. We do not know if some investors will find the Shares less attractive because we may rely on these exemptions. The result may be a less active trading market for the Shares, and the price of the Shares may become more volatile.

We will remain an emerging growth company until the earliest of: (1) the last day of the first fiscal year in which our annual gross revenue exceeds $1.235 billion; (2) the last day of the fiscal year following the fifth anniversary of the date of this Offering; (3) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of the Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (4) the date on which we have issued more than $1.00 billion in non-convertible debt securities during any three-year period.

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Foreign Private Issuer

Upon consummation of this Offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the rules under the Exchange Act requiring domestic filers to issue financial statements prepared under U.S. GAAP;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (the “SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Notwithstanding these exemptions, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our Executive Officers or members of our Board of Directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States, or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain more extensive executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more extensive compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer and will continue to be permitted to follow our home country practice on such matters.   Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

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Implications of Being a Controlled Company

Upon the completion of this Offering, we will be a “controlled company” as defined under the Nasdaq Listing Rules because our Controlling Shareholder, Lim Sin Foo, Harris, will hold approximately [*]% of our total issued and outstanding Shares and will be able to exercise approximately [*]% of the total voting power of our issued and outstanding share capital.

For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. A “controlled company” under the Nasdaq corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Following this offering, our principal shareholder will control a majority of the voting power of our outstanding ordinary shares, making us a “controlled company” within the meaning of the Nasdaq corporate governance rules. As a controlled company, if we may elect not to comply with certain of the Nasdaq corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our remuneration committee and our nominating committee consist entirely of independent directors.

Even if we cease to be a controlled company, we can still rely on exemptions available to foreign private issuers. However, we intend to comply with the Nasdaq Corporate Governance rules applicable to foreign private issuers and do not intend to rely on such controlled company exemptions. See section titled “Risk Factors — As a foreign private issuer and “controlled company” within the meaning of the Nasdaq’s corporate governance rules, we are permitted to rely on exemptions from certain of the Nasdaq corporate governance standards. Our choice to rely on such exemptions may afford less protection to holders of our ordinary shares. We intend to comply with the Nasdaq Corporate Governance rules applicable to foreign private issuers and do not intend to rely on such controlled company exemptions.”

Presentation of Financial and Other Information

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with U.S. GAAP.

All references in this prospectus to “U.S. dollars,” “US$,” and “$” refer to the currency of the United States of America and all references to “S$,” “Singapore dollar,” or “SGD” refer to the currency of Singapore. Unless otherwise indicated, all references to currency amounts in this prospectus are in US$.

  We have made rounding adjustments to some of the figures contained in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that preceded them.

Impact of COVID-19

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The pandemic resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. Companies were also taking precautions, such as requiring employees to work remotely, imposing travel restrictions, and temporarily closing businesses.

The COVID-19 outbreak has adversely affected (and a significant outbreak of other infectious diseases could result in an additional widespread health crisis that could adversely affect) the economies and financial markets worldwide, and the business of the Company could be materially and adversely affected by the COVID-19 outbreak and any such other outbreak. Furthermore, our business may be adversely affected if continued concerns relating to COVID-19 continue to restrict travel, or result in the Company’s personnel, vendors and services providers being unavailable to pursue their business objectives free of COVID-19 related restrictions. The extent to which COVID-19 impacts our business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including for example new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our ability to pursue our business objectives may be materially adversely affected.

The COVID-19 pandemic could also limit the ability of customers, suppliers and business partners to perform. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of the COVID-19 pandemic’s global economic impact, including any economic recession that has occurred or may occur in the future that will have an impact in the growth of the agricultural commodities industry. In addition, our ability to raise equity and debt financing which may be adversely impacted by COVID-19 and other events, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all.

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THE OFFERING

Shares offered by us:		[ ] Ordinary Shares (or [ ] Ordinary Shares if the underwriters exercise their option to purchase additional Shares within 45 days of the date of this prospectus from us in full).

Offer Price:		We currently estimate that the initial public offering price will be in the range of $[ ] to $[ ] per Ordinary Share.

Number of Shares outstanding before this Offering:		17,500,000 Ordinary Shares are outstanding as of the date of this prospectus.

Shares to be outstanding immediately after this Offering:		[ ] Ordinary Shares (or [ ] Ordinary Shares if the underwriters exercise their option to purchase additional Shares within 45 days of the date of this prospectus from us in full).

Over-allotment option to purchase additional Shares:		The underwriters have an option for a period of 45 days to purchase up to [ ] Shares to cover over-allotments, if any.

Representative’s Warrants:		Upon closing of this offering, we have agreed to issue to the Representative as compensation Representative’s Warrants exercisable for a period of five (5) years from the date of issuance of up to [ ] Ordinary Shares ([ ]% of the aggregate number of Ordinary Shares sold in this offering, including any Ordinary Shares sold upon the exercise of the over- allotment option, if any) at a per share exercise price equal to [ ]% of the public offering price per share in this offering.

Use of proceeds:

We estimate that we will receive net proceeds from this Offering of approximately US$[   ] (or US$[   ] if the underwriters exercise their over-allotment option to purchase additional Shares from us in full), based on an assumed initial public offering price of US$[  ] per Share, after deducting the estimated underwriting discounts, commissions and offering expenses payable by us.

We plan to use the net proceeds of this Offering in the following order of priority:

	●	Approximately [30]% to be used for [expansion into more markets (Southeast Asia)].

	●	Approximately [25]% to be used for [marketing and branding purposes].

	●	Approximately [20]% to be used for [building up sales and partnership team].

	●	Approximately [25]% to be used for working capital.

See “Use of Proceeds” on page 33 for more information.

Lock-up:		The Company and our Executive Officers and Directors have agreed, subject to some exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our Shares, or any securities convertible into or exchangeable or exercisable for our Shares, for a period of 180 days after the effective date of the registration statement of which this prospectus forms a part. See sections titled “Shares Eligible for Future Sale” and “Underwriting” for more information.

Controlled company:		After this Offering, assuming an offering size as set forth in this section, our Controlling Shareholder, Lim Sin Foo, Harris, will own approximately [ ]% of our Shares (or [ ]% of our Shares if the underwriters’ option to purchase additional shares is exercised in full). As a result, we expect to be a controlled company within the meaning of the corporate governance standards of the Nasdaq Capital Market, or Nasdaq. See section titled “Prospectus Summary — Implications of Being a Controlled Company”.

Listing:		We intend to list the Shares on the Nasdaq Capital Market under the symbol “[ ].” We will not consummate and close this Offering without a listing approval letter from Nasdaq Capital Market.

Risk factors:		See section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the Shares.

SUMMARY FINANCIAL INFORMATION

The following summary presents summary audited consolidated statements of operations data for the years ended February 28, 2023 and February 29, 2024 derived from our consolidated financial statements included elsewhere in this prospectus. The summary is followed by consolidated balance sheet data as of February 28, 2023 and February 29, 2024. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read this section together with our consolidated financial statements and the related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section included elsewhere in this prospectus.

The following table presents our summary consolidated statements of income for the years ended February 28, 2023 and February 29, 2024

	2023	2024	2024
	S$	S$	US$
Revenue	48,000	1,290,951	959,306
Cost of revenue	(3,861)	(1,025,516)	(762,061)
Gross profit/(loss)	44,139	265,435	197,245

Operating expenses:
Operating lease expenses	(1,980)	(20,987)	(15,595)
General and administrative expenses	(11,628)	(210,899)	(156,719)

Income from operations	30,531	33,549	24,931

Other income	102	1,000,267	743,298
Finance expense	(723)	(468)	(348)

Income tax expense	-	-	-
Net income/(loss)	29,910	1,033,348	767,881

The following table presents our summary consolidated balance sheets data as of February 28, 2023 and February 29, 2024.

	2023	2024	2024
	S$	S$	US$
Summary consolidated balance sheets
Total current assets	52,123	72,382	53,787
Total non-current assets	653	61,401	45,627
TOTAL ASSETS	52,776	133,783	99,414
Total current liabilities	1,825,248	860,074	639,120
Total non-current liabilities	13,944	26,777	19,898
TOTAL LIABILITIES	1,839,192	886,851	659,018
Total shareholders’ equity	(1,786,416)	(753,068)	(559,604)

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RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this prospectus are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business and Industry

Our business depends on relationships between key agents, managers and artistes and any adverse changes in these relationships would adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our business, which comprises of the Live Entertainment and Agency segments, is uniquely dependent on personal relationships, as our officers or other key personnel need to leverage on their existing network of relationships with artistes, key agents and managers in order to secure the rights to organize and manage the live events and concerts which are critical to our success.

Due to the importance of those industry contacts to our Live Entertainment and Agency business segments, any adverse change in the aforesaid relationships or the loss of any of our officers or other key personnel could affect these business segments.

We also cannot assure you that our officers and key personnel will remain with us in the long term, or that our associations with current industry contacts will be retained in the long term. If the key agents, managers, and artistes with whom we have established relationships are replaced by individuals with whom we are not familiar or with whom we have yet to establish good working relationships, we may experience a decline in customer and/or supplier engagement, which will in turn adversely affect our competitive position and our business, financial condition, results of operations, cash flows and prospects.

Our success depends on our key personnel and our ability to attract, motivate and retain a sufficient number of competent or qualified employees.

We are dependent on our Chief Executive Officer for various key aspects of our business, including but not limited to, project management and maintenance of customer/supplier relationships as well as sales and marketing. Mr. Lim Sim Foo, Harris, being our Chief Executive Officer, has been with our Group for over 10 years and he is supported by senior management personnel equipped with ample practical experience and the requisite industry expertise in the Live Entertainment and Agency industries. Ms. Low Jiayi, our Chief Operating Officer, has been with our Group since 2013, and is the overall person in charge for the majority of the projects that we have managed and organized. Such key personnel play an essential role in the operations of our Live Entertainment and Agency work. As such, our success and growth therefore depend to a large extent on our ability to hire and retain such competent, skilled and qualified key personnel. If our Chief Executive Officer or any member of our key personnel ceases to be involved with us in the future and we are unable to locate a suitable replacement in a timely manner, our overall management, administration, and implementation of our business development strategies may be negatively affected, which will consequently adversely affect our business, financial condition, results of operations, cash flows and prospects.

The Live Entertainment segment of our business may be adversely affected if we are unable to lease and/or acquire concert and event venues on favorable commercial terms.

We require event and concert venues from time to time for the events and/or concerts which we organize and manage. In the event that we are unable to lease or acquire such venues at our required dates and on terms favorable to us, revenue generated from those events and/or concerts that we organize may not generate sufficient revenue to cover our costs from organizing such events and/or concerts.

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In the event we are not able to generate sufficient revenue from the events and/or concerts which we organize, our business, financial condition, results of operations, cash flows and prospects would be adversely affected.

Although Singapore has seen the development of more venues for holding events and concerts, thereby increasing the number of venue options available to us when we organize and/or manage an event or concert, we do not own any of these event or concert venues. Our long-term success in the organization and management of events and/or concerts will depend in part on our ability to lease these venues from and enter into collaboration agreements with the venue owners or managers. As many of these agreements are with third parties over whom we have little or no control, we may be unable to renew these agreements or enter into new agreements on terms which are commercially acceptable and favorable to us in respect of these venues. The ability to renew these agreements or obtain new agreements on favorable terms depends on a number of factors, many of which are also beyond our control. Such factors include local business conditions and competition from other events and/or concert organization and management companies. If the cost of renewing these agreements is too high or if we are unable to renew such agreements in time and/or on favorable terms, this may result in delays in our operations and costs overruns, which may have a material and adverse impact on our business, financial condition, results of operations, cash flows and prospects.

The entertainment events management industry is highly competitive.

We are dependent on demand from the entertainment events management industry, and we face intense competition, with some competitors having more manpower, more resources and the necessary licenses and qualifications. The large number of competitors may subject us to severe downward pricing pressure, which will reduce our profit margins. Should we fail to adapt to market conditions and customer preferences effectively or offer a relatively competitive bid or quote, we may not be able to secure our existing customers or attract new customers. Further, if our competitors adopt an aggressive pricing policy or establish relationships with our existing customers and/or suppliers and subcontractors, we may not be able to secure contracts with our existing customers and/or suppliers and subcontractors in the future. We may also compete in other areas, including the hiring of subcontractors and qualified employees. If we fail to compete in these areas, our business, financial condition, results of operations, cash flows and prospects will be materially and adversely affected.

If scheduled events and/or concerts are cancelled or postponed, our reputation may be adversely affected.

We incur a significant amount of upfront costs such as marketing and related costs when we plan and prepare for a concert or event. Accordingly, if a planned concert or event is cancelled, especially if the cancellation is close to the date of the planned concert or event, we would lose a substantial amount of sunk costs, fail to generate the anticipated revenue and may be forced to issue refunds for tickets sold. If a planned concert or event is postponed, we would incur substantial additional costs in connection with having to stage the event or concert on an alternative date and possibly, at an alternative venue as well, which may negatively impact the attendance as well as concession and merchandise sales. Further, we may, in certain situations, have to refund the cost of the tickets to ticket holders who are not available on the alternative date. The cancellation or postponement of an event and/or concert may have an adverse impact on our reputation, financial condition and results of operations. While we have not experienced any concert cancellation or postponement, we cannot assure you that such concert cancellation or postponement will not happen in the future, of which could cause a material and adverse impact on our business, financial condition, results of operations, cash flows and prospects in the future.

We are exposed to concentration risk of heavy reliance on our major customers

A significant portion of our revenue was derived from a small number of customers during the Track Record Period. During the Track Record Period, the revenue generated from our major customers accounted for 100% of our total revenue, while the revenue generated from a single customer accounted for 100% and approximately 75% of our total revenue for the same period, respectively. We may continue to have a concentration of customers in the future. Therefore, if our major customers do not engage our services and we cannot secure new customers on time, our business, financial condition and results of operation may be adversely affected.

There is also no assurance that the financial position of our major customers will remain healthy in the future and that we will be able to receive payments from such customers on time. Any deterioration of the businesses of our major customers could lead to delay and/or default in their payments to us. If our major customers fail to make timely payments to us, our cash flows and financial position may be materially and adversely affected.

We may be liable for the losses incurred by the relevant artiste management companies in certain circumstances.

When artiste management companies sell to us rights to stage and organize concerts for their artistes, we occasionally sell such rights to other third party organizers by entering into back-to-back arrangements with the artiste management companies and the third party organizers. As we remain liable to the artiste management companies pursuant to the relevant contracts that we enter into with them, if the third party organizer breaches or fails to organize such concerts or events in accordance with the relevant terms, we may be liable for damages or losses incurred by the relevant artiste management companies due to the aforesaid breaches. This could adversely affect our reputation and financial condition. We have not encountered any incidents in the past which resulted in us being liable for such losses incurred by the relevant artiste management companies.

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We are exposed to the risks in the non-performance and quality of our subcontracted works.

We conduct project management and certain media press release work in-house, and procure products and services from our suppliers which are mainly artists management, music labels and audio visual technical companies. As such, we subcontract certain parts of our projects and services to third party subcontractors. We are therefore exposed to the risks that our subcontractors may not provide the subcontracted services or works on time or that the quality of the works or services subcontracted may not meet the requirements under the relevant contracts that we have entered into with our customers. Although we may enter into back-to-back arrangements with our subcontractors where the terms of our contract with our subcontractors are identical or substantially similar to the terms of our contract with our customers, we remain liable to our customers under the contracts that we enter into with them. As such, in the event that our subcontractor is unable to perform the subcontracted works or provide the required services in a satisfactory manner, we will be liable to our customers. Should we be unable to procure other subcontractors to complete the works, or to carry out the works ourselves at the same cost, this would adversely affect our business and our profitability.

Although we have not encountered any incidents in the past which resulted in us being exposed to risks in the non-performance and quality of our subcontracted works, we cannot assure you that such exposure to risks in the non-performance and quality of our subcontracted works will not happen in future, which could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Poor weather adversely affects attendance at our events and concerts, which could negatively impact our financial performance from period to period.

We organize many events and concerts. Poor weather conditions surrounding these events and concerts may affect sales of tickets, concessions, and merchandise, among other things. Due to weather conditions, we may be required to cancel or reschedule an event to another available day or a different venue, which would increase our costs for the event and could negatively impact the attendance at the event, which in turn could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our business may be sensitive to public tastes and depends partially on our ability to secure popular artists and other live events and concerts.

Our business may be sensitive to rapidly changing public tastes and depends partially on the availability of popular artists and events. Our Live Entertainment and Agency businesses depend in part on our ability to anticipate the tastes of consumers and to offer events that appeal to the masses. However, as consumer preferences change from time to time, we may not be able to anticipate, identify or react to these changes and secure entertainment acts or artists which are current and popular. This in turn could adversely affect our business, financial condition, results of operations, cash flows and prospects.

Accidents or mishaps may occur at our events or concerts despite safety measures.

Accidents or mishaps may occur at the events or concerts organized by us even though we have put in place certain safety measures. Such accidents or mishaps may severely disrupt the events or concerts and may expose us to personal injury litigation as well as damage our reputation. In such event, our business, financial condition, results of operations, cash flows and prospects may be materially and adversely affected. Further, if our insurance policies do not cover or do not adequately cover such claims, our results of operations and financial performance may be materially and adversely affected. We have not had any accident or mishap in the concerts and events that we organized in the past that had a material impact on our financials and/or operations. However, we cannot assure you that there will be no such accidents or mishaps in the concerts and events that we organize in the future, which could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

We incur relatively substantial expenses relating to artiste cost in contracting an established artiste.

One of our business strategies is to secure established artistes to perform in various locations, such as different major cities within the region. In engaging such established artistes to perform in all these locations, we generally pay a substantial down-payment or advance to engage the established artistes, which forms part of our cost of sales in our consolidated financial statements. If we are unable to obtain financing or generate cash flow internally, the amount to be spent on engaging these established artistes may have to be reduced. This may adversely affect our ability to secure established artistes and our operations in the long run, which could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

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The advent of new media and other disruptive technologies may diminish the attractions of live concerts and events.

The advent of new media and other disruptive technologies may result in artistes and our other customers using alternative media and avenues to reach out to their fans, supporters and customers (as the case may be), thereby diminishing the attractiveness of live concerts and events. Such new or alternative media may take the form of different interactive technologies such as 3D, holography, and virtual reality, or other forms of disruptive technologies. If we are unable to improve our service offerings alongside technological advancements in the media and entertainment industry, we might experience a decline in our competitive edge which could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our insurance coverage may be inadequate.

While we believe that we have adequately insured our operations and properties in a way that we believe is customary in the Live Entertainment and Agency business and in amounts that we believe to be commercially appropriate, we may become subject to liabilities for events against which we are not adequately insured or which we cannot be insured on terms which are acceptable to us. Examples of these events include natural disasters, riots, general strikes, and acts of terrorism. Some of the losses we suffer may also not be easily quantifiable and may damage our reputation.

Our business, financial condition, results of operations, cash flows and prospects may be adversely affected if:

●	an event occurs for which we are not adequately or sufficiently insured;

●	one or more large claims is or are successfully asserted against us that exceed the available insurance coverage;

●	any of our insurance claims are contested by the insurance company; and/or

●	we are not able to purchase insurance of the types and in the amounts that we deem necessary at acceptable premiums.

We face risks from doing business in the region.

We organize and/or manage live events and concerts not only in Singapore but also in Malaysia and Australia. As a result, our business is subject to certain risks inherent in conducting business overseas, many of which are beyond our control. These risks include but are not limited to:

●	laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and withholding taxes, and changes in these laws;

●	inflation, interest rates and general conditions;

●	changes in local regulatory requirements, including restrictions on content;

●	differing cultural tastes and attitudes;

●	differing degrees of protection for intellectual property;

●	the instability of foreign economies and governments;

●	fluctuating foreign exchange rates;

●	the spread of communicable diseases in such jurisdictions, which may impact business in such jurisdictions; and

●	natural disasters, war and acts of terrorism.

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An adverse development related to any of the abovementioned factors and other risks associated with international trade may have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects if we are unable to adapt our business strategies or operations accordingly.

We may be affected by terrorist attacks, natural disasters, outbreaks of communicable diseases and other events beyond our control.

Our business may be adversely affected by instability, disruption or destruction in a geographic region of Singapore, regardless of cause, including war, terrorism, riot, civil insurrection or social unrest, and natural or manmade disasters, including famine, flood, fire, earthquake, storm or pandemic events and spread of disease (including the COVID-19 pandemic). Such events may have an adverse impact on the live concert and entertainment industry and our business, as well as give rise to sudden significant changes in regional and global economic conditions and cycles. The consequences of any such terrorist attacks, natural disasters or other events beyond our control are unpredictable, and we are not able to foresee events of such nature, which could cause interruptions to parts of our businesses and have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Additionally, an outbreak of Zika, SARS, avian influenza, Influenza A (H1N1) and/or other communicable diseases, if uncontrolled, could affect our operations, as well as the promotion of and attendance at live events and concerts by the public. This may lead to a decrease in demand for our services by artiste management companies and event organizers, which may adversely affect our business, financial condition, results of operations, cash flows and prospects.

Further, in the event that our employees and/or employees of our suppliers are infected or suspected of being infected with any communicable disease, we and/or our suppliers may be required by health authorities to temporarily shut down the affected premises or offices and quarantine the relevant employees to prevent the spread of the disease.

For example, the COVID-19 pandemic had resulted in temporary delays and suspensions or cancellation of our projects and shortage of labor given that our employees returning from certain countries may be subject to health and safety restrictions under the Infectious Diseases Act 1976 of Singapore, which severely disrupted our business operations and had a material and adverse effect on our business operations, financial condition, results of operations and prospects. In addition, our revenue and profitability may be materially affected if any health epidemic or virus outbreak affects the overall economic and market conditions in Singapore. Failure to meet our customers’ expectations could damage our sales and reputation, and may, as a result, lead to loss of business and affect our ability to attract new business. The occurrence of a catastrophic event could have a material effect on our business, prospects, financial condition and results of operations.

The COVID-19 pandemic has affected, and could continue to affect, the global economy as a whole and the market in which we operate.

The COVID-19 pandemic has caused volatility in the global economy. Government measures taken in response to the pandemic, including quarantine orders, as well as other indirect effects that the COVID-19 pandemic is having on global economic activity have also resulted in operating and logistics risks for us, and operations by our suppliers and/or subcontractors were impacted by changed protocols or working practices. Preventative measures put in place to tackle the COVID-19 pandemic could negatively impact our operations. For instance, a lockdown may impact our ability to organize live events. Safe distancing measures could reduce the number of workers and staff that we can allocate to work on each project thus delaying the overall progress. Additionally, safe distancing measures that generally stipulate limited numbers of people gathering in groups will be a risk to the organization of live events that typically involve large crowds. As a result of these measures, many artistes management companies opted to organize smaller scale digital events or concerts that do not require external organizers like ourselves. The COVID-19 pandemic has also led to sharp reductions in global growth rates and the ultimate impact on the global economy remains uncertain. Accordingly, the COVID-19 pandemic may have significant negative impacts in the medium and long term, including on our business, financial condition, results of operations, cash flows and prospects.

For instance, due to the COVID-19 outbreak, we faced a high number of cancellations of our events and projects due to quarantine measures and safe distancing restrictions imposed by the government. As a result of the reduced number of in-person events being organized, revenue from our live entertainment and agency business segments decreased by 95% from FY2020 to FY2023. As a result, our Major Customers and Major Suppliers/Contractors for FY2023 and FY2024 may not be indicative of our customers or suppliers/contractors during the financial period before COVID-19 or our future customers or suppliers/contractors for the financial year after February 29, 2024.

Live Entertainment have since gradually gone back to normal from 2023 onwards, the overall cost of hosting a live entertainment show has increased significantly.

The impact of the COVID-19 pandemic on our business going forward will depend on a range of factors which we are not able to accurately predict, including the duration and scope of the pandemic, a repeat of the spike in the number of COVID-19 cases, the geographies impacted, the impact of the pandemic on economic activity and the nature and severity of measures adopted by governments, including restrictions on travel, mandates to avoid large gatherings and orders to self-quarantine or shelter in place.

Such risks include, but are not limited to, our ability to secure new customers, the viability of alternative business strategies, difficulties in the assimilation of operations, technologies, systems and personnel, unforeseen liabilities and loss of capital.

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We depend on the strength of our brand and any dilution of our brand value would adversely affect our business.

We are dependent on our track record, reputation, brand recognition, long-standing business relationships and credibility. We believe that our customers associate our brand name with one of the highest quality of management and events services in Singapore, which gives us a competitive advantage over the majority of our competitors. For instance, we often receive enquiries for our services based on referrals made by our existing customers, and our customers regularly request for our name and/or our logo to be included in their marketing materials. The strength of our brand is important in our engagement with new customers and is an important metric in our securing of new projects. While we believe our brand and services are recognized by our customers in the industry we operate in, it is possible that our competitors and or other third parties may adopt brands or marks similar to ours, which may lead to brand confusion among existing and potential customers. If unauthorized third parties exploit the use of our brand name, our reputation and goodwill and hence our ability to maintain our competitive edge may be adversely affected.

There is no assurance that our future plans will be commercially successful.

We intend to expand our operations locally and overseas into new geographic markets in accordance with our future plans as set out in the section entitled “Our Strategies and Future Plans” of this prospectus. Such expansion plans involve numerous risks, including but not limited to, our ability to secure locations for the setting up of new offices, expand our current facilities in a cost efficient manner, enter into joint ventures and/or acquire companies that are complementary to our existing businesses.

We cannot assure you that such expansion plans will be commercially successful or if we are able to enter new geographical markets to expand our Live Entertainment and Agency business. These expansion plans will require substantial capital expenditure, financial and management resources and are subject to factors beyond our control, such as government legislation, regulatory approvals, general economic conditions, and global or local trends.

We may also not be successful in integrating any acquired businesses and might not achieve the anticipated synergies for revenue growth and cost benefits.

Our business, financial condition, results of operations, cash flows and prospects may be materially and adversely affected if we:

●	fail to achieve a sufficient level of revenue;

●	experience performance problems with an acquired company, such as the incurrence of debt, contingent liabilities, possible impairment charges related to goodwill or other intangible assets; and/or

●	encounter any other unanticipated events or circumstances.

Our business, financial condition, results of operations, cash flows and prospects may be adversely affected by exchange rates.

For our Live Entertainment business segment, we are exposed to exchange rate fluctuations, to the extent that the fees of the artists we engage and the contracts that we sign are paid in US$. We sell our tickets and other revenue in Singapore and in S$. For our Agency business segment, we make payment to the artists we engage in US$ and we receive payment from our customers in US$.

Our functional reporting currency for our statutory financial statements is presented in S$, and therefore, US$ payments will have to be translated into S$ on every reporting date. Any currency exchange gain or loss resulting from the translation is recognized as other comprehensive income and accumulated in the foreign currency translation reserve, under equity. If the resulting translation differences are significant, they may materially affect our results and shareholders’ funds position. Additionally, the computation of bank covenants and debt ratios may also be affected.

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Our business may be subject to disputes and claims between us, our suppliers and our customers.

We may be involved in disputes or claims between us, our suppliers and/or our customers on grounds such as non-adherence to contract terms, delays, breach of contract and/or other losses suffered by either party. These disputes and/or claims may lead to legal and other proceedings and may result in substantial costs and diversion of our management’s resources and attention from our business. In the event that such disputes, claims, legal and/or other proceedings are not concluded in our favor and we are made liable for the claims and/or damages and incur legal and other costs, or we accept settlement terms that are unfavorable to us, our reputation, business, financial condition, results of operations, cash flows and prospects may be adversely affected. We have not had disputes or claims with our suppliers and/or customers in the past which had a material impact on our financials and/or operations. However, we cannot assure you that we will not have disputes or claims with our suppliers and/or customers in the future which could have a material and adverse impact on our business, financial condition, results of operations, cash flows and prospects.

Our revenue is mainly derived from projects which are non-recurring in nature and we may not be able to secure new suppliers, customers and/or projects continuously. Our historical financial and operating results are therefore not indicative of future performance.

Our contracts are mainly project-based and the work projects are largely non-recurring in nature. Hence, it is crucial that we are able to secure new projects of similar or larger value or a similar number of projects on a continual basis. As our revenue is mainly derived from projects which are non-recurring in nature, there is no assurance that we will be able to secure new suppliers, customers and/or new projects from our existing projects. To secure new contracts, we have to successfully engage artistes to appear and/or perform at our events. In the event that we are unable to maintain business relationships with our existing artists or artiste managers and secure contracts with them, our business, financial condition, results of operations, cash flows and prospects will be adversely affected.

Our revenue, operating expenses and results of operations, therefore, may vary from period to period and from year to year in response to the reasons above, as well as a variety of factors beyond our control, including general business and economic conditions, employment rates, inflation and interest rates, and consumer discretionary income, retail spending, and confidence. Owing to these factors, among others, we believe that year-to-year or even period-to-period comparisons of our historical results of operations may not be indicative of our future performance and undue reliance should not be placed on these comparisons to predict our future financial performance or the future performance of our Shares.

Because we are incorporated under the laws of the Cayman Islands, our Controlling Shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit. You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal or state courts may be limited.

While under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our memorandum and articles of association will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders unless required by the Companies Act of the Cayman Islands or other applicable law or authorized by the directors or by ordinary resolution. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practices with respect to any corporate governance matter. To the extent we choose to follow home country practices with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital and Governing Documents — Comparison of Cayman Islands Corporate Law and U.S. Corporate Law.”

Our cash flows may fluctuate due to the payment practice applied to our projects.

Our Live Entertainment segment’s projects normally incur net cash outflows in the initial stage of carrying out our works when we are required to pay for the setting up, wages for workers, accommodation costs, hiring of subcontractors, and commencement of works. For example, ticketing companies, which are the vendors that collect payment from our customers, will pay us ticket revenue seven (7) days after the end of an event, but we have to bear costs such as upfront payment to artiste and/or tour management companies during the period leading up to the event. Such a payment arrangement will move us from net cash outflows at the early stage to net cash inflows after the event. We undertake a number of projects at any given period and therefore we could offset the cash inflow of certain projects against the cash outflow of others. However, should the mix of our projects be such that there are more abovementioned upfront expenses in the initial stage, our corresponding cash flow position may be adversely affected, which may in turn adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our funding requirements and proposed deployment of the net proceeds from this offering are based on management estimates and may be subject to changes based on various factors, some of which are beyond our control.

Our funding requirements and deployment of the net proceeds from this offering are based on internal management estimates, based on assumptions, current market conditions and our business plan. Our funding requirements may be subject to changes based on various factors such as financial and market condition, business and strategy, competition, negotiation with vendors, variation in cost estimates on account of factors and other external factors such as changes in the business environment and interest or exchange rate fluctuations, which may not be within the control of our management. We operate in a highly competitive and dynamic industry and may have to revise our estimates from time to time on account of changes in external circumstances or costs, or changes in other financial conditions, business or strategy. This may entail rescheduling, revising or cancelling planned expenditure and funding requirements at our discretion.

As we grow our business, our working capital requirements will increase. In order to access new markets, increase our market share and/or enhance our service offerings and technical capabilities, we may also pursue investment opportunities which are in line with our growth strategy. We may also find other opportunities to grow which cannot be predicted at this juncture. To the extent that funds generated from operations are insufficient, we may have to raise additional funds to meet new financial requirements. These additional funds may be raised by way of issuance of new shares through a placement or rights offering (which would be subject to Shareholders’ approval if necessary) or by way of borrowings. The availability of credit and financing costs may be influenced by investor confidence and any factors the impact general market confidence. This could include for example, a decrease in credit ratings, central bank intervention and changes to interest rates. If we are unable to obtain sufficient funding for our business, our business, financial condition and results of operations may be materially and adversely affected.

The operations of entertainment events management companies in Singapore are subject to compliance with a number of regulatory requirements, which may affect our operating costs and profitability.

As with other similar companies, our operations are required to comply with various safety, employee protection and environmental protection laws, regulations and requirements in Singapore, among which certain material ones are summarized in the section titled “Regulations” of this prospectus. In the event that our operations fail to meet these requirements, we may be subject to fines or other remedial measures. Furthermore, our ability to obtain new projects in the future will be affected by any of our non-compliance with the applicable laws, regulations and requirements. Additionally, we may incur additional costs to ensure compliance if there are any changes to the relevant requirements in the future.

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We may need additional capital but may not be able to obtain it on favorable terms or at all.

We may require additional cash resources due to future growth and development of our business, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, and liquidity of international capital and lending markets. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

Our success is highly dependent on our ability to obtain a substantial amount of capital for our business.

We will need substantial capital in order to complete payments needed for our Live Entertainment segment projects. If we are unable to obtain sufficient financing, then it could result in significant delays in those projects, which could have a material adverse effect on our business and our ability to repay our existing indebtedness.

Approximately 10% of our proceeds will be used to expand our project portfolio to overseas markets, primarily in the Southeast Asia region. Expansion into overseas markets will have certain risks, which could have a material adverse effect on our business.

The expansion into overseas markets will have certain risks as we may have limited or no operating experience in certain markets. As a result, we may not be able to attract a sufficient number of new customers due to limited presence and brand recognition in such overseas market and may fail to compete effectively in these markets. In addition, such expansion may increasingly subject us to risks inherent in conducting business internationally, including but not limited to that we may not be able to obtain sufficient financing to support our overseas expansion, local political instability, civil unrest or terrorism in such regions, economic uncertainties and recessions in such regions, failure to comply with laws and regulations, approval or license requirements, as well as industry or technical standards of the overseas market, challenges in administering and providing support to overseas operations, differences in cultural, commercial and operating environments and corporate governance, and failure to recruit and retain competent personnel, each of which may have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Risks Related to this Offering and the Trading Market

There has been no public market for our Ordinary Shares prior to the completion of this offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all.

Prior to the completion of this offering, there has not been a public market for our Ordinary Shares. We plan to apply for the listing of our Ordinary Shares on the Nasdaq Capital Market. An active public market for our Ordinary Shares, however, may not develop or be sustained after the offering, in which case the market price and liquidity of our Ordinary Shares will be materially and adversely affected.

The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Ordinary Shares will be determined by negotiations between us and the underwriters, and may not bear a direct relationship to our earnings, book value, or any other indicia of value. We cannot assure you that the market price of our Ordinary Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

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You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased.

The initial public offering price of our Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of our Ordinary Shares. Consequently, when you purchase our Ordinary Shares in the offering, upon completion of the offering you will incur immediate dilution of $[●] per share, assuming an initial public offering price of $[●]. See “Dilution.” In addition, you may experience further dilution to the extent that additional Ordinary Shares are issued upon exercise of outstanding options we may grant from time to time.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Prior to the completion of this offering, we have been a private company with limited accounting personnel. Furthermore, prior to the completion of this offering, our management has not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our Ordinary Shares.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes- Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify material weaknesses and deficiencies in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from Nasdaq, to regulatory investigations and to civil or criminal sanctions.

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We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will incur substantial increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior April 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of the Ordinary Shares to decline. Immediately after the completion of this Offering, we will have [●] Ordinary Shares outstanding, assuming the underwriters do not exercise their over-allotment option. All Ordinary Shares sold in this Offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The Company and our executive officers and directors have agreed not to sell, transfer or dispose of, directly or indirectly, any of our Ordinary Shares, or securities convertible into or exercisable or exchangeable for our Ordinary Shares, for a period of 180 days following the effective date of the registration statement of which this prospectus forms a part, subject to certain exceptions. Ordinary Shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of the Ordinary Shares could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Ordinary Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. See also “Risk Factors—Our pre-IPO shareholders will be able to sell their shares upon completion of this offering subject to restrictions under Rule 144 under the Securities Act.” on page 30 of this prospectus and “Shares Eligible for Future Sale” section on page 96 of this prospectus for more information.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

Any trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Ordinary Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Ordinary Shares following our initial public offering. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to the completion of our initial public offering. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

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●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

We anticipate that we will use the net proceeds from this offering for working capital and other corporate purposes. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the net proceeds in ways that do not improve our results of operations or enhance the market price of our Ordinary Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

As a foreign private issuer and “controlled company” within the meaning of the Nasdaq’s corporate governance rules, we are permitted to rely on exemptions from certain of the Nasdaq corporate governance standards. Our choice to rely on such exemptions may afford less protection to holders of our ordinary shares. We intend to comply with the Nasdaq Corporate Governance rules applicable to foreign private issuers and do not intend to rely on such controlled company exemptions.

The Nasdaq corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. If we choose to rely on the foreign private issuer exemption to certain of the Nasdaq corporate governance standards, a majority of the directors on our board of directors will not be required to be independent directors, our remuneration committee will not be required to be comprised entirely of independent directors and we will not be required to have a nominating committee. Therefore, our board of directors approach to governance will be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our Company may be more limited than if we were subject to all of the Nasdaq corporate governance standards.

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A “controlled company” under the Nasdaq corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Following this offering, our principal shareholder will control a majority of the voting power of our outstanding ordinary shares, making us a “controlled company” within the meaning of the Nasdaq corporate governance rules. As a controlled company, if we may elect not to comply with certain of the Nasdaq corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our remuneration committee and our nominating committee consist entirely of independent directors.

Should we choose to rely on the above exemptions, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced. However, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers and do not intend to rely on the above exemptions of controlled company.

Although as a Foreign Private Issuer we are exempt from certain corporate governance standards applicable to US issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●

a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

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Anti-takeover provisions in our memorandum and articles of association may discourage, delay, or prevent a change in control.

Some provisions of our memorandum of association (the “Memorandum”) and articles of association (the “Articles of Association”), as amended from time to time (collectively the “Memorandum and Articles of Association”), which will become effective on or before the completion of this offering, may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors to issue preference shares in one or more series and to designate the rights, preferences and restrictions of such preference shares without any further vote or action by our shareholders; and

●	provisions that limit the ability of our shareholders to requisition and convene general meetings of shareholders.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades, transactions or transfers of Ordinary Shares entered into through the facilities of a stock exchange or automated quotation system on which our Ordinary Shares are listed or traded from time to time, our board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any Ordinary Share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares transferred are free of any lien in favor of us; and (vi) a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year.

This, however, is unlikely to affect market transactions of the Ordinary Shares purchased by investors in the public offering. Once the Ordinary Shares have been listed on the Nasdaq Capital Market, the legal title to such Ordinary Shares and the registration details of those Ordinary Shares in the Company’s register of members will remain with DTC/Cede & Co. All market transactions with respect to those Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the Depository Trust Company (“DTC”) systems.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our Memorandum and Articles of Association, by the Companies Act (As Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than they would as public shareholders of a corporation incorporated in a jurisdiction in the United States.

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You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our Articles of Association allow our shareholders holding shares which carry in aggregate not less than 10% of all votes attaching to the issued and outstanding shares of the Company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Advance notice of not less than seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person, through their authorized representative or by proxy two or more shareholders entitled to vote on resolutions of shareholders to be considered at the meeting except where there is only one shareholder entitled to vote on resolutions of shareholders to be considered at the meeting in which case the quorum shall be one shareholder.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

In general, we will be treated as a passive foreign investment company (“PFIC”) for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Material U.S. Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. We are not currently expected to be treated as a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and, thus, is subject to change. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

Our pre-IPO shareholders will be able to sell their shares upon completion of this offering subject to restrictions under Rule 144 under the Securities Act.

Our pre-IPO shareholders may be able to sell their Ordinary Shares under Rule 144 after the completion of this offering. Because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the Ordinary Shares following the completion of the offering, to the detriment of participants in this offering. Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this offering. Our Executive Officers, Directors and Major Shareholders have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our Shares, or any securities convertible into or exchangeable or exercisable for our Shares, for a period of six months after the date of this prospectus. After the expiration of the six months’ period, the Shares held by our Directors, Executive Officers and our existing Shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings. See “Underwriting.”

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Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we make a liquidating distribution, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our company to claims, by paying public shareholders prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or its share premium account, provided that in no circumstances may a dividend be paid out of the share premium account if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Our Company and any director or manager of the Company who knowingly and willfully authorizes or permits any distribution or dividend to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would commit an offence and may be liable to a fine of Cayman Islands dollars 15,000 and to imprisonment for five years in the Cayman Islands.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Memorandum and Articles of Association, as amended and by the Companies Act (As Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, officers and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the English courts are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on the civil liability provisions of U.S. securities laws, so far as the liabilities imposed by those provisions are penal in nature.

Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Risks Related to Regulations and Litigation

We are subject to evolving laws, regulations, standards and policies, and any actual or perceived failure to comply could harm our brand and reputation, subject us to significant fines and liability, or otherwise adversely affect our business.

The laws, regulations, standards and policies governing the provision of entertainment events management services vary from jurisdiction to jurisdiction. The application of these types of laws to our operations continues to be difficult to predict but could pose operational challenges for us in the future. Because laws vary from jurisdiction to jurisdiction, our services must be continually monitored for compliance with the various rules and requirements, which may change from time to time. Furthermore, the costs of compliance, including remediation of any discovered issues and any changes to our operations mandated by new or amended laws, may be significant, and any failures to comply could result in additional expenses, delays or fines. The applicable laws, regulations, standards and policies relating to the provision of entertainment events management services in the different jurisdictions in which our customers are located in continue to rapidly change, which increases the likelihood of a patchwork of complex or conflicting regulations, or which could adversely increase our compliance costs or otherwise materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

We may be involved in certain legal proceedings from time to time. Any adverse decision in such proceedings may render us liable to liabilities and may adversely affect our business, financial condition, results of operations, cash flows and prospects.

We may be involved in legal proceedings from time to time. In addition to the related cost, managing and defending litigation can divert our management’s attention. We may also need to pay damages to settle claims with a substantial amount of cash. Any of these could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

●	changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business;

●	the risk that we may be unable to realize our anticipated growth strategies and expected internal growth;

●	changes in the availability and cost of professional staff which we require to operate our business;

●	changes in customers’ preferences and needs;

●	changes in competitive conditions and our ability to compete under such conditions;

●	changes in our future capital needs and the availability of financing and capital to fund such needs;

●	changes in currency exchange rates or interest rates;

●	projections of revenue, earnings, capital structure and other financial items;

●	changes in our plan to enter into certain new business sectors; and

●	other factors beyond our control.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to our registration statement on Form F-1, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable.

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USE OF PROCEEDS

We estimate that we will receive net proceeds from this Offering of approximately US$[  ] million, after deducting underwriting discounts and estimated offering expenses payable by us. These estimates are based upon an assumed initial offer price of $[  ] per share, the midpoint of the estimated range of the initial public offer price shown on the front cover of this prospectus. A $1.00 change in the assumed initial public Offer Price of $[  ] per share would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds of this Offering by $[  ] million.

We plan to use the net proceeds of this Offering in the following order of priority:

●	Approximately [30]% to be used for [expansion into more markets (Southeast Asia)].

●	Approximately [25]% to be used for [marketing and branding purposes].

●	Approximately [20]% to be used for [building up sales and partnership team].

●	Approximately [25]% to be used for working capital.

To the extent that our actual net proceeds are not sufficient to fund all of the proposed purposes, we will decrease our allocation of the net proceeds for the purposes set out in the order of priority above on a pro-rata basis. We would anticipate raising additional capital through equity or debt financing sufficient to fund our proposed uses above.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Offering. Our management will have significant flexibility in applying and discretion to apply the net proceeds of the Offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus.

Pending deployment of the net proceeds for the uses described above, the funds may be placed in short-term deposits with financial institutions or used to invest in short-term money market instruments.

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DIVIDEND POLICY

We have not previously declared or paid any cash dividends and have no formal dividend  policy. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our Shares is limited by various factors such as our future financial performance and bank covenants. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board of Directors may deem relevant.

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CAPITALIZATION

The following table sets forth our capitalization as of February 29, 2024:

●	on an actual basis; and

●	on a pro forma as-adjusted basis to reflect the issuance and sale of [ ] Ordinary Shares by us in this offering at an assumed initial public offering price of US$[ ] per Share, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting underwriting discounts and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional shares.

You should read the following table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Result of Operations.”

	As of February 29, 2024
	(S$)	(US$)	(S$)	(US$)
	Actual	Actual	Pro Forma (Unaudited) (1)	Pro Forma (Unaudited)(1)
Cash and cash equivalents and restricted cash	3,193	2,373
Indebtedness and equity

Indebtedness:
Loans and borrowing unsecured (current)	10,419	7,742
Amount due to director (Current)	330,762	245,789

Loans and borrowing unsecured (non-current)	3,526	2,620
Total indebtedness	344,707	256,151

Stockholder’s equity:
Ordinary shares, US$0.001 par value, 50,000,000 shares authorized, 17,500,000 issued and outstanding as of February 29, 2024; [*] issued and outstanding, pro forma	23,550	17,500
Additional paid in capital	76,450	56,810
Retained earnings
Accumulated other comprehensive income	(853,068)	(633,914)
Total shareholders’ equity	(753,068)	(559,604)
Total capitalization	(408,361)	(303,453)

Notes:

(1)	The pro forma as adjusted information discussed above is illustrative only. Our pro forma as adjusted capitalization based on the assumed initial public offering price of $[ ] per share which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us is subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. We estimate the net proceeds will be approximately $[ ] million.

You should read the tables together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

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DILUTION

If you invest in our Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value as of February 29, 2024, was US$(0.03), or $(0.04) per Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Ordinary Share (as adjusted for the offering) from the initial public offering price per Ordinary Share and after deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

After giving effect to our sale of [     ] Ordinary Shares offered in this offering based on an assumed initial public offering price of US$[     ] per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deduction of the estimated underwriting discounts and the estimated offering expenses payable by us, our as adjusted net tangible book value as of February 29, 2024, would have been US$[    ], or US$[     ] per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of US$[    ] per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of US$[    ] per Ordinary Share to investors purchasing Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

	No Exercise of Over- Allotment Option	Full Exercise of Over- Allotment Option
Assumed Initial public offering price per Ordinary Share	US$	US$
Net tangible book value per Ordinary Share as of February 29, 2024	US$	US$
Increase in net tangible book value per Ordinary Share attributable to payments by new investors	US$	US$
Pro forma net tangible book value per Ordinary Share immediately after this offering	US$	US$
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	US$	US$

A $1.00 increase (decrease) in the assumed initial public offering price of $[     ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately US$[     ], and dilution in pro forma as adjusted net tangible book value per share to new investors by approximately US$[     ], assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following tables summarize, on a pro forma as adjusted basis as of February 29, 2024, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share before deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

	Ordinary Shares purchased			Total consideration			Average price per Ordinary
Over-allotment option not exercised	Number	Percent		Amount	Percent		Share
				US $			US $
Existing shareholders			%			%
New investors			%			%
Total		100.0%			100.00%

	Ordinary Shares purchased			Total consideration			Average price per Ordinary
Over-allotment option exercised in full	Number	Percent		Amount	Percent		Share
				US $			US $
Existing shareholders			%			%
New investors			%			%
Total		100.0%			100.00%

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this offering determined at the pricing.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the section of this prospectus titled “Summary Financial Information” and the Company’s consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis here and throughout this prospectus contains forward-looking statements that involve risks, uncertainties and assumptions. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

Introduction

Management’s discussion and analysis (“MD&A”) of our financial condition and results of operations is provided as a supplement to the audited consolidated financial statements and related notes thereto included elsewhere herein to help provide an understanding of our financial condition, changes in financial condition and results of our operations. The information included in this MD&A should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The MD&A is organized as follows:

●	Business overview. This section provides a general description of our business, as well as other matters that we believe are important in understanding our results of operations and financial condition and in anticipating future trends.

●	Consolidated and combined results of operations. This section provides an analysis of our results of operations for the years ended February 28, 2023 and February 29, 2024. Our discussion is presented on both a consolidated and combined and segment basis. Our business segments reported are Live Entertainment and Agency. Operating expenses, interest expense, other income (expense) — net and income taxes are managed on a total company basis and are, therefore, included only in our discussion of consolidated and combined results.

●	Liquidity and capital resources. This section provides a discussion of our financial condition as of February 28, 2023 and February 29, 2024, as well as an analysis of our cash flows for the years ended February 28, 2023 and February 29, 2024. The discussion of our financial condition and liquidity includes summaries of (i) our primary sources of liquidity and (ii) our outstanding debt and that existed at February 29, 2024.

●	Market risk management. This section discusses how we manage exposure to potential losses arising from adverse changes in foreign currency exchange and interest rates.

●	Recent accounting pronouncements and critical accounting policies. This section discusses accounting policies considered to be important to our financial condition and results of operations, which require significant judgment and estimates on the part of management in their application. In addition, all of our significant accounting policies, including our critical accounting policies, are summarized in “Note 2 — Summary of Significant Accounting Policies” to our consolidated financial statements and related notes included elsewhere in this prospectus.

Business Overview

We are incorporated as an exempt private company limited by shares in Singapore as an operating company of our businesses and we have been at the forefront of the industry since our incorporation in 2012. We are a regional entertainment-focused event management and marketing company that provides a full range of services including experiential marketing, artiste endorsement and management, movie premiere organizations, grand openings and concerts.

Since our inception, we have assisted our customers in creating, developing, organizing, hosting and managing various types of events and concerts. Our vast experience enabled us to organize and manage large scale events for famous Asian bands and artistes such as boy bands B.A.P and BTS, Running Man, David Tao, international speakers such as Michael Franzese and Jordan Belfort as well as international celebrities such as John Cena and Steven Seagal.

We specialize predominantly in the organization and management of large-scale live events and concerts by renowned international artistes in Singapore and the region, and provide agency services for artiste endorsements. We go beyond conventional event management and offer value-added services such as media planning, public relations management, technical production planning, celebrity sourcing, celebrity engagement consultancy and event manpower support, all tailored to the high standards that we set.

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We set ourselves apart from other competitors in the industry by providing comprehensive solutions encompassing technical expertise and creative input. This in turn mitigates the risks of operating in any single business segment

We provide these services in two work categories. The characteristics of each of the work categories are set out below:

Live Entertainment segment

Our business focusses the organization and management of concerts and events. Under this business segment, we take charge of the overall planning and managing of concerts and events. We offer a wide range of services in this regard, including event conceptualization, event logistics and event management.

Working together with our subcontractors, we manage the commissioning, installation and operation of the necessary technical equipment, including the lights system, sound system and livestreaming technology, all of which can be customized based on our customers’ needs.

We build and maintain good working relationships with artistes, artiste managers, artiste management companies and artiste agents. Fostering such relationships enables us to secure top artistes and the best concerts and events from all over the world.

Additionally, we maintain close ties with venue managers and owners as the venue is one of the crucial factors and a major cost component for a concert or event. In respect of venue managers and owners, we aim to foster a business relationship which will mutually benefit both parties. Venue owners and managers have an interest to ensure that their venues are not underutilized, while it serves in our interests to consistently meet the expectations of artiste management companies and artiste managers in relation to their choice venues.

Over the years, we have delivered consistently good services to artiste management companies in the promotion of their artistes’ concerts and events, and we have built a reputation and a track record for being the preferred partner for the promotion of concerts and events for well-known artistes.

Agency

Our business is diverse as it does not solely target the organization and management of concerts by recording artistes. We have also been involved in the promotion of events for some of the most popular celebrities in Asia and Hollywood including So Ji Sub, Jean-Claude Van Damme, John Cena, Donnie Yen and Steven Seagal. We also identify companies or brands that are interested in promoting their products through celebrity endorsements. This could be anything from consumer goods to luxury items, services, or even social causes.

We negotiate endorsement deals between our customers and the chosen artiste. This involves discussing terms such as the duration of the endorsement, the scope of promotional activities, compensation for the artiste, usage rights, and any exclusivity clauses. Once the deal is finalized, we organize and manage the execution of the endorsement campaign. This may include coordinating photo shoots, video shoots, public appearances, social media posts, and other promotional activities featuring the artist and the endorsed product or service.

With more than 10 years of experience in the industry creating celebrity-backed events and concerts, we have built many strong connections and continue to maintain good working relationships with these artistes management companies and talent agencies that we work with.

Overall, we facilitate partnerships between brands and artistes, leveraging the influence and appeal of celebrities to enhance brand visibility, credibility, and market reach.

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FAST TRACK GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the year ended February 28, 2023	For the year ended February 29, 2024	For the year ended February 29, 2024
	S$	S$	US$

Revenue	48,000	1,290,951	959,306
Cost of revenue	(3,861)	(1,025,516)	(762,061)

Gross profit	44,139	265,435	197,245

Operating expenses:
Operating lease expenses	(1,980)	(20,987)	(15,595)
General and administrative expenses	(11,628)	(210,899)	(156,719)
Total operating expenses	(13,608)	(231,886)	(172,314)

Income from operations	30,531	33,549	24,931

Other income	102	1,000,267	743,298

Finance Cost:
Interest expense	(723)	(468)	(348)

Income before tax expense	29,910	1,033,348	767,881
Income tax expense	-	-	-
Net income	29,910	1,033,348	767,881

Net income per share attributable to ordinary shareholders
Basic and diluted	-	0.06	0.04

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	17,500,000	17,500,000	17,500,000

Revenue

Our revenue increased from S$48,000 for year ended February 28, 2023 to S$1,290,951 (approximately $959,306) for year ended February 29, 2024, representing an increase of 2689%. The increase was primarily attributable to the Company resuming business activities in February 29, 2024 after the Company slowed down activities during and post Covid-19 period (between FY2020 to FY2023) which negatively affected the industry.

Revenue for year ended February 29, 2024 included revenue to related parties Fast Steel Construction Pte Ltd and Fast Track Events Sdn Bhd for the amounts S$965,005 ($717,095) and S$205,946 ($153,038) respectively.

Revenue for year ended February 28, 2023 and for year ended February 29, 2024, were driven by business activities from the Agency segment. Following the resumption of operations in FY2023 after Covid-19, the Company took a prudent approach initially and concentrated on building business with the Agency segment, contrasting with the Live Entertainment segment, where substantial upfront investment in capital resources is required before revenue can be realized.

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Cost of revenue

Our cost of revenue predominantly consists of artiste fees and expenses incurred in setting up the stages and grounds for the events. For the for year ended February 28, 2023 and the year ended February 29, 2024, our cost of revenue was S$3,861 and S$1,025,516 (approximately $762,061), respectively, an increase of 26461%. The increase of cost of revenue was a result of increase in amount of activities in FY2024 due to the lifting of restrictions related to Covid-19.

Gross Profit

Our gross profit increased from S$44,139 for year ended February 28, 2023 to S$265,435 (approximately $197,245) for year ended February 29, 2024, representing an increase of 601% for year ended February 29, 2024, mainly due to the resuming of business activities post Covid-19.

Operating lease expense

Our operating lease expense increased from S$1,980 for year ended February 28, 2023 to S$20,987 (approximately $15,595) for year ended February 29, 2024, representing an increase of 1060%. The increase was mainly attributable to the new operating lease for our headquarters’ office space at 12 Mohamed Sultan Road, #04-01, Singapore 238961, which commenced on September 16, 2023.

General and administrative expense

General and administrative expense increased S$199,271 (approximately $148,078), or 1714%, for year ended February 29, 2024 as compared to same period for year ended February 28, 2023. The increase can mainly be attributable to the increase in salary related and consultant expenses (approximately $73,760) as the Company pay the salary of the Director and hired a new consultant in January 2024 to assist in rebuilding and growing the business. General and operating expense also included provision for expected credit loss on trade receivable of approximately $72,205 for the year ended February 29, 2024.

Other Income

Other income of S$1,000,267 (approximately $743,298) for the year ended February 29, 2024, primarily reflects the waiver of S$1,000,000 (approximately $743,100) the Company received from a Director concerning the amount owed to the Director.

Interest Expense

Interest expense arose from a five-year S$50,000 bank loan undertaken by the Group which will expire in June 2025. The bank loan carries interest of 2.5% per annum and was guaranteed by director. For the years ended February 28, 2023 and February 29, 2024, our interest expenses were S$723 and S$468 (approximately $348), respectively, as the company continues to repay the bank loan over the period.

Income tax expense

No income tax expense was incurred for years ended February 28, 2023 and February 29, 2024, which was primarily attributable to the utilization of tax losses brought forward from prior periods.

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Segment Profitability Metric

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operation results by the revenue of different services. Based on management’s assessment of their business operation and main product lines, the Company has determined that it has two business segments based on product offered as defined by ASC 280 as follow.

1.	Live Entertainment

-	Live Entertainment/Concert revenue is generated through one-time or non-recurring projects with existing or new customers. Revenue from artist performance and sponsorship revenue where the Group undertook the role of Concert Organizer, and which the Group is acting as an agent.
-	Revenue from live entertainment/concert performances and other special events is recognized when the events take place. Revenue from a one-time event is recognized if (i) persuasive evidence of an arrangement exists; (ii) the event has occurred; (iii) the price is fixed or determinable; and (iv) collectability is reasonably assured.
-	Revenue from sponsorships associated with event management. Sponsorship advances are deferred until earned pursuant to the sponsorship agreement and are presented as contract liabilities on the statement of financial position. Revenue is recognized at point in time when the Group has fulfilled the performance obligation of the revenue contracts or recognized when services are rendered upon completion of events or services and when the Group has no remaining obligation to perform.
-	Revenue from this stream mainly comes from organizing events and activities directly for end consumers, usually through ticketing.

2.	Agency

-	The Company brokers and supplies artists to clients, generating revenue from their participation in events, advertisements, and various entertainment content projects. Additionally, the Company offers consultancy services to clients, assisting with event management and providing infrastructure and logistical support. Revenue is recognized when the services are rendered upon completion of the events and when the Company has no remaining obligation to perform.
-	Revenue under the Agency revenue stream primarily comes from providing services to business/corporate clients.

During the years ending February 28, 2023 and February 29, 2024, the Company reported revenue exclusively from its Agency segment. Following the resumption of business activities post Covid-19 in the year ended February 29, 2024, the company initially adopted a cautious approach and focused on developing its business within the Agency segment. This differed from the Live Entertainment segment, which demands significant upfront investment in capital resources before revenue can be generated.

Liquidity and Capital Resources

For the years ended February 28, 2023 and February 29, 2024, our net income amounted to approximately S$29,910 and S$1,033,348 (approximately $767,881), respectively. As of February 28, 2023 and February 29, 2024, our primary sources of liquidity were cash and cash equivalents, and cash flows generated from operations.

As of February 28, 2023, our cash and cash equivalents was approximately S$52,123, as compared to S$3,193 (approximately $2,373) as of February 29, 2024. These funds were primarily allocated towards fulfilling our working capital requirements and ongoing business investments.

Our working capital as of February 28, 2023 and as of February 29, 2024 was approximately S$(1,773,125) and S$(787,692) (approximately $(585,333)), respectively. The improvement in working capital as of February 29, 2024 was mainly attributable to reduction in amount due to director as the director agreed to a waiver of approximately $743,100 which the Company recorded as Other income for the year ended February 29, 2024. Additionally, we have utilized cash from a bank loan for financing. The Company has a five-year S$50,000 unsecured fixed rate bank loan which expires in June 2025. The bank loan carries interest of 2.5% per annum and was guaranteed by director. As of February 28, 2023 and February 29, 2024, the carrying amounts of the bank loans were S$24,126 and S$13,945 (approximately $10,362), respectively. On April 15, 2024, we acquired two credit facilities, one for S$50,000 and one for S$200,000, total amounting to S$250,000 (approximately $185,775), both facilities bear an interest of 12.00% per annum with a maturity date in April 2026.

We generally receive cash related to ticket revenues from Live Entertainment activities and collections from clients for Agency activities. With the exception of some upfront costs and artist deposits, which are recorded in prepaid expenses until the event occurs, we are able to pay the remainder of event related expenses at or after the event. We concentrated exclusively on Agency activities for the year ended February 28, 2023 and the year ended February 29, 2024 due to the fact that Live Entertainment ventures demand substantial initial investments in capital and company resources often months in advance of revenue recognition and collections from clients.

We may need to incur additional debt or issue equity to make strategic acquisitions or investments. We cannot assure that such financing will be available to us on acceptable terms or that such financing will be available at all. We may make significant acquisitions in the near term, subject to limitations imposed by our financing documents, market conditions and the tax matters agreement.

We believe that we have sufficient financial flexibility to fund these business fluctuations and to access the different market segments on satisfactory terms and in adequate amounts, although there can be no assurance that this will be the case. We expect cash flow from operations and borrowings under our unsecured credit facility to satisfy working capital, capital expenditure and debt service requirements for at least the succeeding year.

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Cash Flows

The following table summarizes our cash flows for the years ended February 28, 2023 and February 29, 2024:

FAST TRACK GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended February 28, 2023	For the year ended February 29, 2024	For the year ended February 29, 2024
	S$	S$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	29,910	1,033,348	767,881
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Waiver of amount due to director	-	(1,000,000)	(743,100)
Provision for expected credit losses accounts	-	97,167	72,205

Change in operating assets and liabilities:
Account receivables	-	(158,960)	(118,123)
Other current assets	77	(7,396)	(5,496)
Accruals and other payables	6,519	9,625	7,152
Deferred revenue	-	16,699	12,409
Net cash provided by (used in) operating activities	36,506	(9,517)	(7,072)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of borrowings	(9,930)	(10,181)	(7,566)
Net movements in amount due to director	23,326	(29,232)	(21,722)
Net cash provided by (used in) financial activities	13,396	(39,413)	(29,288)

Net change in cash and cash equivalents	49,902	(48,930)	(36,360)

Cash, cash equivalents - beginning of year	2,221	52,123	38,733
Cash, cash equivalents - end of year	52,123	3,193	2,373
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid (refunded) for income tax	-	-	-
Cash paid for interest	723	468	348

Operating activities

Net cash generated from operating activities was S$36,506 for the year ended February 28, 2023, compared to the net cash used in operating activities amounting to S($9,517) (approximately $(7,072)) for the year ended February 29, 2024.

The net cash generated from operating activities for the year ended February 28, 2023 was primarily attributable to the net profit of S$29,910 and changes in operating assets and liabilities primarily contributed by changes in accounts receivable, accounts payable, accruals and other payables.

The decrease in cash used in operating activities for the year ended February 29, 2024 was primarily attributable to changes in accounts receivables even though the Company recorded higher net profit.

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Financing activities

Net cash provided by financing activities was S$13,396 for the year ended February 28, 2023. This primarily stemmed from receipts of S$23,326 from a director for payment of expenses on behalf of the Company, partially offset by instalment repayments of an existing bank loan totaling S$9,930.

Net cash used in financing activities was S$(39,413) (approximately $(29,288)) for the year ended February 29, 2024. Net cash used in financing activities mainly resulted from repayment for amount due from director of S$(29,232) (approximately $(21,722)) and instalment repayments of an existing bank loan.

Off-balance sheet arrangements

During the periods presented, the Company did not have, nor does the Company currently have, any off-balance sheet transactions or arrangements that have, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Contractual obligations

The following table summarizes our contractual obligations as of February 29, 2024:

	Payments Due By Period Within one year	Within 2 to 5 years	Total (S$)	Total (US$)
Bank Loans
Principal payments	10,419	3,526	13,945	10,363
Interest payments	230	24	254	189

Operating lease commitments	38,150	23,251	61,401	45,627

Total Contractual commitments	48,799	26,801	75,600	56,179

Market Risk Management

We are exposed to market risks arising from changes in market rates and prices, including movements in foreign currency exchange rates and Concentrations and credit risk.

Foreign Currency Risk

For our Live Entertainment business segment, we are exposed to exchange rate fluctuations, to the extent that the fees of the artists we engage and the contracts that we sign are paid in US$. We sell our tickets and other revenue in Singapore and in S$ for acts in Singapore. For our Agency business segment, we make payment to the artists we engage in US$ and we receive payment from our customers in US$. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we have operations.

The accompanying consolidated financial statements are presented in Singapore Dollars (“S$”), which is the reporting currency of the Company. The functional currencies of the Company are the Singapore Dollar and United State Dollars.

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Translations of the consolidated balance sheet, consolidated statement of income and consolidated statements of cash flows from S$ into US$ as of and for the for the year ended February 29, 2024 was calculated at the rate of US$0.7431 = S$1. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on February 29, 2024, or at any other rate.

Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Our Live Entertainment segment’s projects normally incur net cash outflows in the initial stage of carrying out our works when we are required to pay for the setting up, wages for workers, accommodation costs, hiring of subcontractors, and commencement of works. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. To manage liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows.

The Group relies on bank borrowings as a significant source of liquidity. As of February 28, 2023, the Group had outstanding principal loan amounts of S$24,125, as compared to S$13,945 (approximately $10,363) as of February 29, 2024. Our management monitors the utilization of bank borrowings regularly.

Credit risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents, and accounts receivable and deposits. The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

For the year ended February 28, 2023, customer A accounted for 100% of the Company’s total revenue as of February 28, 2023. For the year ended February 29, 2024, customer B and customer C accounted for 75% and 16%, respectively, of the Company’s total revenue as of February 29, 2024.

For the year ended February 28, 2023, vendor A, B and C accounted for 20%, 17% and 17%, respectively, of the Company’s total purchases. For the year ended February 29, 2024, vendor D and E accounted for 82% and 17%, respectively, of the Company’s total purchases. There were no outstanding balances payable to Vendor A, B, C, D and E as of February 28, 2023 and February 29, 2024.

Recent Accounting Pronouncements

The Company is an “emerging growth company” (“EGC ”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company made the election to delay the adoption of new or revised accounting standards. As result of such election, the Company’s financial statements may not be comparable to companies that comply with public company effective dates.

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In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements” (“ASU 2020-10”). The amendments included in ASU 2020-10 improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification that reduce the likelihood that the disclosure requirements would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. Early application of the amendments is permitted for any annual or interim period which financial statements are available to be issued. The amendments included in ASU 2020-10 should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The adoption of this standard is not expected to have a significant impact on the Company.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and cash flows.

Critical accounting policies

The preparation of our consolidated financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting period. On an ongoing basis, we evaluate our estimates that are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of these evaluations forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of expenses that are not readily apparent from other sources. Because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such difference could be material. Our significant accounting policies are discussed in Note 2, “Summary of Significant Accounting Policies” to our consolidated financial statements and related notes included elsewhere in this prospectus. Management believes that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require management’s most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. The following narrative describes these critical accounting estimates, the judgments and assumptions and the effect if actual results differ from these assumptions.

Revenue recognition

The Company accounts for its revenue under ASC Topic 606, Revenue from Contracts with Customers. The five-step model defined by ASC Topic 606 requires the Company to:

(1)	identify its contracts with customers;
(2)	identify its performance obligations under those contracts;
(3)	determine the transaction prices of those contracts;
(4)	allocate the transaction prices to its performance obligations in those contracts; and
(5)	recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

Revenues are generally recognized upon the transfer of control of promised products or services provided to our customers, reflecting the amount of consideration we expect to receive for those products or services.

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Critical accounting estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. These principles require us to make certain estimates and judgments that affect the amounts reported in our consolidated financial statements.

Collectability of account receivables

We evaluate the collectability of our accounts receivable based on a combination of factors. Generally, we record specific reserves to reduce the amounts recorded to what we believe will be collected when a customer’s account ages beyond typical collection patterns, or we become aware of a customer’s inability to meet its financial obligations. To a lesser extent, we recognize reserves based on historical experience of bad debts as a percentage of revenues for applicable businesses, adjusted for relative improvements or deteriorations in the aging.

The Company adopted ASU 2016-13, “Financial Instruments – Credit Loss” on March 1, 2023. The Company maintains an allowance for estimated credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the receivable amount in dispute, and the current receivables aging and current payment patterns, over the contractual life of the receivable. The Company writes off the receivable when it is determined to be uncollectible. As of February 28, 2023, the Company recorded no allowance for doubtful accounts for accounts receivable, whereas as of February 29, 2024, an allowance of S$97,167 (approximately $72,205) was established.

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INDUSTRY OVERVIEW

All the information and data presented in this section have been derived from third-party sources that are publicly available online.

We are a regional entertainment-focused event management and marketing company that provides a full range of services including experiential marketing, artiste endorsement and management, movie premiere organizations, grand openings and concerts. In addition to our expertise in event and concert management, we offer comprehensive value-added services tailored to meet specific client demands. These include media planning and PR management to boost event visibility, technical production planning for seamless execution of audiovisual requirements, and event manpower support for logistical efficiency. Internally, we handle project management and select media press releases, while sourcing technical support from specialized suppliers across event locations

We have significant experience in the organization and management of various types of events and concerts. We have also established strong working relationships and credentials with our network of artiste management companies, enabling us to extend our reach beyond Singapore as a concert organizer.

FTE currently focuses its business in Singapore, Malaysia, Indonesia, and Australia. Our asset-light business model and extensive network of vendors in these countries and regions also allow us to expand to more cities quickly. Our experience ensure that we can adapt to different market demands, reduce overhead costs, and scale our operations efficiently. By leveraging local expertise and resources, we can seamlessly enter new markets, offering high-quality events that meet the expectations of diverse audiences.

Markets

Southeast Asian Region:

According to Statista1, the music events market in the Southeast Asian region is projected to reach a revenue of US$494.80 million in 2024. The market is expected to grow steadily at a compound annual growth rate (CAGR) of 2.95% from 2024 to 2028. This sustained growth trajectory is anticipated to result in a projected market volume of US$555.80 million by 2028. This data highlights the expanding interest and investment in music events within the Southeast Asian region, reflecting a promising future for the industry over the next few years.

Australia Region:

According to Statista1, Australia’s music event industry is projected to reach a revenue of US$721.60 million in 2024. This market is expected to continue growing at an annual compound growth rate (CAGR) of 1.68% from 2024 to 2028. As a result of this steady growth, the projected market volume is anticipated to reach US$771.30 million by 2028. This indicates a positive outlook for the industry, reflecting an ongoing increase in demand and participation in music events across Australia over the next few years.

Korea Region:

According to Invest Korea Report2, South Korea is currently ranked 7th in the global content market. The market size of Korean content in this global market is approximately US$79.1 billion in 2023. This significant market size is largely attributed to the popularity of the Korean Wave, or Hallyu, which has surged over the past two decades. Korean content, including K-pop, K-dramas, and other cultural exports, is expected to grow at an average annual rate of 4.26%. Projections estimate that by 2026, the market size will reach US$ 86.4 billion, potentially increasing South Korea’s ranking in the global content market.

The growth of the Korean content market has been driven by the international appeal of its cultural exports, which have successfully captured diverse audiences worldwide. This ongoing expansion reflects the global resonance of Korean entertainment and culture, as well as its ability to maintain and increase its popularity across various demographics and regions. The consistent growth underscores the strategic importance of the Korean content industry in the broader context of global entertainment and cultural exchange.

1 https://www.statista.com/outlook/dmo/eservices/event-tickets/music-events/southeast-asia

2 https://www.investkorea.org/ik-en/cntnts/i-326/web.do

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COVID-19 Impact

The COVID-19 pandemic has caused volatility in the global economy. Government measures taken in response to the pandemic, including quarantine orders, as well as other indirect effects that the COVID-19 pandemic is having on global economic activity have also resulted in operating and logistics risks for us, and operations by our suppliers and/or subcontractors were impacted by changed protocols or working practices. Preventative measures put in place to tackle the COVID-19 pandemic have negatively impacted our operations.

For instance, due to the COVID-19 outbreak, we faced a high number of cancellations of our events and projects due to quarantine measures and safe distancing restrictions imposed by the government. As a result of the reduced number of in-person events being organized, revenue from our live entertainment and agency business segments decreased by 95% from FY2020 to FY2023.

While live entertainment have since gradually returned to normal from 2023 onwards, the overall cost of hosting a live entertainment show has increased significantly from the venue, manpower and other technical production cost. (source: https://www.channelnewsasia.com/singapore/singapore-music-concerts-rising-costs-competition-coldplay-taylor-swift-3837621)

Competition

In the markets where we operate, we face substantial competition from a variety of concert organizers and artists agencies. The barriers to entry into the live entertainment industry particularly for concert organizers, are relatively low, resulting in a competitive landscape with numerous entities vying for market share. Among the competitors, there are multinational corporations with robust track records and significant financial resources, such as, Live Nation Entertainment and AEG. These companies leverage their financial strength, extensive networks and experience to secure high-profile artists and prime venues.

Some of our competitor includes, Live Nation Entertainment, Unusual Entertainment, CK star, IME, One Production, AEG and various casinos in Singapore. Certain competitors may have a stronger presence in different regional markets or longstanding relationship with certain genres of performing artists, which may enable them to secure deals with better terms.

https://www.statista.com/outlook/dmo/eservices/event-tickets/music-events/australia#revenue

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CORPORATE STRUCTURE AND HISTORY

We are not a Singapore operating company, but an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations through our operating company in Singapore, Fast Track Events Pte. Ltd. This is an offering of the Shares of FAST TRACK GROUP, the holding company in the Cayman Islands, instead of the shares of Fast Track Events Pte. Ltd.

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforceability of Civil Liabilities” for more information.

Corporate History and Structure

Our Group’s history can be traced back to 2012 when Mr. Lim Sim Foo, Harris saw an opportunity in the demand for an entertainment-focused event management and marketing services. This resulted in the incorporation of Fast Track Events Pte. Ltd.. TCX Holdings Ltd Since then, we have grown into a one-stop shop that provides a full range of services for the organization and management of various events.

Corporate Reorganization

Our Company was incorporated in the Cayman Islands on May 31, 2024 under the Companies Act as an exempted company with limited liability. Our authorized share capital is US$50,000 divided into 50,000,000 Ordinary Shares, with a par value of US$0.001 each. TCX HOLDINGS LTD was incorporated under the laws of the British Virgin Islands on May 31, 2024 as an investment holding company.

As part of our Group’s internal reorganization for the purposes of the Offering, TCX HOLDINGS LTD was incorporated in the British Virgin Islands on May 31, 2024, and authorized to issue a maximum of 50,000 no par value shares of a single class. Prior to the reorganization, TCX HOLDINGS LTD issued 1 share, which is held by Mr. Lim Sim Foo, Harris.

On June 27, 2024, each of Mr. Lim Sim Foo, Harris, Bai Ye Private Limited, Ms. Low Jiayi, Ms. Chua Pak Gek, Mr. Selwyn Lim Chin Kiat, Ms. Rina Lim Fei Wen, Mr. Marcus Wong Wei Fu, and Mr. Bill Lim Tao Xuan, transferred their respective shares in Fast Track Events Pte. Ltd., representing in aggregate 100% of the issued share capital of Fast Track Events Pte. Ltd., to TCX HOLDINGS LTD. The consideration for the share transfers was satisfied by the allotment and issuance of 9,999 Ordinary Shares in TCX HOLDINGS LTD. On July 2, 2024 each of Mr. Lim Sim Foo, Harris, Bai Ye Private Limited, Ms. Low Jiayi, Ms. Chua Pak Gek, Mr. Selwyn Lim Chin Kiat, Ms. Rina Lim Fei Wen, Mr. Marcus Wong Wei Fu, and Mr. Bill Lim Tao Xuan, transferred their respective shares in TCX HOLDINGS LTD, representing in aggregate 100% of the issued share capital of TCX HOLDINGS LTD, to FAST TRACK GROUP. The consideration for the share transfers was satisfied by the allotment and issuance of 17,499,999 Ordinary Shares in aggregate by FAST TRACK GROUP on July 2, 2024, to each of Mr. Lim Sim Foo, Harris, Bai Ye Private Limited, Ms. Low Jiayi, Ms. Chua Pak Gek, Mr. Selwyn Lim Chin Kiat, Ms. Rina Lim Fei Wen, Mr. Marcus Wong Wei Fu, and Mr. Bill Lim Tao Xuan, each credited as fully paid.

Upon completion of the reorganization, our Company became the holding company of our Group and our shares are held as follows: 7,000,000; 4,593,750; 1,750,000; 831,250; 831,250; 831,250; 831,250 and 831,250 Ordinary Shares held by each of Mr. Lim Sim Foo, Harris, Bai Ye Private Limited, Ms. Low Jiayi, Ms. Chua Pak Gek, Mr. Selwyn Lim Chin Kiat, Ms. Rina Lim Fei Wen, Mr. Marcus Wong Wei Fu, and Mr. Bill Lim Tao Xuan, respectively.

The charts below illustrates our corporate structure and identifies our subsidiaries (i) as of the date of this prospectus and (ii) after giving effect to the Offering:

*Chart shows shareholding before/after the Offering

The above chart assumes an Offering of [   ] Ordinary Shares, and assumes that the underwriters’ over-allotment option has not been exercised.

Name	Background	Ownership
TCX HOLDINGS LTD	Incorporated on May 31, 2024 as a BVI Business Company in the British Virgin Islands.	100% owned by FAST TRACK GROUP.

Fast Track Events Pte. Ltd.	Incorporated on March 8, 2012 as a private company limited by shares under the laws of Singapore.	100% owned by TCX HOLDINGS LTD.

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BUSINESS

Overview

FTE was incorporated as an exempt private company limited by shares in Singapore on March 8, 2012 and serves as the operating company of our businesses. We are a regional entertainment-focused event management and marketing company that provides a full range of services including experiential marketing, artiste endorsement and management, movie premiere organizations, grand openings and concerts. In addition to our expertise in event and concert management, we offer comprehensive value-added services tailored to meet specific client demands. These include media planning and PR management to boost event visibility, technical production planning for seamless execution of audiovisual requirements, and event manpower support for logistical efficiency. Internally, we handle project management and select media press releases, while sourcing technical support from specialized suppliers across event locations. This integrated approach ensures that we deliver high-quality, customized solutions that meet the diverse needs of our clients, enhancing the success and impact of each event we undertake.

Since our inception, we have been instrumental in creating, developing, organizing, hosting, and managing a diverse range of events and concerts for our clients. Leveraging our extensive experience, we have successfully orchestrated large-scale events featuring renowned Asian bands and artists such as B.A.P, BTS, and David Tao. Additionally, we have hosted international speakers including Michael Franzese and Michelle Yeoh, as well as organized appearances by global celebrities like John Cena and Steven Seagal. Notable milestones include organizing Malaysia’s inaugural Hollywood Movie Premiere Red Carpet event for “Baby Driver,” as well as the acclaimed 2015 BTS Live Trilogy: Episode II The Red Bullet concerts. Furthermore, we managed the successful 2018 Wild Kard Tour showcases held in Sydney and Melbourne, Australia. These events underscore our capability to deliver memorable experiences and highlight our expertise in managing high-profile engagements across different regions and entertainment genres.

Our Strengths

We believe that we are well-positioned to achieve our strategic goals through several key business strengths, including the following:

We set ourselves apart from other competitors in the industry by providing comprehensive solutions encompassing technical expertise and creative input. This in turn mitigates the risks of operating in any single business segment.

One of our core competences lies in our ability to provide comprehensive solutions to our customers in respect of the organization and management of an event or concert. Our key management team has vast experience in the organization and management of different kinds and types of events or concerts. The exposure that we have in this line of work has allowed us to be proficient in what we do in addition to our technical expertise be it in recognizing issues that may commonly arise in an event or concert, or being able to identify the limitations of a stage or set design.

As we are well-equipped with the relevant know-how and technical expertise associated with the organization and management of events and concerts, we can capitalize on such expertise and know-how to develop and provide value-added input for our customers. This allows us to provide a service that is customized and tailor made for any event or concert of our customers. We also assist our customers in customizing stage-related items for their event or concert based on specifications provided by our customers.

For instance, in 2018, Universal Music Singapore and Singtel Music Singapore entrusted us with organizing and managing David Tao’s concert at the Singapore Indoor Stadium. Our role encompassed comprehensive concert management, including logistical coordination and tailored services such as: (1) stage design aligned with the artist’s specifications, (2) meticulous planning and installation of audiovisual and technical equipment, (3) collaboration on the concert program with show directors, managers, and technical crew, (4) venue logistics encompassing seating plans, queue management, and ticket pricing strategies, and (5) overseeing hospitality and promotional campaigns throughout the artist’s stay in Singapore. This exemplifies our ability to deliver integrated solutions that enhance the event experience and meet the specific requirements of our clients and artists.

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Additionally, in 2016, 2017 and 2019, we organized and managed three separate events for Jean-Claude Van Damme, John Cena and Steven Seagal in Australia. For these three events, we entered into a contract directly with the artist management company to secure the artiste’s exclusive presence at the events or shows organized by us, and we tailored each event by considering the unique strengths and specialties of each artiste, ensuring that their performances highlighted what they are best known for. This approach not only showcased each artiste’s talents but also provided a diverse and engaging experience for the audience. We coordinate visits for the artistes to engage with our partners, sponsors, and occasionally, charity organizations. Recognizing the importance of giving back to the community, we arrange for artistes to visit local charity organizations. These visits are designed to bring joy and support to those in need, whether through performances, workshops, or simply spending time with beneficiaries. We may also arrange for artistes to visit hospitals, schools, shelters, or community centers, providing encouragement and inspiration through their presence and talents.

As one of the few companies in Singapore with specialized expertise in organizing and managing events and concerts, we are confident in our ability to deliver exceptional value to our customers. Our extensive experience and proven track record position us uniquely to handle a wide range of event-related needs, ensuring that every aspect is meticulously planned and executed. Our team possesses in-depth knowledge and hands-on experience across all facets of event management, from conceptualization and planning to execution and post-event analysis. This allows us to anticipate challenges, implement best practices, and ensure a seamless experience for our clients and their guests. We understand that each event is unique, with its own set of requirements and objectives. Our team works closely with our customers to develop customized solutions that align with their vision, goals, and budget. Whether it’s a corporate conference, a large-scale concert, or an intimate private event, we tailor our services to meet specific needs and deliver outstanding results.

Additionally, we collaborate with numerous notable brands and organizations, such as Singtel Music Singapore and the Korea Tourism Board in Singapore, to secure popular artists for various events. These partnerships enable us to bring high-profile talent to our customers’ events, enhancing their appeal and success. For instance, one of our significant collaborations was with Singtel TV for the promotion of the Korean drama “Saimdang”. This drama premiered simultaneously with its airing in Korea via the Oh!K Channel on Singtel TV. Our role involved managing the Press Conference and Public Meet & Greet session featuring the drama’s main cast, including the renowned actor Song Seung Heon. This event showcased our capability to handle high-profile events, ensuring seamless execution and maximum media coverage.

Our ability to secure such collaborations not only highlights our industry connections but also demonstrates our expertise in creating buzzworthy events that attract both media attention and public interest. Moreover, we believe that having revenue streams from different business segments helps mitigate the risks associated with industry downturns in any one area. Our diversification strategy involves expanding into various facets of the entertainment industry, including Live Entertainment and Agency services. This approach ensures that we are not overly reliant on a single revenue source and can maintain stability even when one segment faces challenges.

We have a committed and experienced management team with extensive expertise in organization and management.

Mr. Lim Sim Foo, Harris, our Chief Executive Officer, has been involved in the Live Entertainment and Agency business for over 10 years. His long-standing experience in the industry has enabled him to establish a wide network of personal relationships with artiste managers globally, as well as other professional and technical teams in Singapore and South Korea, leading talent, crew and staff, and other key participants in the event and concert production and promotion industry, which have been crucial to our success. Through his relationships, reputation and expertise, we have built a strong foundation, which we believe, positions us to deliver the best services to our customers and to secure events and artistes which are commercially successful.

We have established a strong network of business relationships with key participants in the entertainment industry within Asia.

We believe that our extensive experience and established commercial track record over the years have significantly strengthened our reputation as a premier service provider in the organization and management of events and concerts. Additionally, our role as an agency for the engagement of artists has further solidified our standing in the industry. Our success is rooted in the quality of our services and the strong, long-term relationships we have built with key stakeholders, including artistes and talent managers, artistes, and staff and crew. Such strong business relationships are critical success factors in the entertainment industry.

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Additionally, we believe that one of the competitive advantages we have over our peers is that about 75% of our connections with artiste management companies are direct connections, while the remaining 25% of our connections are indirect connections through third-party agents. We only connect through third-party agents for reasons such as having language barriers in communications, or because we are unfamiliar with the artiste and/or artiste management company. We believe that while third-party agents can offer convenience or specialized expertise, having direct connections with the artiste management companies often provides greater control, efficiency, and opportunities for building strong long-term mutually beneficial relationships.

We have an established overall track record of securing mega events and top artistes.

We believe that our reputation as a premier event and concert organizer and manager in Singapore is well-earned, thanks to our impressive track record of bringing mega acts and renowned artists to Singapore and the surrounding region. Our history of successfully securing and managing high-profile events has firmly established our brand as synonymous with quality and excellence in the industry. In 2013, we orchestrated the first Running Man fan meet in Singapore, which was a success. The event, held at a venue with a crowd capacity of about 5,000 people, sold out quickly, showcasing our ability to attract and manage large audiences for popular acts. This event not only demonstrated our organizational prowess but also highlighted our capability to handle high-demand, large-scale events. In 2015, we organized the first concert tour of the global sensation BTS in Melbourne and Sydney in Australia. Managing such a high-profile event for an internationally acclaimed group required meticulous planning and coordination, and its success further cemented our reputation as a reliable and proficient concert organizer. In 2017, we organized and managed “An Evening with John Cena,” featuring his appearances in Sydney, Melbourne, and the Gold Coast, Australia. The following year, we were involved in several notable events, including the Seventeen concert in Malaysia and Singapore and David Tao’s concert at the Singapore Indoor Stadium. We also facilitated the Korea Tourism Organisation’s K-performance at the Singapore Star Theatre, promoting Korean culture and tourism. We also organized and managed “An Evening with Georges St Pierre” and coordinated KARD’s first Australian tour, with concerts in both Sydney and Melbourne, Australia. Additionally, we brought KARD as a headliner for the Lazada Supershow 11.11 countdown in Kuala Lumpur, Malaysia. Our team also organized “A Million Dollar Evening with The Altman Brothers,” featuring special guest Luis Ortiz, in Sydney and Melbourne, Australia. In 2019, we managed Steven Seagal’s appearance at the ASEAN Film Festival and facilitated Michelle Yeoh’s participation in a forum on sustainability and renewable energy in Sarawak. Most recently, in 2023, we coordinated Rain’s appearance at the ASEAN Film Festival.

Our Strategies and Future Plans

Our business strategies for the continued growth of our business are as follows:

Expand our operations both locally and regionally.

We will continue to focus our operations on the organization and management of events and concerts as well as an agency for the engagement of artistes. While most of the concerts and events that we currently organize are being held in Singapore, our goal is to secure more events in neighboring countries where we have existing experience and presence, such as Malaysia, Indonesia and Australia. We recognize the immense potential and growing demand for high-quality entertainment across Southeast Asia. Therefore, we are planning strategic expansions into other countries in the region. This includes exploring opportunities in emerging markets and establishing a presence in new locales to tap into diverse audiences and broaden our impact.

Additionally, we plan to expand into organizing live sports events. This move will leverage our experience in organizing and managing events under our Live Entertainment business segment. It involves meticulous planning, coordination, and execution, similar to what we have successfully done in the past. This expansion aims to diversify our portfolio and tap into new audiences and opportunities in the sports event industry.

We also plan to utilize the experience, expertise, and international business relationships gained from our time in the industry, to organize and manage events and concerts targeting audiences with higher budgets within the region. We believe this will geographically diversify our revenue base.

By securing more concerts and events within the region, we aim to strengthen our bargaining position with suppliers, especially venue owners and artist managers. Increased demand for our services allows us to negotiate better terms and pricing, ensuring more favorable arrangements that benefit both our customers and our business. This strategic approach enhances our operational efficiency and supports our growth objectives in the competitive events management industry.

Expand our access to event and concert venues.

One of our core strengths lies in our ability to offer comprehensive end-to-end solutions for the planning of our customers’ events or concerts. Beyond consultancy services, we excel in facilitating venue arrangements and bookings, as well as managing hospitality and logistics for artists if needed.

For instance, in 2017, we were entrusted by Singtel Music Singapore to organize and manage the Press Conference and Public Meet & Greet session featuring the main cast of the drama “Saimdang,” including Song Seung Heon. The event took place at Cathay building in Singapore, where we collaborated closely with the venue’s management team. They recognized the strategic value of hosting such high-profile celebrities, anticipating positive publicity and enhanced marketing opportunities for the Cathay building. In 2018, we were involved in the organization and management of David Tao’s concert in the Singapore Indoor Stadium and collaborated with the Korean Tourism Organization for the K-Performance Night at The Star Theatre in Singapore for the promotion of Korean culture and tourism.

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Our ability to seamlessly integrate venue management, logistical support, and celebrity coordination underscores our commitment to delivering tailored solutions that meet both client expectations and strategic objectives. This holistic approach ensures that the events that we organize and manage meets our customers’ needs.

We intend to strengthen our strategic alliances with third parties to expand our business.

As our business grows and we are required to secure and manage new events, concerts and artiste engagement projects, we intend to establish partnerships with more suppliers such as venue owners and artiste managers and overseas industry leaders, in particular tour managers, to enable us to increase our output limits and help us achieve economies of scale and become more cost-efficient.

We will endeavor to enter into long-term agreements with key suppliers to ensure product quality, service quality and price advantages, as well as identify new suppliers according to our project scale and matching the right projects with the right suppliers based on our evaluation.

We will also carry out forward planning and forecast with our sub-contractors and endeavor to lock in long-term agreements with our sub-contractors. This will help ensure that the quality of work of the sub-contractors will be in accordance with our standards. Similar to suppliers, we will also match the right projects with the right sub-contractors as each sub-contractor may have different skillset and/or offerings.

As part of our expansion plan, we are identifying new markets for our business and have been in touch with overseas industry leaders to better understand the needs and requirements of projects outside of Singapore. Any expansion of our business outside of Singapore will largely depend on whether our in-house capabilities are able to meet the project expectations and requirements.

Our Main Business Activities

We specialize predominantly in the organization and management of large-scale live events and concerts featuring renowned international artists in Singapore and the broader region. In addition to these core services, we also provide agency services for artist endorsements.

We go beyond conventional event management and offer value-added services such as media planning, public relations management, technical production planning, celebrity sourcing, celebrity engagement consultancy and event manpower support, all tailored to the high standards that we set.

We provide these services in two main segments of our business: (i) Live Entertainment, and (ii) Agency. The characteristics of each of the segment are set out below:

Live Entertainment

A major component of our business is the organization and management of concerts and events through our Live Entertainment business segment. Under this business segment, we take charge of the overall planning and managing of concerts and events. This includes:

●	working with artiste management companies and/or concert tour management companies to assess the suitability of different venues and coordinate artistes’ availability;

●	handling ticketing matters for the concerts and events;

●	sales of concert merchandises, through the provision of manpower and logistics arrangement;

●	marketing and promotion of the concerts and events; and

●	coordinating with and/or assisting the artiste management companies with the appointment of the third party service providers (such as venue owners or managers) and suppliers in all matters pertaining to the concert and event.

We build and maintain good working relationships with artistes, artiste managers, artiste management companies and artiste agents. Fostering such relationships enables us to secure top artistes and the best concerts and events from all over the world. By fostering trust and collaboration, we enhance our ability to deliver high-quality and memorable experiences for our clients and audiences.

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When artiste management companies sell to us rights to stage and organize concerts for their artistes, we occasionally sell such rights to other third party organizers by entering into back-to-back arrangements with the artiste management companies and the third party organizers.

Additionally, we maintain close partnerships with venue managers and owners, recognizing venues as pivotal to successful concerts and events. Our goal is to cultivate mutually beneficial relationships with venue stakeholders. Venue owners seek optimal utilization of their spaces, while we aim to consistently meet the venue preferences of artist management companies and managers. This collaborative approach ensures seamless event execution and enhances our ability to deliver exceptional experiences to both artists and audiences alike.

Over the years, we have delivered consistently good services to artiste management companies in the promotion of their artistes’ concerts and events, and we have built a reputation and a track record for being the preferred partner for the promotion of concerts and events for well-known artistes.

We count popular Korean artistes such as quartet SECRET, sextet B.A.P, BTS, SEVENTEEN and KARD as some of the artistes whom we have engaged for the organization and management of their concerts. Singaporean singer Tanya Chua and Taiwanese R&B star David Tao are some others who have engaged us as well.

Most of our concerts and events are well-received by the general public, with attendance for such shows ranging from 400 people in venues such as Drama Theatre @ SOTA in Singapore to up to 8,000 people for concerts held at the Singapore Indoor Stadium.

In respect of our Live Entertainment business segment, the tickets for an event will be sold through a ticketing agent, who will hold the ticketing sales revenue for an event and will only process and release the ticketing sales revenue to us within seven (7) days after the end of an event. We typically receive approximately 80% of the ticketing sales revenue from the ticketing agent after deducting the music license fees, card and ticketing commission and applicable GST.

FTE intends to secure two live entertainment concert tours across three countries in the next 12 months. Additionally, we are exploring strategic growth opportunities through acquisitions, joint ventures, and alliances to bolster our capabilities and competitive advantage in organizing and hosting live entertainment projects. For example, potential targets for acquisitions and strategic alliances targets may include (1) audio & visual companies that has the necessary capacity, manpower and equipment to operate a concert locally or regionally, (2) artists management companies that have artists with sufficient fanbase but do not have the capacity to operate their concert tours on their own, (3) Regional live entertainment venues to have competitive costings. We may also partner with companies that provide complementary services regionally to enable us a more competitive edge and attractiveness to the artists management to be able to provide more services and bringing them to more markets. In addition to concert organization, we plan to expand into tour management services to diversify revenue streams. As tour managers, we will act as intermediaries between artists management companies and concert organizers, overseeing the logistics and coordination of entire tours. This strategic expansion allows us to enter new markets with reduced capital expenditure while leveraging our expertise and industry relationships. By pursuing these initiatives, FTE aims to expand its footprint in the live entertainment sector, enhance operational efficiencies, and offer comprehensive solutions that meet the evolving needs of artists and audiences across multiple markets.

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The following table sets out recent major Live Entertainment milestones:

Year	Milestone
2015

AMPED (now known as Singtel Music Singapore) Presents Tanya Chua Live Showcase 2015

Singaporean singer Tanya Chua took time off from her promotions in Asia to return home and put up a no-frills performance for her fans.

BTS Live Trilogy In Australia: Episode II. The Red Bullet

Seven-member Korean idol group BTS performed to sold-out crowds in Sydney and Melbourne.

Capitol Grand Presents Fredrik Eklund Live in Australia

With the teachings of Fredrik Eklund, New York’s No. 1 real estate broker, audiences in Brisbane, Sydney and Melbourne walked out after the event with insights on his life story and secrets on how to sell anything to anyone. This was also Fredrik’s first time in Australia.

An Evening with the Godfather

Michael Franzese, ex-mafia captain, retold the story of his life with the mafia at his first official visit to Australia. Audiences in Sydney and Melbourne were let in on mafia secrets and practices, and treated to a Q&A session in a one-night event with the Godfather.

2016

B.A.P Live On Earth 2016 World Tour Singapore Awake

The sextet made their long-anticipated return to Singapore after a two year absence. Fans were treated with each member’s solo stage and B.A.P took their stage performances up a notch by bringing in a DJ and drummer.

Josh Altman Live in Australia

Sheer hard work is the secret to success in the real estate game, shared by the Altman brothers. The star of Bravo’s hit TV series “Million Dollar Listing Los Angeles” shared their knowledge of how to be better than the competition in both Sydney and Melbourne events.

An Evening With Jean-Claude Van Damme

Growing up watching his movies, audiences in Sydney and Melbourne got up close and intimate with their idol, Jean-Claude Van Damme. It was an unscripted and unplugged sharing session between idol and fans.

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Year	Milestone
2017

Scott Adkins Live in Australia 2017

Martial art lovers and fans in Australia were blessed with the opportunity to meet the martial arts action superstar Scott Adkins up-close and personal. The actor not only attended the red carpet movie premiere for his latest film BOYKA: Undisputed with a Meet & Greet, as well as a Q&A session, but also ran various martial arts seminars across Melbourne, Sydney and Brisbane.

2018

An Evening With John Cena

An evening spent with the WWE superstar, rising actor and rapper, John Cena where he told the story of his life from his humble beginnings to his success within the professional wrestling world.

IN2IT Asia Showcase Tour “Carpe Diem” in Singapore, Malaysia, and Indonesia

7-member rising K-pop stars IN2IT was formed through Mnet Audition Program ‘Boys 24’. They embarked on their very first Asia Showcase Tour covering Singapore, Malaysia, and Indonesia.

A Million Dollar Evening with the Altman Brothers and Luis D. Ortiz in Melbourne and Sydney

Well-equipped with the key tools to the path of success, real estate industry top players Josh and Matt Altman, along with Luis D. Ortiz took the center stage in their talk on how to take real estate businesses to another level.

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Year	Milestone

2018 Seventeen Concert ‘Ideal Cut’ In Singapore And Malaysia

Korean idol boy group SEVENTEEN was back with their second solo concert ‘IDEAL CUT’ in Singapore and Malaysia following their successful first world tour in 2017.

2018 WILD KARD Tour in Melbourne and Sydney

Having toured over 17 countries, South Korean co-ed group KARD brought the house down with their edgy and unique music performances in their sold-out Australia shows.

An Evening with Georges St-Pierre in Sydney and Melbourne

Growing up from humbled beginnings, Georges St-Pierre is a man who turns adversity into opportunity. Earning every win of his professional MMA career, he became one of the most recognized and successful MMA fighters of all time. Fans were thrilled to be able to get up-close and personal with Georges at the Q&A session as he shared his life and career experiences during the evening.

Up-Close with David Tao Singapore Concert 2018

Taiwanese R&B star David Tao returned to Singapore after 9 years since his last performance in 2010.

Exclusive Movie Screening Of SPAWN With Michael Jai White in Melbourne and Sydney

1997 SPAWN’s film star Michael Jai White shared an evening with fans at the movie screening of the 2018 remake of SPAWN. Fans got an opportunity to get closer to the actor during the Q&A and photo sessions with the martial artist. Platinum ticket holders were given an exclusive chance to enjoy a pre-event cocktail party in the presence of the award-nominated actor.

2019

An Evening with Steven Seagal

It was an evening with the actor who turned three-word movie titles into Box Office Gold around the Globe: Hard to Kill, Above the Law, Marked for Death, On Deadly Ground, Fire Down Below and Out for Justice saw Steven Seagal become one of the biggest stars on the planet. Steven discussed about his career, his philosophies on life, martial arts and movie stardom. During the Q&A session, Steven answered questions submitted by fans. Exclusive merchandise including signed photos, posters and official tour t-shirts were sold.

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Agency

Our business is diverse, encompassing not only the organization and management of concerts by recording artists but also the promotion of events featuring some of the most prominent celebrities from Asia and Hollywood. Notable figures we have worked with include Kim Tae Hee, Michelle Yeoh, Donnie Yen, and Steven Seagal.

In our agency business segment, we specialize in facilitating engagements for celebrities, acting as an intermediary between companies seeking to promote their products or services and the celebrities who endorse them or make appearances.

With over a decade of experience in the industry, specializing in celebrity-backed events and concerts, we have forged strong connections and maintain excellent relationships with artist management companies and talent agencies. These relationships enable us to consistently deliver high-quality events and provide valuable opportunities for brand promotion through celebrity endorsements and appearances.

We have developed direct connections with some of the biggest talents and artistes management companies across Asia. Our experiences enabled us to understand the challenges associated with getting in touch and working with artistes management companies and/or artistes agencies.

We identify companies or brands that are interested in promoting their products through celebrity endorsements. This could be anything from consumer goods to luxury items, services, or even social causes. We maintain a list of artistes, celebrities, influencers, or personalities that we have worked with before, and who are willing to endorse products or services. These individuals are chosen based on their popularity, relevance to the target audience, and alignment with the brand values.

We negotiate endorsement deals between our customers and the chosen artiste. This involves discussing terms such as the duration of the endorsement, the scope of promotional activities, compensation for the artiste, usage rights, and any exclusivity clauses. Once the deal is finalized, we organize and manage the execution of the endorsement campaign. This may include coordinating photo shoots, video shoots, public appearances, social media posts, and other promotional activities featuring the artist and the endorsed product or service.

We ensure that the artiste’s image and messaging align with the company or brand’s positioning and marketing objectives. This may involve providing guidance to the artiste on how to best represent the company or brand while maintaining authenticity and credibility. Throughout the endorsement period, we monitor the performance of the campaign, gather feedback, track engagement metrics, and assess the impact on brand awareness, perception, and sales.

Essentially, we serve as a liaison between our customers and the artistes, managing communications, resolving any issues that may arise, and ensuring that both parties fulfill their obligations under the contract. Overall, we facilitate partnerships between brands and artistes, leveraging the influence and appeal of celebrities to enhance brand visibility, credibility, and market reach.

We are committed to achieving organic growth by increasing our business revenue and expanding into the Southeast Asian region. Currently, we are in discussions with clients in Southeast Asia to understand their marketing campaign needs and their preferences for artists they wish to endorse or feature in appearances throughout 2024. Furthermore, recognizing the importance of continuous relationship building in our B2B business model, we are expanding our sales and partnership team. This expansion is aimed at strengthening our presence in Southeast Asia by focusing on establishing and nurturing relationships with new clients and partners. By enhancing our team’s capabilities, we aim to foster long-term collaborations and seize growth opportunities in this dynamic market. This dual approach of strategic expansion into Southeast Asia and bolstering our sales and partnership team underscores our commitment to expanding our footprint and enhancing our service offerings in the region.

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The following table sets out our major Agency milestones since our inception:

Year	Milestone
2017

Song Seung Heon “Salmdang” Meet & Greet

Hallyu star Song Seung Heon adorned Singapore with a Meet & Greet to promote the Korean hit historical drama “Saimdang.” Other than a Q&A session, games with lucky contest winners, Hi5 and signed poster giveaway, the actor gifted fans with a little extra fan service before leaving.

tvN Movies Grand Launch

tvN Movies, the world’s first and only Korean Blockbuster Movie Channel, celebrated their grand launch in Singapore with the appearance of two South Korean stars Yeo Jin Goo and Shim Eun Kyung. To celebrate this launch, tvN Movies hosted a free movie screening at Suntec City Atrium treating the guests to snacks and drinks.

A Sweet Event with Krystal Jung by ETUDE HOUSE, Singapore Flagship Store

Krystal Jung was in Singapore for an exclusive closed-door Meet & Greet session with a handful of fans as well as a brief public appearance as the Global Brand Ambassador for ETUDE HOUSE.

Jang Hyuk At The 2017 Star Awards

Korean actor Jang Hyuk glammed up the 2017 Star Awards with his attendance. The actor was invited to the biggest and most prestigious annual awards ceremony in Singapore as an award presenter.

Kim Tae Hee at the Official Launch of Bonia Flagship Boutique

South Korean actress Kim Tae Hee graced the official launch of Bonia Flagship Boutique at Pavilion Elite Kuala Lumpur with her appearance.

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Year	Milestone

tvN Movies Launch Cum Fabricated City Movie Premiere With Ji Chang-Wook

The world’s first and only Korean Blockbuster Movie Channel, tvN Movies, celebrated their very first launch on HyppTV in Malaysia with the appearance of Fabricated City star Ji Chang-wook.

2017 Asean International Film Festival and Awards

Fans in Sarawak caught a glimpse of International star, Donnie Yen, at a mini outdoor fan meeting as part of his trip. The actor attended the 2017 ASEAN International Film Festival and Awards, as well as, receiving the “Inspiration Award”.

Baby Driver, the First Hollywood Movie Red Carpet in Malaysia

More than 4,000 fans gathered at Pavilion Shopping Mall Kuala Lumpur to be part of the very first Hollywood Movie Red Carpet in Malaysia. Baby Driver’s leading casts Ansel Elgort and Lily James, alongside renowned director, Edgar Wright gifted fans some precious memories with autograph-signing and selfie sessions.

Korea Travel Fair 2017 – Korea Tourism Organization (Singapore)

Korea Tourism Organisation brought together local travel agencies, Korea exhibitors, cultural activities and performances promoting Korea as a travel destination coming to life from the “K-dramaland”. There were special appearances of the hit Korean drama “Strong Woman Do Bong Soon” leads Park Hyung Sik & Park Bo Young as well.

2018

K-Performance Night By Korea Tourism Organization

‘K-Performance Night’ was brought to us by Korea Tourism Organization to further promote Korean culture in Singapore. Lined-up with an array of award-winning Korean musicals and traditional dances, this invite-only event also included daily lucky draws where attractive prizes were given away.

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Year	Milestone

tvN Get It Beauty On The Road In Singapore

Get It Beauty On The Road is tvN Asia’s original beauty show that travels around Asia introducing local beauty tips and make-up trends. Former member of girl group ‘2NE1’ Sandara Park visited Singapore to explore local beauty and make-up trends, as well as sharing her skincare tips on how she aged backwards with Get It Beauty fans in Singapore.

Charlie Lim Press Conference

Succeeding his chart-topping first double EP ‘TIME/SPACE’, Singapore singer -songwriter Charlie Lim released ‘CHECK-HOOK’- his album that cleverly echoed his attitude towards life, in October. He then ended the year with his biggest hometown show in December.

2018 Buyer Beware Charity Gala Movie Premiere in Malaysia

Malaysian-bred director and writer Jeffrey Chiang hosted this charity gala in line with the release of his latest work Buyer Beware. The premiere was attended by local producers, filmmakers and movie casts from both Malaysia and Hong Kong.

KARD Appearance for LAZADA 11.11 Super Show In Malaysia

KARD’s energetic performances for Malaysian fans were met with thundering cheers as they closed LAZADA 11.11 Super Show with their notable hits. Fans brought banners and their overflowing enthusiasm in show of support for the group.

tvN Get It Beauty On The Road in Malaysia

Get It Beauty On The Road Malaysian Edition studio visit features Korean artistes, Kim Jung Min and Min, as well as Malaysian co-host Kaka Azraff who shared their make-up and beauty insights with Malaysian Get It Beauty fans. The media got an up-close and personal experience with the hosts and learnt more about their make-up and skincare routines.

tvN Get It Beauty On The Road Malaysian Edition IN Festival: Influencer 2018

tvN Asia’s Get It Beauty On The Road (GIBOTR) Malaysian Edition completed its filming in Kuala Lumpur back in August and participated in Malaysia’s first ever influencer event - IN Festival: Influencer 2018. Malaysian co-host Kaka Azraff shared her filming experiences and beauty tips during the GIBOTR booth and stage appearance.

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Year	Milestone
2019

Seoul Culture Showroom In Kuala Lumpur

Seoul Tourism Organization (STO) brought the Seoul cultural experience back to Malaysia with their 2019 global promotion campaign, Live Seoul like I do, Create & Share with an engaging 3-day promotional event ‘Seoul Culture Showroom in Kuala Lumpur’ at MyTOWN Shopping Centre. The event plays an essential role in promoting Seoul tourism: from K-pop to traditional culture, alongside new promotional videos featuring Seoul’s Honorary Tourism Ambassadors, BTS, were played throughout the event.

2019 ASEAN International Film Festival and Awards

Hollywood star Steven Seagal was invited to attend 2019 ASEAN International Film Festival and Awards (AIFFA) in Kuching, Malaysia, as well as to receive the 2019 AIFFA’s Luminary Award.

tvN Wok The World Gala Dinner & Cooking Competition

Wok The World is a TV production produced by CJ E&M HK, and sees Michelin 3-star chef, a.k.a. Demon Chef, Alvin Leung along with his protege, Eric Chong, MasterChef Canada Season 1 winner and K-pop heartthrobs, Nichkhun of 2PM, JinJin of Astro and Alexander Lee, Xander embark on a quest to bring Chinese culinary traditions to a new level.

With the tremendous support from Resorts World Sentosa, Gala Dinner menu was created by Michelin 3-star Chef Alvin and Executive Chef Li Kwok Kwong of Feng Shui Inn, Resorts World Sentosa. Hong Kong singer Andy Hui also made a special appearance at the Gala Dinner and lucky fans were able to take group photo with him.

For the Cooking Competition, 5 contestants were shortlisted from an online audition and some of them flew in from different parts of Asia. They are all given an hour to cook a “Chinese-inspired Asian Dish” and must make use of the two condiments provided - sesame oil by Chee Seng and soy sauce by Kwong Cheong Thye.

tvN Hotel Del Luna Star Tour

tvN’s latest talk-of-the-town drama Hotel Del Luna has dominated viewership rating charts across Asia. All of the episodes aired on tvN in Singapore achieved top 3 position among all 120 Pay TV channels in Singapore.

Seeing the buzz around Hotel Del Luna and its main cast among Asian audience, tvN partnered with StarHub Singapore to bring the male lead, Yeo Jin-goo who played the elite hotelier, Gu Chan-seong in the drama, to Singapore to meet with fellow media friends and fans.

During the media conference held at The Capitol Kempinski, Yeo shared with the audience on the shooting of Hotel Del Luna, Man-wol (played by IU), as well as some of his private life.

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Year	Milestone

Following the press conference was a cosy exclusive fan moment, where Yeo met with 70 fans selected by tvN Asia and StarHub Singapore. Fans won a chance to hi-touch and take a group photo with the actor.

The full-day itinerary also involved a visit to the iconic Halloween event - Halloween Horror Nights 9 at Universal Studios Singapore, where Yeo Jin-goo went into two haunted houses with 12 lucky fans.

Michelle Yeoh at Sustainability and Renewable Energy Forum 2019

Michelle Yeoh was featured as the headline speaker, delivered a special address to raise awareness and mobilise support for the United Nations Sustainable Development Goals in Kuching, Sarawak.

2021:
2023	2023 ASEAN International Film Festival and Awards South Korean star Rain was invited to attend the 2023 ASEAN International Film Festival and Awards (AIFFA) in Kuching, Malaysia.

Competition

As far as our management and Directors are aware, we are the only established group that combines expertise as a live events organizer and celebrity engagement agency. Furthermore, based on our assessment, there are no significant competitors in Singapore that mirror our comprehensive profile and capabilities within the industry. This distinctive positioning allows us to offer unparalleled services and cater to diverse client needs in both event management and celebrity endorsements effectively.

However, we still operate within a competitive landscape where we face competition from existing players and potential new entrants across both the Live Entertainment and Agency business segments. Our market includes a diverse array of events management companies, each vying for market share in the regions where we operate. Our Directors emphasize that establishing strong relationships with artistes and their managers, coupled with a proven track record of successful events and concerts, are critical to earning and maintaining customer trust and confidence. These factors are believed to be fundamental to our success in the industry. Moreover, our Directors perceive barriers to entry into both the Live Entertainment and Agency sectors as relatively high. These barriers are attributed to the complexity of managing events, the need for substantial industry expertise, and the importance of building and maintaining relationships with key stakeholders, including artists, managers, and clients. Our focus remains on leveraging these strengths to navigate and excel in this competitive environment, ensuring continued growth and success in our industry segments.

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Marketing

Our overall marketing and business development activity is headed by our Chief Executive Officer, Mr. Lim Sim Foo, Harris. He leads our marketing strategies which are focused at promoting awareness of the services that we provide and our brand name.

We market our services and brand through the following means:

●	Providing top notch services to our customers’ satisfaction

We procure events and concerts from our return customers, who are mainly brands, artiste management companies and tour management companies who have engaged us for the organization and/or management of their artistes’ concerts, as well as event venue owners. Hence, it is important for us to provide top notch services that satisfy the demands and expectations of our customers so that they will return to us in the future.

●	Referrals

Our approach to our business, which aims to add value to our customers, as well as our established track record, has cultivated strong brand loyalty and goodwill. Our customers may routinely refer new business to us through “word of mouth”, and referred customers have confidence in our services. We will continue to cultivate brand loyalty and goodwill amongst our existing customers by fostering long-term relationships with them. We may also occasionally be required to pay a referral fee to secure a particular project.

●	Corporate website

Our corporate website details our services and a list of the events and concerts that we have organized. Our corporate website is also an avenue for us to showcase our brand and track record of securing rights to organize and/or manage the concerts or events by renowned artistes and famous acts to a wider audience.

●	Collaboration with music labels and broadcasting networks

Part of our marketing efforts also lies in the collaboration with music labels and broadcasting networks. Our collaboration with music labels and broadcasting network allows us to capitalize on the network and contacts and to expand our reach to a wider network of customers which may not be limited to recording artistes or celebrities. The collaboration with music labels and broadcasting networks creates opportunities for us to provide our services and expertise to a new group of customers who are keen on holding large scale concerts, celebrity endorsement, celebrity appearances and other special events that require celebrities for publicity.

Major Customers

For the years ended February 28, 2023 and February 29, 2024, our major customers are as follows:.

Customers(1)	February 28, 2023		February 29, 2024
	Revenue (S$)%		Revenue (S$)%
Customer A (2)	48,000	100
Customer B (3)			965,005.09	75
Customer C (4)			205,946.31	16

1) Due to the COVID-19 outbreak, we faced a high number of cancellations of our events and projects due to quarantine measures and safe distancing restrictions imposed by the government. As a result of the reduced number of in-person events being organized, revenue from our live entertainment and agency business segments decreased by 95% from FY2020 to FY2023. As a result, our Major Customers and Major Suppliers/Contractors for FY2023 and FY2024 may not be indicative of our customers or suppliers/contractors during the financial period before COVID-19 or our future customers or suppliers/contractors for the financial year after February 29, 2024. Please see the risk factor “The COVID-19 pandemic has affected, and could continue to affect, the global economy as a whole and the market in which we operate.” for more information.

2) Customer A, Kong Hwee Iron Works & Construction Pte Ltd, accounted for 100% of the Company’s total revenue for FY2023, through a sales agreement dated December 1, 2022. Subsequently they accounted for 82% of the Company’s total purchases as Vendor D for FY 2024 through the sales agreement dated June 20, 2023.

3) Customer B, Fast Steel Construction Pte Ltd, is 100% owned by Lim Sin Foo, Harris’s father, Ricky Lim. Please see the section “Related Party Transactions” for more information. See also the risk ‘We are exposed to concentration risk of heavy reliance on our major customers” for more information regarding concentration of risks.

4) Customer C, Boom Culture Sdn. Bhd. (formerly, Fast Track Events Sdn Bhd), ceased to be a related party to the Company in July 2023, when Lim Sin Foo, Harris disposed of his entire shareholding. Please see the section “Related Party Transactions” for more information.

Due to the nature of our business, a particular customer may have only one (1) or two (2) events in a year and may represent a significant proportion of our total revenue for the year if the contract sum is significant. As at the Latest Practicable Date, our business and profitability are not materially dependent on any industrial, commercial or financial contract, including a contract with a customer.

As at the Latest Practicable Date, our business and profitability are not materially dependent on any industrial, commercial or financial contract, including a contract with a customer. Our Directors are of the opinion that we do not depend on any single customer or any particular contract with any customer. This is due to the nature of our business, as our customers for the Live Entertainment segment are end consumers (i.e. concert ticket buyers) and our customers for the Agency segment vary depending on the events and concerts. However, our revenue in 2023 and 2024 were derived from a major customer due to restrictions on business activities due to the COVID-19 pandemic. To the best of their knowledge and belief, our Directors are not aware of any information or arrangement which would lead to a cessation or termination of our current relationship with any customer.

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None of our Directors or Substantial Shareholders and their Associates has any interest, direct or indirect, in any of our major customers.

Due to the nature of our business, our portfolio of major customers may vary from year to year as our customers may only be holding one or two events and/or concerts in a year and such events and/or concerts may not be held on a regular basis. Additionally, while we may have been engaged to organize and/or manage a particular event or concert which is held on an annual basis, we may choose not to continue to take on such projects or we may not be engaged by our customers for the event or concerts to be held in subsequent years.

Major Suppliers and Subcontractors

With respect to the engagement of suppliers and subcontractors, we have established an Approved Vendor List (“AVL”) for vendors from whom we regularly purchase goods and services. Before vendors are selected for the AVL, we will first conduct business checks and background verification searches on these entities before final approval is given by the relevant key management personnel. The key selection criteria for selecting vendors for inclusion in the AVL include their financial condition, the expertise of their staff, the reputation of their company, the quality of their products and/or services and their timeliness.

While purchases made from vendors in the AVL are exempted from price comparison requirements, such vendors are subject to an annual review of their quality and cost. For vendors outside of the AVL, and where the purchases are for an amount of S$20,000 and above, we will obtain three (3) quotations for the purposes of price comparison and evaluation. If less than three quotations are obtained, or if the lowest-priced quotation is not selected, the justification for selecting the eventual vendor shall be documented on the purchase order or quotation. For purchases of fixed assets, a ‘Fixed Asset Form’ or ‘Asset Purchase Requisition Form’ must be raised and subsequently approved by authorized individuals depending on the purpose of such fixed assets. Furthermore, all purchase orders or purchase agreements shall be signed and approved by authorized individuals, in accordance with the authority delegated for the approval of purchases.

Where a supplier and/or subcontractor is a related party, such vendor will not be eligible for inclusion in the AVL, and all transactions with such vendor will be subject to the above procedures applicable to vendors outside of the AVL, including a review by our Audit Committee.

Our major purchases include payments made to venue owners for the use of venue, ticketing agents that provide us with ticketing services and talent or artiste management agencies that supply us with the artistes for the events or concerts that we organize or manage. The foregoing payments vary for each event or concert. As such, our major suppliers vary from year to year.

Venue rental is a key cost component of our projects. For the years ended February 28, 2023 and February 29, 2024, we derived a significant portion of our expenses from the following key supplier and/or subcontractors:

Suppliers/Contractors(1)	February 28, 2023		February 29, 2024
	Revenue (S$)%		Revenue (S$)%
Vendor A	765	20
Vendor B	660	17
Vendor C	650	17
Vendor D (2)			845,000	82
Vendor E			172,768	17

1) Due to the COVID-19 outbreak, we faced a high number of cancellations of our events and projects due to quarantine measures and safe distancing restrictions imposed by the government. As a result of the reduced number of in-person events being organized, revenue from our live entertainment and agency business segments decreased by 95% from FY2020 to FY2023. As a result, our Major Customers and Major Suppliers/Contractors for FY2023 and FY2024 may not be indicative of our customers or suppliers/contractors during the financial period before COVID-19 or our future customers or suppliers/contractors for the financial year after February 29, 2024. Please see the risk factor “The COVID-19 pandemic has affected, and could continue to affect, the global economy as a whole and the market in which we operate.” for more information.

2) Customer A, Kong Hwee Iron Works & Construction Pte Ltd, accounted for 100% of the Company’s total revenue for FY2023, through a sales agreement dated December 1, 2022. Subsequently they accounted for 82% of the Company’s total purchases as Vendor D for FY 2024 through the sales agreement dated June 20, 2023.

The payments to these suppliers/contractors were mainly for event related expenses, including venue set-up expenses, celebrity related events and personnel hire expenses. Due to the nature of our business, our portfolio of major suppliers may vary from year to year as we may hold our concerts and/or events at many different concert venues, depending on the capacity, in Singapore such as Singapore Indoor Stadium and The Star Performing Arts Centre as well as different artists management companies and music labels that hold the rights to each performing artists concert tours.

As at the date of this prospectus, our business and profitability are not materially dependent on any industrial, commercial or financial contract, including any contract with a supplier. This is due to the nature of our business, as our customers for the Live Entertainment segment are end consumers (i.e. concert ticket buyers) and our customers for the Agency segment vary depending on the events and concerts. However, our revenue in 2023 and 2024 were derived from a major customer due to restrictions on business activities due to the COVID-19 pandemic.

Our Directors are of the opinion that we do not depend on any particular supplier, as the Company believes alternative suppliers for event related supplies are readily available. To the best of their knowledge and belief, our Directors are not aware of any information or arrangement which would lead to a cessation or termination of our current relationships with any supplier.

None of our Directors or Substantial Shareholders and their Associates has any interest, direct or indirect, in any of our major suppliers.

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Employees

As at the date of this prospectus, we had four employees, of which three are full time employees, and one is under a contract. Our three full time employees are based in Singapore while the contract employee is based in Malaysia. The following table sets forth a breakdown of employees categorized by function as at the date of this prospectus:

	Number of Employees	Percentage
Director	[1]	[25]	%
Finance and administration	[1]	[25]	%
Operations	[1]	[25]	%
Sales and marketing	[1]	[25]	%
Total	[4]	100%

We do not have any formal training sessions for our employees as we mostly work based on our standard operating procedures. Notwithstanding the foregoing, our employees will undergo in-house orientation to familiarize them with our equipment, policies and procedures. On-the-job training is provided to new employees to equip them with the necessary working knowledge and practical skills to perform their tasks.

We selectively send our employees for travel overseas to:

●	meet with celebrities and their management team to deepen business relationships;

●	attend concerts in different countries as well as live entertainment acts (by invitation from the event organizers and/or tickets paid by the event organizers) which are organized by our partners and industry counterparts for additional insight and information on specific projects; and

●	visiting various agencies and PR firms regionally to understand the latest industry updates and know-how.

Attendance at such events enables our staff to gain industry-specific know-how and insight, keep themselves informed of the latest developments in technology and in the live entertainment industry, and form new business relationships from meeting and interacting with others in our industry.

Licenses

We are only required to apply for and obtain the necessary licenses on a per project basis (i.e. based on the events or concerts that we organize or manage for our customers). For example, in Singapore, we may need to apply for a license from the Composers and Authors Society of Singapore Ltd (COMPASS) for the Public Performance of Musical and Lyrical works in a song or music. A song or music usually has several rights owned by different copyright owners tied into it, namely: The composer will compose the melody, of which the copyright may belong to the composer. For some events which we may organize in Malaysia, we are also required to obtain licenses and/or permits from the relevant government authorities and/or agencies in Malaysia (as the case may be). As at the Latest Practicable Date, we have obtained the necessary licenses required for our operations and, to the best of our knowledge, have not been in breach of any rules and/or regulations with respect to such licenses in the past.

Insurance

We have limited liability insurance coverage for our business operations. We maintain general commercial all risks and business interruption insurance, medical and work injury compensation insurance for our employees, and commercial automobile insurance. We believe that our insurance coverage is in line with industry standards and are adequate to cover our key assets, facilities and liabilities.

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Facilities

Our headquarters are located in Singapore, where we lease a 65 square-meter office space pursuant to a lease agreement between FTE and Acorn Marketing & Research Consultants (Group) Pte. Ltd. The lease agreement is for a period of two (2) years, which commenced on September 16, 2023 and expires on September 15, 2025.

Legal Proceedings

Our Directors confirm that up to the date of this prospectus, there were no other outstanding, unsettled, pending or threatened litigation, proceeding or claim against us or any of our Directors which, individually or taken as a whole, could have a material adverse effect on our financial condition or results of operations.

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GOVERNMENT REGULATIONS

As our material business operations are conducted in Singapore, we are subject to the relevant laws and regulations of Singapore and may be affected by policies which may be introduced by the Singaporean government from time to time. We have identified the main laws and regulations (apart from those pertaining to general business requirements) that materially affect our operations below. However, we believe that we comply with all these laws and regulations, and therefore none of them have materially affected the Company or operations in the past.

As of the date of this prospectus, our Directors believe that we are not in breach of any laws or regulations applicable to our business operations that would materially affect our business operations, and our Group is in compliance with all the applicable laws and regulations that are material to our business operations. The Group may be subject to certain fines/penalties arising from its ordinary course of business from time to time.

Singapore

This section sets forth a summary of the most significant rules and regulations that affect our business activities in Singapore.

Our business operations are subject to the laws and regulations which are of general application in Singapore. The laws and regulations set out below are not exhaustive and are only intended to provide some general information to the investors and are neither designed nor intended to be a substitute for professional advice. Prospective investors should consult their own advisers regarding the implication of such laws and regulations.

Workplace Safety and Health Act

The Workplace Safety and Health Act 2006 of Singapore (the “WSHA”) is the principal legislation governing the safety, health and welfare of persons at work in workplaces. Among other things, the WSHA imposes a duty on every employer and every principal (which would include us) to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of its employees, and any contractor, any direct or indirect subcontractor, and any employee employed by such contractor or subcontractor, when at work.

The general penalties for non-compliance with the WSHA include the imposition of fines up to the amount of S$500,000 in the case of a body corporate. Further or other penalties may apply in the case of repeat offences or specific offences under the WSHA or its subsidiary legislation.

Employment Act

The Employment Act 1968 of Singapore, or the Singapore EA, sets out the basic terms and conditions of employment and the rights and responsibilities of employers as well as employees. With effect from 1 April 2019, the Singapore EA extends to all employees, including persons employed in managerial or executive positions, with certain exceptions.

The Singapore EA prescribes certain minimum conditions of service that employers are required to provide to their employees, including (i) minimum days of statutory annual and sick leave; (ii) paid public holidays; (iii) statutory protection against wrongful dismissal; (iv) provision of key employment terms in writing; and (v) statutory maternity leave and childcare leave benefits. In addition, certain statutory protections relating to overtime and hours of work are prescribed under the Singapore EA, but only apply to limited categories of employees, such as an employee (other than a workman) who is not employed in a managerial or executive position and who receives a salary of up to S$2,600 a month (“relevant employee”). Section 38(8) of the Singapore EA provides that a relevant employee is not allowed to work for more than 12 hours in any one day except in specified circumstances, such as where the work is essential to the life of the community, defense or security. In addition, section 38(5) of the Singapore EA limits the extent of overtime work that a relevant employee can perform, to 72 hours a month.

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Other employment-related benefits which are prescribed by law include (i) contributions to be made by an employer to the Central Provident Fund, under the Central Provident Fund Act 1953 of Singapore in respect of each employee who is a citizen or permanent resident of Singapore; (ii) the provision of statutory maternity, paternity, childcare, adoption, unpaid infant care and shared parental leave benefits (in each case subject to the fulfilment of certain eligibility criteria) under the Child Development Co-savings Act 2001 of Singapore; (iii) statutory protections against dismissal on the grounds of age, and statutory requirements to offer re-employment to an employee who attains the prescribed minimum retirement age, under the Retirement and Re-employment Act 1993 of Singapore; and (iv) statutory requirements relating to work injury compensation, and workplace safety and health, under the Work Injury Compensation Act 2019 of Singapore and the Workplace Safety and Health Act 2006 of Singapore, respectively.

Central Provident Fund Act

The Central Provident Fund (“CPF”) system is a mandatory social security savings scheme funded by contributions from employers and employees. Pursuant to the Central Provident Fund Act 1953 of Singapore (“CPFA”), an employer is obliged to make CPF contributions for all employees who are Singapore citizens or permanent residents who are employed in Singapore by an employer (save for employees who are employed as a master, a seaman or an apprentice in any vessel, subject to an exception for non-exempted owners). CPF contributions are not applicable for foreigners who hold employment passes, S passes or work permits. CPF contributions are required for both ordinary wages and additional wages (subject to an ordinary wage ceiling and a yearly additional wage ceiling) of employees at the applicable prescribed rates which is dependent on, among other things, the amount of monthly wages and the age of the employee. An employer must pay both the employer’s and employee’s share of the monthly CPF contribution. However, an employer can recover the employee’s share of CPF contributions by deducting it from their wages when the contributions are paid for that month.

Where the amount of the contributions which an employer is liable to pay under the CPFA in respect of any month is not paid within such period as may be prescribed, the employer shall be liable for the payment of interest on the amount for every day the amount remains unpaid commencing from the first day of the month succeeding the month in respect of which the amount is payable and the interest shall be calculated at the rate of 1.5% per month or the sum of S$5, whichever is greater. Where any employer who has recovered any amount from the monthly wages of an employee in accordance with the CPFA fails to pay the contributions to the CPF within such time as may be prescribed, he will be guilty of an offense and will be liable on conviction for a fine not exceeding S$10,000 or imprisonment for a term not exceeding seven years or both. Where an offense has been committed under the CPFA but there are no penalties provided, the offender may be liable for a fine not exceeding S$5,000 or imprisonment for a term not exceeding six months or both, and where the offense is repeated by the same offender, the offender may be liable for a fine not exceeding S$10,000 or imprisonment for a term not exceeding 12 months or both.

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Personal Data Protection Act 2012

Data Protection Obligations

The Personal Data Protection Act 2012 of Singapore (“PDPA”) establishes the baseline regime for the protection of personal data in Singapore. The PDPA applies to all organizations that collect, use, disclose, and/or process personal data. The PDPA is administered and enforced by the Personal Data Protection Commission (“PDPC”). In this regard, “personal data” as defined under the PDPA refers to data, whether true or not, about an individual who can be identified from that data or other information to which the organization has or is likely to have access to.

An organization is required to comply with, amongst other things, the data protection obligations prescribed by the PDPA, which may be summarized as follows:

(a) Consent obligation – the consent of individuals must be obtained before collecting, using, disclosing and/or processing their personal data, unless an exception applies. Additionally, an organization must allow the withdrawal of consent by an individual which has been given or is deemed to have been given;

(b) Purpose limitation obligation – personal data must be collected, used, disclosed, and/or processed only for purposes that a reasonable person would consider appropriate in the circumstances, and if applicable, have been notified to the individual concerned;

(c) Notification obligation – individuals must be notified of the purposes for the collection, use, disclosure, and/or processing of their personal data, prior to such collection, use, disclosure, and/or processing;

(d) Access and correction obligations – when requested by an individual and unless an exception applies, an organization must: (i) provide that individual with access to his personal data in the possession or under the control of the organization and information about the ways in which his personal data may have been used or disclosed during the past year, and/or (ii) correct an error or omission in his personal data that is in the possession or under the control of the organization;

(e) Accuracy obligation – an organization must make reasonable efforts to ensure that personal data collected by or on its behalf is accurate and complete if such data is likely to be used by the organization to make a decision affecting the individual to whom the personal data relates or if such data is likely to be disclosed to another organization;

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(f) Protection obligation – an organization must implement reasonable security arrangements to protect personal data in its possession or under its control from (i) unauthorized access, collection, use, disclosure, copying, modification, disposal or similar risks, and (ii) the loss of any storage medium or device on which personal data is stored;

(g) Retention limitation obligation – an organization must anonymize or must not keep personal data for longer than it is necessary to fulfill; (i) the purposes for which it was collected, or (ii) a legal or business purpose;

(h) Transfer limitation obligation – personal data must not be transferred out of Singapore except in accordance with the requirements prescribed under the PDPA. In this regard, an organization must ensure that the recipient of the personal data in that country outside Singapore is bound by legally enforceable obligations to provide the transferred personal data a standard of protection that is at least comparable to the protection under the PDPA;

(i) Accountability obligation – an organization must implement the necessary policies and procedures in order to meet its obligations under the PDPA, communicate and inform their staff about these policies and procedures, as well as make information of such policies and procedures available on request. In addition, an organization must develop a process to receive and respond to data-related complaints, and must designate at least one individual as the data protection officer to oversee the organization’s compliance with the PDPA;

(j) Data breach notification obligation - an organization must notify the PDPC and/or the affected individuals if it has suffered a data breach that meets the notification thresholds prescribed under the PDPA (i.e. the data breach is or is likely to be of significant scale, or has caused or is likely to cause significant harm to the affected individuals). The organization is expected to expeditiously assess the severity of the breach, and the timeline to notify the PDPC is 3 calendar days of the organization assessing that a notification threshold has been met; and

(k) Data portability obligation – the data portability obligation (which is not yet in force as at the date of this prospectus) grants individuals with an existing direct relationship with an organization the right to request for a copy of their personal data to be transmitted in a commonly used machine-readable format to another organization which has a business presence in Singapore. The exact scope and applicability of this right will be delineated by the relevant regulations and guidelines to be published by the PDPC.

The maximum financial penalty that can be imposed on organizations is S$1 million, or 10% of the organization’s annual turnover in Singapore, whichever is higher. The severity of the penalties will be assessed based on, amongst other things, the amount of personal data involved, and the degree of harm caused to individuals.

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MANAGEMENT

The following table sets forth information regarding our Directors and Executive Officers as at the date of this prospectus:

Name	Age	Position
Lim Sin Foo, Harris	35	Chief Executive Officer and Director
Low Jiayi#	37	Chief Operation Officer and Director
Kwong Choong Kuen	52	Chief Financial Officer
Quek Huay Min*	47	Independent Director
Ong Sie Hou, Raymond*	54	Independent Director
Robert Ng Sun*	60	Independent Director

*	Each of Quek Huay Min, Ong Sie Hou, Raymond and Robert Ng Sun has accepted an independent director appointment, which will be effective immediately upon effectiveness of this registration statement.
#	Low Jiayi is currently the Chief Operating Officer of the Company. She has accepted an appointment as both Chief Operating Officer and Director, to be effective immediately upon effectiveness of this registration statement.

The business and working experience and areas of responsibility of our Directors and Executive Officers are set out below:

Mr. Lim Sin Foo, Harris has been our Chief Executive Officer since December 2023 and Director since December 2023. Mr. Lim has been director of Fast Track Events Pte. Ltd. since March 2012, and is responsible for our Group’s overall direction. Mr. Lim has also been the director of Fast Track Events Sdn Bhd from July 12, 2016 to July 5, 2023. Mr. Lim has over 15 years of experience in the Events management industry. Mr. Lim obtained a diploma in Tourism & Resort Management from Ngee Ann Polytechnic in 2009. We believe Mr. Lim is well qualified to serve on our board of directors based on his extensive operating and management experience and knowledge within our industry.

Ms. Low Jiayi has been our Chief Operation Officer since December 2023 and Director to be effective immediately upon effectiveness of this registration statement, responsible for the overall strategic direction and development of our Company. Ms. Low has 10 year of experience in event industry. From June 2021 to October 2023, Ms. Low served as an assistant to a Director in SeaMoney at Shopee Singapore Pte Ltd, responsible for administrative matters. From June 2013 to May 2021, Ms. Low served as our Company’s operations manager, responsible to ensure smooth execution of events. Ms. Low obtained her bachelor’s agree in Communication and Psychology from Upper Iowa University in 2010. We believe Ms. Low is well qualified to serve on our board of directors based on her extensive operating and management experience and knowledge within our industry.

Mr. Kwong Choong Kuen has been our Chief Financial Officer since March 2024, responsible for the financial reporting, corporate services and compliance of our Company. Mr. Kwong as over 20 years of work experience in accounting and finance industry. Since January 2024, Mr. Kwong has been an independent non-executive director and chairman of audit committee of Lincotrade and Associates Holdings Limited (SGX: BFT), and was responsible for providing independent advice to the board of directors. Since January 2024 until now, Mr. Kwong has been an independent non-executive director and chairman of audit committee of Lincotrade and Associates Holdings Limited (SGX: BFT), responsible for providing independent advice to the board of directors. From June 2021 till now, Mr. Kwong has been an independent non-executive director and chairman of the nomination committee of SOLIS Holdings Limited (HKEx: 02227), responsible for providing independent advice to the board of directors. Since March 2020 till now, Mr. Kwong has been an independent non-executive director and the chairman of the nomination committee of BHCC Holdings Limited (HKEx: 01552), responsible for providing independent advice to the board of directors. From October 2017 to August 2021, Mr. Kwong was an independent non-executive director and the chairman of the audit committee of C&N Holdings Limited (HKEx: 08430), responsible for providing independent advice to the board of directors. From July 2013 to February 2016, Mr. Kwong served as the APAC financial controller at Korn/Ferry International, responsible for supporting the management of the leadership and talent consulting team’s business in APAC (Singapore, Hong Kong, China, India, Australia, Japan and Korea). Mr. Kwong obtained his bachelor’s degree in accountancy from the Nanyang Technological University in 1996. We believe Mr. Kwong is well qualified to serve on our board of directors based on his extensive operating and management experience and knowledge within our industry.

Ms. Quek Huay Min (alias, Guo Huimin) is a director nominee who will be appointed as one of our independent directors prior to initial public offering. Since September 2004 till now, Ms. Quek has been working at DBS Bank. She was promoted to vice president in 2008, team lead in 2011 and senior vice president in 2018. From July 2001 to September 2004, Ms. Quek was the relationship manager at OCBC Bank, responsible for managing a portfolio of small to medium size customers with sales turnover of less than S$5M . Ms. Quek obtained her bachelor’s degree in Business from Nanyang Technological University in 2001.

Mr. Ong Sie Hou, Raymond is a director nominee who will be appointed as one of our independent directors prior to initial public offering. Since 2010 till now, Mr. Ong has been a partner at CTLC Law Corporation. From 2002 to 2010, Mr. Ong was the partner at Rajah & Tann. From 1998 to 2002, Mr. Ong was the partner at Colin Ng & Partners/White & Case. He obtained his bachelor’s degree in Law from the National University of Singapore in 1995.

Mr. Robert Ng Sun is a director nominee who will be appointed as one of our independent directors prior to initial public offering. Since 1998 till now, Mr. Ng has been the principal of RNS & Associates, responsible for providing consultancy in civil and structural engineering works. Since 2003 till now, Mr. Ng has been the principal of RNS Design & Engineering, responsible for providing consultancy in civil and structural engineering works. Since 2012 till now, Mr. Ng has been the principal of RNS Consultants Pte Ltd, responsible for providing consultancy in civil and structural engineering works. Mr. Ng graduated from the National University of Singapore with a degree of bachelor in Engineering (Civil) in 1990 and master of Science in Civil Engineering in 2001.

Employment Agreements and Director Agreements

Upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part, we will enter into employment agreements with each of our Executive Officers, pursuant to which such individuals have agreed to serve as our Executive Officer for a period of three years from the effective date of the registration statement. We may terminate the employment for cause at any time for certain acts, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate the employment without cause at any time upon three months’ advance written notice. Each Executive Officer may resign at any time upon three months’ advance written notice

Each Executive Officer will agree to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential or proprietary information or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Each Executive Officer will agree to disclose in confidence to us all inventions, designs and trade secrets which he conceives, develops or reduces to practice during his employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each Executive Officer will agree to be bound by non-competition and non-solicitation restrictions during the term of the employment and for one year following the last date of employment. Specifically, each Executive Officer will agree not to: (i) engage or assist others in engaging in any business or enterprise that is competitive with our business, (ii) solicit, divert or take away the business of our clients, customers or business partners, or (iii) solicit, induce or attempt to induce any employee or independent contractor to terminate his or her employment or engagement with us. The employment agreements will also contain other customary terms and provisions.

Before listing, we will also enter into director agreements with each of our Directors which agreements set forth the terms and provisions of their engagement.

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Board of Directors

Composition of our Board of Directors

Our Board of Directors will consist of [five] Directors, three whom will be independent Directors, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our Company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors, and our Board of Directors shall have three directors who are “independent directors” as defined under the Nasdaq rules. The full Board of Directors exercises oversight on the Company’s cybersecurity and data management matters, including with respect to cybersecurity risks relating to our suppliers, service providers, and our other supply chain partners. These topics are raised by the Board twice every year.

Committees of the Board of Directors

Upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors. We intend to adopt a charter for each of the three committees upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. Each committee’s members and functions are described below.

Audit Committee.

Our Audit Committee will consist of our three independent Directors, and will be chaired by Mr. [       ]. We have determined that each member of our Audit Committee will satisfy the requirements of Section 303A of the Corporate Governance Rules/ Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. [      ] qualifies as an “audit committee financial expert.” The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee is responsible for, among other things:

●	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

●	reviewing with the Independent Registered Public Accounting Firm any audit problems or difficulties and management’s response;

●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the Independent Registered Public Accounting Firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

●	establishing and overseeing procedures for the handling of complaints and whistleblowing; and

●	meeting separately and periodically with management and the Independent Registered Public Accounting Firm.

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Compensation Committee.

Our Compensation Committee will consist of our three independent Directors, and will be chaired by Mr. [    ]. We have determined that each member of our Compensation Committee will satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq. Our Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our Directors and Executive Officers. Our Chief Executive Officer may not be present at any committee meeting during which their compensation is deliberated upon. Our Compensation Committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;

●	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our Executive Officers;

●	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our directors;

●	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

●	reviewing Executive Officer and director indemnification and insurance matters; and

●	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to Directors and Executive Officers.

Nominating and Corporate Governance Committee.

Our Nominating and Corporate Governance Committee will consist of our three independent Directors, and will be chaired by Mr. [    ]. We have determined that each member of our Nominating and Corporate Governance Committee will satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our Directors and in determining the composition of the Board and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

●	recommending nominees to the Board for election or re-election to the Board, or for appointment to fill any vacancy on the Board;

●	reviewing annually with the Board the current composition of the Board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	developing and recommending to our Board such policies and procedures with respect to nomination or appointment of members of our Board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

●	selecting and recommending to the Board the names of Directors to serve as members of the Audit Committee and the Compensation Committee, as well as of the Nominating and Corporate Governance Committee itself; and

●	evaluating the performance and effectiveness of the Board as a whole.

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Code of Business Conduct and Ethics

In connection with this Offering, we have adopted a code of business conduct and ethics, which is applicable to all of our Directors, executive officers and employees and is publicly available.

Clawback Policy

In connection with this Offering, our board of directors have adopted a clawback policy (the “Clawback Policy”) permitting the Company to seek the recoupment of incentive compensation received by any of the Company’s current and former executive officers (as determined by the board in accordance with Section 10D of the Exchange Act and the Nasdaq rules) and such other senior executives/employees who may from time to time be deemed subject to the Clawback Policy by the board (collectively, the “Covered Executives”). The amount to be recovered will be the excess of the incentive compensation paid to the Covered Executive based on the erroneous data over the incentive compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the board. If the board cannot determine the amount of excess incentive compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

Duties of Directors

Under Cayman Islands law, all of our Directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly and to use reasonable diligence in the discharge of their duties, and a duty to act in what they consider in good faith to be in our best interests. Our Directors must also exercise their powers only for a proper purpose. Our Directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our Directors must ensure compliance with our memorandum and articles of association, as amended from time to time. Our Company has the right to seek damages if a duty owed by any of our Directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our Directors is breached. You should refer to the section titled “Description of Share Capital— Comparison of Shareholder Rights” for additional information on the standard of corporate governance under Cayman Islands law.

The functions and powers of our Board of Directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares of our company, including the registering of such shares in our share register.

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You should refer to the section titled “Description of Share Capital— Comparison of Shareholder Rights” for additional information on the standard of corporate governance under Cayman Islands law.

Interested Transactions

A director may not vote in respect of any contract or transaction or proposed contract or transaction that he or she may be interested therein, but he or she may be counted in the quorum of any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to Directors and officers. Although we will require Board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

●	Exemption from the requirement that our Board of Directors have a compensation committee that is composed entirely of independent Directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our Board of Directors, either by (i) independent Directors constituting a majority of our Board of Directors’ independent Directors in a vote in which only independent Directors participate, or (ii) a committee comprised solely of independent Directors, and that a formal written charter or Board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an Audit Committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our Shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

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Although we are permitted to follow certain corporate governance rules that conform to Singapore requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices.

Because we are a foreign private issuer, our Directors, officers and principal shareholders are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Upon the completion of this Offering, we will be a “controlled company” as defined under the Nasdaq Listing Rules because our Controlling Shareholder, Lim Sin Foo, Harris, will hold approximately [*]% of our total issued and outstanding Shares and will be able to exercise approximately [*]% of the total voting power of our issued and outstanding share capital.

For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. A “controlled company” under the Nasdaq corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Following this offering, our principal shareholder will control a majority of the voting power of our outstanding ordinary shares, making us a “controlled company” within the meaning of the Nasdaq corporate governance rules. As a controlled company, if we may elect not to comply with certain of the Nasdaq corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our remuneration committee and our nominating committee consist entirely of independent directors.

Even if we cease to be a controlled company, we can still rely on exemptions available to foreign private issuers. However, we intend to comply with the Nasdaq Corporate Governance rules applicable to foreign private issuers and do not intend to rely on such controlled company exemptions. See section titled “Risk Factors — As a foreign private issuer and “controlled company” within the meaning of the Nasdaq’s corporate governance rules, we are permitted to rely on exemptions from certain of the Nasdaq corporate governance standards. Our choice to rely on such exemptions may afford less protection to holders of our ordinary shares. We intend to comply with the Nasdaq Corporate Governance rules applicable to foreign private issuers and do not intend to rely on such controlled company exemptions.”

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COMPENSATION

For the years ended February 28, 2023 and February 29, 2024, we paid an aggregate of approximately SGD0 and approximately SGD73,710, respectively in cash and benefits in-kind granted to or accrued on behalf of all of our Directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our Directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our Executive Officers and Directors.

EMPLOYEES

As of February 29, 2024, our Group had a workforce of four individuals, of which three individuals are located in our office in Singapore and one individual who is working remotely from Malaysia.

There were no material changes to the number of employees hired by our Group in the last three fiscal years. As of February 29, 2024, none of our employees are related to our Directors, officers or Major Shareholders. Any new employment of related employees and the proposed terms of their employment will be subject to the review and approval of our Compensation Committee. In the event that a member of our Compensation Committee is related to the employee under review, such director will abstain from the review.

We do not employ a significant number of temporary employees. The relationship and co-operation between the management and staff have been good and are expected to continue and remain as such in the future. There has not been any incidence of work stoppages or labor disputes which affected our operations. The company’s employees do not belong to a labor union.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares.

Beneficial ownership of our Ordinary Shares is determined in accordance with the SEC rules. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such shares.

The percentage of Ordinary Shares beneficially owned prior to the Offering is based on 17,500,000 Ordinary Shares outstanding as of the date of this prospectus. We do not have any options or warrants that are outstanding. The percentage of Ordinary Shares beneficially owned after the Offering is based on [  ] Ordinary Shares outstanding immediately after the completion of this Offering, assuming no exercise of the underwriters’ over-allotment option.

Upon the closing of this Offering, none of our shareholders will have different voting rights from other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by any another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company. As of the date of the prospectus, our Company has seven shareholders of record, and none of our shareholders of record are located in the United States. Our Company will be required to have at least 300 unrestricted round lot shareholders at the closing of this Offering in order to satisfy the Nasdaq listing rules.

	Ordinary Shares Beneficially Owned Prior to the Offering(2)		Ordinary Shares Beneficially Owned After the Offering(3)
	Ordinary Shares		Ordinary Shares
Name of Beneficial Owner(1)	Number	%	Number	%
NAMED EXECUTIVE OFFICERS AND DIRECTORS*:
Lim Sin Foo, Harris(4)	11,593,750	66.25%	11,593,750	[*]	%
Low Jiayi	1,750,000	10%	1,750,000	[*]	%
Kwong Choong Kuen	—	—%	—	—%
Quek Huay Min	—	—	—	—%
Ong Sie Hou, Raymond	—	—	—	—%
Robert Ng Sun	—	—	—	—%
All Directors and executive officers as a group	13,343,750	76.25%	13,343,750	[*]	%

5% OR GREATER SHAREHOLDERS:
Bai Ye Private Limited(4)	4,593,750	26.25%	[*]	[*]	%

*	Less than 1%.
(1)	Except as otherwise indicated below, the business address for our directors and executive officers is at 12 Mohamed Sultan Road, #04-01, Singapore 238961.
(2)	Applicable percentage of ownership is based on 17,500,000 Ordinary Shares outstanding as of the date of this prospectus.
(3)	Applicable percentage of ownership is based on [ ] Ordinary Shares outstanding immediately after the Offering.
(4)

Prior to the Offering, Lim Sin Foo, Harris, our controlling shareholder, directly owns 11,593,750 Ordinary Shares, or 40% shareholding of the Company, and beneficially owns 4,593,750 Ordinary Shares, or 26.25% shareholding of the Company through his 100% shareholding of Bai Ye Private Limited.

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RELATED PARTY TRANSACTIONS

The following is a summary of the transactions since February 28, 2021 to which FAST TRACK GROUP or its subsidiaries has been a party and in which any members of our Board of Directors, any Executive Officers, or Major Shareholder had, has or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus captioned “General Information on our Group — Management”.

The table below sets forth the major related parties and their relationships with the Company as of February 28, 2023 and February 29, 2024.

Name of related parties	Relationship with the Company

Fast Steel Construction Pte Ltd (“FSC”)	Controlled by immediate family member of director, Mr. Lim Sim Foo, Harris

Fast Track Events Sdn Bhd (“FTESB”)	Mr. Lim Sin Foo, Harris was a director of FTESB until July 5, 2023 and a shareholder of FTESB until July 18, 2023.

Lim Sin Foo, Harris	Shareholder, Founder and Director

Agency Service provided

The Company acted as event consultant and provided the services to Fast Steel Construction Pte Ltd (“FSC”) amounting to S$965,005 (US$717,095) for the year ended February 29, 2024. The amount has been fully received as of February 29, 2024.

The Company acted as event consultant and provided the services to Fast Track Events Sdn Bhd (“FTESB”) amounting to S$205,946 (US$153,038) for the year ended February 29, 2024. The receivable balance due from Fast Track Events Sdn Bhd (“FTESB”) was S$22,167 (US$16,472) as of February 29, 2024.

Due to director

The Company received advances from director, Lim Sin Foo, Harris for business working purposes. The Company has been granted a waiver amounting to S$1,000,000 (US$743,100) for the year ended February 29, 2024. The payable balance due to director was S$1,359,994 and S$330,762 (US$245,789) as of February 28, 2023 and February 29, 2024 respectively. Such balance is interest free, unsecured, and due on demand without an agreement.

Policies and Procedures for Related Party Transactions

Our Board of Directors will establish an audit committee in connection with the consummation of this Offering, which will be tasked with review and approval of all related party transactions.

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POTENTIAL CONFLICTS OF INTEREST

Other than as disclosed below and in the section titled “Related Party Transactions” of this prospectus, none of our Directors, Executive Officers, Major Shareholders or any of their associates has an interest, direct or indirect:

(a)	in any transaction to which our Group was or is to be a party;

(b)	in any entity carrying on the same business or dealing in similar services which competes materially and directly with the existing business of our Group; and

(c)	in any enterprise or company that is our Group’s client or supplier of goods and services.

In addition, we believe that any potential conflicts of interest are further mitigated by the following:

(a)	our Directors have a duty to disclose their interests in respect of any contract, proposal, transaction or any other matter whatsoever in which they have any personal material interest, directly or indirectly, or any actual or potential conflicts of interest (including conflicts of interest that arise from their directorship(s) or executive position(s) or personal investments in any other corporation(s)) that may involve them. Upon such disclosure, such Directors shall not participate in any proceedings of our Board of Directors, and shall in any event abstain from voting in respect of any such contract, arrangement, proposal, transaction or matter in which the conflict of interest arises, unless and until our Audit Committee has determined that no such conflict of interest exists;

(b)	our Audit Committee is required to examine the internal procedures put in place by our Company to determine if such procedures put in place have become inappropriate or insufficient in the event of changes to the nature of, or manner in which, the business activities of our Group, our joint ventures or the interested persons are conducted, or if they are sufficient to ensure that Related Party Transactions are conducted on normal commercial terms and will not be prejudicial to our Company and its Shareholders;

(c)	our Audit Committee will review any actual or potential conflicts of interest that may involve our Directors as disclosed by them to our Board. Upon disclosure of an actual or potential conflict of interests by a Director, our Audit Committee will consider whether a conflict of interests does in fact exist. A Director who is a member of our Audit Committee will not participate in any proceedings of our Audit Committee in relation to the review of a conflict of interests relating to him or her. The review will include an examination of the nature of the conflict and such relevant supporting data, as our Audit Committee may deem reasonably necessary;

(d)	our Audit Committee will also monitor the investments in our customers, suppliers and competitors made by our Directors, Major Shareholders and their respective associates who are involved in the management of or have shareholding interests in similar or related business of our Company (to the extent as disclosed by them to our Audit Committee) and make assessments on whether there are any potential conflicts of interest; and

(a)	our Directors owe fiduciary duties to us, including the duty to act in good faith and in our best interests. Our Directors are also subject to a duty of confidentiality that precludes a Director from disclosing to any third party (including any of our Shareholders or their associates) information that is confidential.

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DESCRIPTION OF SHARE CAPITAL

General

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by:

●	our Memorandum and Articles of Association;

●	the Companies Act (Revised) (as amended) of the Caymans Islands, which is referred to as the Companies Act below; and

●	the common law of the Cayman Islands.

As of the date of this prospectus, (i) our authorized share capital is US$50,000.00 divided into 50,000,000 Ordinary Shares of nominal or par value US$0.001 each, and (ii) there are 17,500,000 Ordinary Shares issued and outstanding.

We have included summaries of certain material provisions of our amended and restated memorandum and articles of association which our shareholders intend to adopt prior to the completion of this offering (the “Amended and Restated Memorandum and Articles of Association”) and the Companies Act insofar as they relate to the material terms of our share capital. The summaries do not purport to be complete and are qualified in their entirety by reference to our Memorandum and Articles, which is filed as an exhibit to the registration statement on Form F-1, of which this prospectus forms a part.

Amended and Restated Memorandum and Articles of Association

The Memorandum provides, inter alia, that the liability of members of our Company is limited and that the objects for which our Company is established are unrestricted (and therefore include acting as an investment company), and that our Company shall have and be capable of exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate whether as principal, agent, contractor or otherwise and, since our Company is an exempted company, that our Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of our Company carried on outside the Cayman Islands.

By special resolution, our Company may amend the Memorandum with respect to any objects, powers or other matters specified in it.

Ordinary Shares

General. Upon the completion of this Offering, our authorized share capital is US$50,000.00 divided into 50,000,000 Ordinary Shares of nominal or par value US$0.001 each. All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders, whether or not they are non-residents of the Cayman Islands, may freely hold and transfer their Ordinary Shares in accordance with our Memorandum and Articles.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our Board of Directors. Our Articles provide that our Board of Directors may declare and pay dividends if justified by our financial position and permitted by law.

Voting Rights. Holders of our Ordinary Shares vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. In respect of matters requiring shareholders’ vote, each ordinary share is entitled to one vote. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by poll is required by Nasdaq rules or demanded by the chairman of the meeting, by at least two shareholders having the right to vote on the resolutions, or by shareholder(s) together holding at least 10% of the total voting rights of all our shareholders having the right to vote at such general meeting. A quorum required for a meeting of shareholders consists of one shareholder who holds at least one-third of our issued voting shares. Shareholders’ meetings may be held annually. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Extraordinary general meetings may be called by a majority of our Board of Directors or upon a requisition of any one or more shareholders holding at the deposit of the requisition at least 10% of the aggregate share capital of our company that carries the right to vote at a general meeting, in which case on advance notice of at least 7 clear days is required for the convening of our annual general meeting and other general meetings by requisition of our shareholders.

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Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast in a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the Ordinary Shares cast in a meeting.

A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of the Company.

There are no limitations on non-residents or foreign shareholders in the memorandum and articles of association to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the charter or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the Company have been paid.

Alteration of capital. Our Company may, by an ordinary resolution of its members: (a) increase its share capital by the creation of new shares of such amount as it thinks expedient; (b) consolidate or divide all or any of its share capital into shares of larger or smaller amount than its existing shares; (c) divide its unissued shares into several classes and attach to such shares any preferential, deferred, qualified or special rights, privileges or conditions; (d) subdivide its shares or any of them into shares of an amount smaller than that fixed by the Memorandum; (e) cancel any shares which, at the date of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled; (f) make provision for the allotment and issue of shares which do not carry any voting rights; (g) change the currency of denomination of its share capital; and (h) reduce its share premium account in any manner authorized and subject to any conditions prescribed by law.

Transfer of Shares. Subject to the Companies Act and the requirements of the stock exchange, all transfers of shares shall be effected by an instrument of transfer in the usual or common form or in such other form as our Board may approve and may be under hand or, if the transferor or transferee is a Clearing House (as defined in the Articles) or its nominee(s), under hand or by machine imprinted signature, or by such other manner of execution as our Board may approve from time to time. Execution of the instrument of transfer shall be by or on behalf of the transferor and the transferee, provided that our Board may dispense with the execution of the instrument of transfer by the transferor or transferee or accept mechanically executed transfers. The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register of members of our Company in respect of that share. Our Board may, in its absolute discretion, at any time and from time to time remove any share on the principal register to any branch register or any share on any branch register to the principal register or any other branch register. Unless our Board otherwise agrees, no shares on the principal register shall be removed to any branch register nor shall shares on any branch register be removed to the principal register or any other branch register. All removals and other documents of title shall be lodged for registration and registered, in the case of shares on any branch register, at the relevant registration office and, in the case of shares on the principal register, at the place at which the principal register is located. Our Board may, in its absolute discretion, decline to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve or on which our Company has a lien. It may also decline to register a transfer of any share issued under any share option scheme upon which a restriction on transfer subsists or a transfer of any share to more than four joint holders. Our Board may decline to recognize any instrument of transfer unless a certain fee, up to such maximum sum as the stock exchange may determine to be payable, is paid to our Company, the instrument of transfer is properly stamped (if applicable), is in respect of only one class of share and is lodged at the relevant registration office or the place at which the principal register is located accompanied by the relevant share certificate(s) and such other evidence as our Board may reasonably require is provided to show the right of the transferor to make the transfer (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do). The register of members may, subject to the Nasdaq Listing Rules, be closed at such time or for such period not exceeding in the whole 30 days in each year as our Board may determine (or such longer period as the members of our Company may by ordinary resolution determine, provided that such period shall not be extended beyond 60 days in any year). Fully paid shares shall be free from any restriction on transfer (except when permitted by the stock exchange) and shall also be free from all liens.

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Winding Up; Liquidation. A resolution that our Company be wound up by the court or be wound up voluntarily shall be a special resolution. Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares:

(a) if our Company is wound up and the assets available for distribution among the members of the Company are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, then the excess shall be distributed pari passu among such members in proportion to the amount paid up on the shares held by them respectively; and

(b) if our Company is wound up and the assets available for distribution among the members as such are insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up on the shares held by them, respectively.

If our Company is wound up (whether the liquidation is voluntary or compelled by the court), the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Act, divide among the members in specie or kind the whole or any part of the assets of our Company, whether the assets consist of property of one kind or different kinds, and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be so divided and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator thinks fit, provided that no member shall be compelled to accept any shares or other property upon which there is a liability.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our Board may, from time to time, make such calls as it thinks fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment of such shares made payable at fixed times. A call may be made payable either in one sum or by instalments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 20 per cent per annum as our Board shall fix from the day appointed for payment to the time of actual payment, but the Board may waive payment of such interest wholly or in part. Our Board may, if it thinks fit, receive from any member willing to advance the same, either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced our Company may pay interest at such rate (if any) not exceeding 20 per cent per annum as our Board may decide. If a member fails to pay any call or instalment of a call on the day appointed for payment, our Board may, for so long as any part of the call or instalment remains unpaid, serve not less than 14 days’ notice on the member requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment. The notice shall name a further day (not earlier than the expiration of 14 days from the date of the notice) on or before which the payment required by the notice is to be made, and shall also name the place where payment is to be made. The notice shall also state that, in the event of non-payment at or before the appointed time, the shares in respect of which the call was made will be liable to be forfeited. If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of our Board to that effect. Such forfeiture will include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture. A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, nevertheless, remain liable to pay to our Company all monies which, as at the date of forfeiture, were payable by him to our Company in respect of the shares together with (if our Board shall in its discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding 20 per cent per annum as our Board may prescribe.

Redemption of Ordinary Shares. The Companies Act and our Memorandum and Articles permit us to purchase our own shares. In accordance with our Articles, provided the necessary shareholders or board approval have been obtained and requirements under the Companies Act have been satisfied, we may issue shares on terms that are subject to redemption at our option on such terms and in such manner as may be determined by our Board of Directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Inspection of Books and Records. Holders of our Ordinary Shares have no general right under our Articles to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our Memorandum and Articles authorize our Board of Directors to issue additional Ordinary Shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

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Anti-Takeover Provisions. Some provisions of our Memorandum and Articles may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable. Our authorized, but unissued Ordinary Shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Ordinary Shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may not issue negotiable or bearer shares, but may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Nomination and Removal of Directors and Filling Vacancies on Board. Nomination and removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association. At any time or from time to time, the Board shall have the power to appoint any person as a Director either to fill a casual vacancy on the Board or as an additional Director to the existing Board subject to any maximum number of Directors, if any, as may be determined by the members in general meeting.

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A Director is not required to hold any shares in the company by way of qualification.

A Director may be removed by an ordinary resolution of the company before the expiration of his term of office (but without prejudice to any claim which such Director may have for damages for any breach of any contract between him and the company) and the company may by ordinary resolution appoint another in his place.

The office of a Director shall be vacated if he:

(i)	resigns;

(ii)	dies;

(iii)	is declared to be of unsound mind and the Board resolves that his office be vacated;

(ix)	becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally;

(x)	without special leave, is absent from meetings of the Board for ☑ consecutive meetings, and the Board resolves that his office is vacated;

(xi)	has been required by the designated stock exchange to cease to be a Director; or

(xii)	is removed from office by the requisite majority of the Directors or otherwise pursuant to the Articles.

From time to time the Board may appoint one or more of its body to be managing director, joint managing director or deputy managing director or to hold any other employment or executive office with the company for such period and upon such terms as the Board may determine, and the Board may revoke or terminate any of such appointments. The Board may also delegate any of its powers to committees consisting of such Director(s) or other person(s) as the Board thinks fit, and from time to time it may also revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed upon it by the Board.

At each annual general meeting, one-third (1/3) of the Directors for the time being shall retire from office by rotation. However, if the number of Directors is not a multiple of three, then the number nearest to but not less than one-third shall be the number of retiring Directors. The Directors to retire in each year shall be those who have been in office longest since their last re-election or appointment but, as between persons who became or were last re-elected Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. No person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected has been lodged at the head office or at the registration office of the company. The period for lodgment of such notices shall commence no earlier than the day after despatch of the notice of the relevant meeting and end no later than seven days before the date of such meeting and the minimum length of the period during which such notices may be lodged must be at least seven (7) days.

Shareholder Proposals. Extraordinary general meetings shall be convened on the requisition of one or more members holding, as at the date of deposit of the requisition, not less than one-tenth of the paid up capital of the company having the right of voting at general meetings. Such requisition shall be made in writing to the board or the secretary of the company for the purpose of requiring an extraordinary general meeting to be called by the board for the transaction of any business specified in such requisition. Such meeting shall be held within two months after the deposit of such requisition. If within 21 days of such deposit, the board fails to proceed to convene such meeting, the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the board shall be reimbursed to the requisitionist(s) by the company.

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Approval of Corporate Matters by Written Consent. A special resolution of the company must be passed by a majority of not less than two-thirds of the votes cast by such members as, being entitled so to do, vote in person or by proxy or, in the case of members which are corporations, by their duly authorized representatives or by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given.

Under the Companies Act, a copy of any special resolution must be forwarded to the Registrar of Companies in the Cayman Islands within 15 days of being passed.

An ordinary resolution, by contrast, is a resolution passed by a simple majority of the votes of such members of the company as, being entitled to do so, vote in person or, in the case of members which are corporations, by their duly authorized representatives or by proxy at a general meeting of which notice has been duly given.

A resolution in writing signed by or on behalf of all members shall be treated as an ordinary resolution duly passed at a general meeting of the company duly convened and held, and where relevant as a special resolution so passed.

Anti-Money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the Directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”) or any other applicable law. Depending on the circumstances of each application, a detailed verification of identity might not be required where:

(a)	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

(b)	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

(c)	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any payment to a shareholder if our Directors or officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

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If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority (“FRA”) of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which the company collects, processes and maintains personal data about investors of our Company pursuant to the Data Protection Act (Revised), of the Cayman Islands, as amended from time to time and any regulations, codes of practice or orders promulgated pursuant thereto (“DPA”).

Our Company is committed to processing personal data in accordance with the DPA. In its use of personal data, our Company will be characterized under the DPA as a ‘data controller’, whilst certain of our Company’s service providers, affiliates and delegates may act as ‘data processors’ under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to the company.

This privacy notice puts our shareholders on notice that, by virtue of making an investment in our Company, our Company and certain of our Company’s service providers may collect, record, store, transfer and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for our Company to perform a contract to which you are a party or for taking pre-contractual steps at your request (b) where the processing is necessary for compliance with any legal, tax or regulatory obligation to which the company is subject or (c) where the processing is for the purposes of legitimate interests pursued by the company or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our Company’s service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion and financial crime or compliance with a court order).

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

Our Company will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should inform such individuals of the content.

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You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our Company’s obligation in this respect) (b) the right to obtain a copy of your personal data (c) the right to require us to stop direct marketing (d) the right to have inaccurate or incomplete personal data corrected (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial) (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer or wish to transfer your personal data, general measures we take to ensure the security of personal data and any information available to us as to the source of your personal data (h) the right to complain to the Office of the Ombudsman of the Cayman Islands and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our Company’s responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

Transfer Agent and Registrar

The transfer agent and branch registrar for our Shares, which will maintain our branch register located in the United States, is VStock Transfer, LLC. Its address is 18 Lafayette Place, Woodmere, New York 11598 .

Comparison of Shareholder Rights

We are incorporated under the laws of the Cayman Islands. The following discussion summarizes material differences between the rights of holders of our Shares (assuming we have been converted into a public company and the consummation of the Offering) and the rights of holders of the common stock of a typical corporation incorporated under the laws of the state of Delaware which result from differences in governing documents and the laws of the Cayman Islands and Delaware.

This discussion does not purport to be a complete or comprehensive statement of the rights of holders of our Shares under applicable law in the Cayman Islands and our memorandum and articles of association or the rights of holders of the common stock of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

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	Delaware	Cayman Islands

Title of Organizational Documents	Certificate of Incorporation and Bylaws	Certificate of Incorporation and Memorandum and Articles of Association
Duties of Directors	Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors owe fiduciary duties of care and loyalty to the corporation and its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in all of their responsibilities, including overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty requires that a director act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the shareholders and the corporation.

As a matter of Cayman Islands law, directors of Cayman Islands companies owe fiduciary duties to their respective companies to, amongst other things, act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. Core duties are:

● a duty to act in good faith in what the directors bona fide consider to be the best interests of the company (and in this regard, it should be noted that the duty is owed to the company and not to associate companies, subsidiaries or holding companies);

● a duty not to personally profit from opportunities that arise from the office of director;

● a duty of trusteeship of the company’s assets;

● a duty not to put himself in a position where the structures of a company conflict of his or her personal interest on his or her duty to a third party to avoid conflicts of interest; and

● a duty to exercise powers for the purpose for which such powers were conferred.

A director of a Cayman Islands company also owes the company a duty to act with skill, care and diligence. A director need not exhibit in the performance of his or her duties a greater degree of skill than may be reasonably expected from a person of his or her knowledge and experience. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.
Limitations on Personal Liability of Directors	Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director. Such a provision cannot eliminate or limit liability for breach of the fiduciary duty of loyalty, bad faith, intentional misconduct, a knowing violation of law, a transaction from which the director derived an improper personal benefit, an unlawful payment of dividends or an unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.	The Companies Act does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers. However, as a matter of public policy, Cayman Islands law will not allow the limitation of a director’s liability to the extent that the liability is a consequence of the director committing a crime or of the director’s own fraud, dishonesty or willful default.

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	Delaware	Cayman Islands

Indemnification of Directors, Officers, Agents, and Others	A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party to a proceeding (other than a derivative proceeding), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all reasonably incurred expenses, judgments and amounts paid in settlement so long as the person acted in good faith and in a manner the person believed to be in, or not opposed to, the best interests of the corporation, and if with respect to a criminal proceeding, the person had no reasonable cause to believe that his or her conduct would be unlawful.	The Cayman Islands laws do not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, save to the extent any such provision may be held by the court to be contrary to public policy, for example, where a provision purports to provide indemnification against the consequences of committing a crime.
A corporation has the power to indemnify a director, officer, employee or agent in connection with the defense or settlement of a derivative action against expenses reasonable and actually incurred provided such person acted in good faith and in a manner he or she reasonably believe to be in, or not opposed to, the corporation’s best interest and if such person has been adjudged liable only if a court determines that the person is fairly and reasonably entitled to indemnification. To the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any proceeding, such person shall be indemnified against expenses actually and reasonably incurred.

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Interested Directors

Under Delaware law, a transaction between a corporation and a director or with another organization in which a director has a financial interest shall not be void or voidable solely for that reason, solely because the director participates in the meeting at which the board authorizes the transaction, or solely because any such director’s votes are counted for such purpose, if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Interested director transactions are governed by the terms of a company’s memorandum and articles of association. With the exception of the office of auditor of the Company, a Director may hold any other office or place of profit with the Company in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration for that other office or place of profit, in whatever form, in addition to any remuneration provided for by or pursuant to any other Articles. A Director may be or become a director, officer or member of any other company in which the Company may be interested, and shall not be liable to account to the Company or the members for any remuneration or other benefits received by him as a director, officer or member of such other company. The Board may also cause the voting power conferred by the shares in any other company held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise in favor of any resolution appointing the Directors or any of them to be directors or officers of such other company.

No Director or intended Director shall be disqualified by his office from contracting with the Company, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason only of such Director holding that office or the fiduciary relationship established by it. A Director who is, in any way, materially interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the earliest meeting of the Board at which he may practically do so.

There is no power to freeze or otherwise impair any of the rights attaching to any share by reason that the person or persons who are interested directly or indirectly in that share have failed to disclose their interests to the Company. A Director shall not vote or be counted in the quorum on any resolution of the Board in respect of any contract or arrangement or proposal in which he or any of his close associate(s) has/have a material interest, and if he shall do so his vote shall not be counted nor shall he be counted in the quorum for that resolution, but this prohibition shall not apply to any of the following matters:

(i) the giving of any security or indemnity to the Director or his close associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his close associate(s) has/have himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any proposal concerning an offer of shares, debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his close associate(s) is/are or is/are to be interested as a participant in the underwriting or sub- underwriting of the offer;

(iv) any proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries, including the adoption, modification or operation of either: (i) any employees’ share scheme or any share incentive or share option scheme under which the Director or his close associate(s) may benefit; or (ii) any of a pension fund or retirement, death or disability benefits scheme which relates to Directors, their close associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director or his close associate(s) any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(v) any contract or arrangement in which the Director or his close associate(s) is/are interested in the same manner as other holders of shares, debentures or other securities of the Company by virtue only of his/their interest in those shares, debentures or other securities.

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	Delaware	Cayman Islands

Voting Requirements

Delaware’s default rule is that the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter is needed for corporate action (other than the election of directors). Certain actions, such as charter amendments, most mergers, dissolution and sales of all or substantially all of the corporation’s assets, require the affirmative vote of the majority of the outstanding voting power of the shares of the corporation entitled to vote. The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders unless the corporation’s board of directors approves the business combination or the transaction that resulted in the shareholder becoming an interested shareholder prior to the time the shareholder became an interested shareholder or another exemption applies.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up of the company.

The Companies Act requires that a special resolution be passed by a super majority of at least two-thirds or such higher percentage as set forth in the memorandum and articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting.

The Companies Act defines “special resolutions” only. A company’s memorandum and articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions.

Voting for Directors	Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.	Directors are appointed in accordance with the terms of the memorandum and articles of association of the company.
Cumulative Voting	There is no cumulative voting for the election of directors unless the corporation’s certificate of incorporation provides for cumulative voting.	No cumulative voting for the election of directors unless so provided in the memorandum and articles of association.
Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal the corporation’s bylaws. The shareholders of the corporation possess the inherent right to adopt, amend or repeal the bylaws.	Certain provisions of the memorandum and articles of association may only be amended by a special resolution of the shareholders. For example, by special resolutions of the company may alter the memorandum with respect to any objects, powers or other matters specified in it.
Mergers and Similar Arrangements	Under Delaware law, with certain exceptions, a merger, consolidation, or sale of all or substantially all of the assets of a corporation must be approved by the board of directors and by a majority of the outstanding voting power of the shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain mergers are entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value (as determined by the Delaware Court of Chancery) of the shares held by such shareholder in lieu of the consideration such shareholder would otherwise receive in the transaction.

The Companies Act provides for the merger or consolidation of two or more companies into a single entity. The legislation makes a distinction between a “consolidation” and a “merger.” In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken by the Registrar of Companies. In a merger, one company remains as the surviving entity, having in effect absorbed the other merging parties that are then stricken and cease to exist.

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Delaware	Cayman Islands

Delaware law also provides that a parent entity, by resolution of its board of directors, may merge with any subsidiary corporation, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights unless the subsidiary is wholly owned.

Two or more Cayman-registered companies may merge or consolidate. Cayman-registered companies may also merge or consolidate with foreign companies provided that the laws of the foreign jurisdiction permit such merger or consolidation.

Under the Companies Act, a plan of merger or consolidation shall be authorized by each constituent company by way of (i) a special resolution of the members of each such constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company’s memorandum and articles of association.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the votes are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent seventy-five percent (75%) in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

● the statutory provisions as to the required majority vote have been met;

● the shareholders have been fairly represented at the meeting in question;

● the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

● the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority”.

When a takeover offer is made and accepted by holders of not less than 90.0% of the shares affected within four (4) months, the offeror may, within a two (2) month period commencing on the expiration of such four (4) month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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	Delaware	Cayman Islands

Shareholder Suits	Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action but such discretion is rarely used. Generally, Delaware follows the American rule under which each party bears its own costs.

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

● a company acts or proposes to act illegally or ultra vires;

● the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

● those who control the company are perpetrating a “fraud on the minority

Inspection of Corporate Records	Under Delaware law, shareholders of a corporation, upon written demand under oath stating the purpose thereof, have the right during normal business hours to inspect for any proper purpose, and to make copies and extracts of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Shareholders of a Cayman Islands exempted company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records (other than copies of our memorandum and articles, the register of mortgages or charges, and any special resolutions passed by our shareholders) of the company. However, these rights may be provided in the company’s memorandum and articles of association. The Registrar of Companies shall make available the list of the names of the current directors of the Company (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person.
Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.	The Companies Act does not have provisions governing the proceedings of shareholders meetings which are usually provided in the memorandum and articles of association.

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SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this Offering, we will have [   ] Shares outstanding (or [   ] Shares if the underwriters’ overallotment option is exercised in full). All of the Shares sold in this Offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Prior to this Offering, there has been no public market for our Shares, and while we plan to apply to list our Shares on Nasdaq, we cannot assure you that a regular trading market for our Shares will develop or be sustained after this Offering. Future sales of substantial amounts of Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Shares. Further, since a large number of our Shares will not be available for sale shortly after this Offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Lock-Up Agreements

The Company and our Executive Officers and Directors have agreed, subject to some exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our Shares, or any securities convertible into or exchangeable or exercisable for our Shares, for a period of 180 days after the effective date of the registration statement of which this prospectus forms a part. After the expiration of the 180-day period, the Shares held by the Company and our Directors and Executive Officers may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings. See the section titled “Underwriting” included elsewhere in this prospectus.

Rule 144

All of our Ordinary Shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, persons who have beneficially owned restricted Ordinary Shares for at least six (6) months, and any affiliate of the company who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three (3) months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

●	the restricted securities have been held for at least six (6) months, including the holding period of any prior owner other than one of our affiliates;

●	we have been subject to the Exchange Act periodic reporting requirements for at least ninety (90) days before the sale; and

●	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three (3) months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three (3) months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three (3) month period only that number of securities that does not exceed the greater of either of the following:

●	1% of the then outstanding Ordinary Shares of the same class, which will equal approximately [ ] ordinary shares immediately after this offering assuming the over-allotment option is not exercised and approximately [ ] Ordinary Shares assuming the over-allotment option is exercised in full; or

●	the average weekly trading volume of our Ordinary Shares in the form of Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three (3) months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six (6) month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

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EXCHANGE CONTROLS AND LIMITATIONS AFFECTING SHAREHOLDERS

Singapore

There are no Singapore government laws, decrees, regulations or other legislation that may affect the import or export of capital, including the availability of cash and cash equivalents for use by our Group, and the remittance of dividends, interest or other payments to non-resident holders of our Company’s securities.

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TAXATION

The following are material Cayman Islands tax, Singapore tax and U.S. federal income tax considerations relevant to an investment in our Shares. This discussion does not address all of the tax consequences relating to an investment in the Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, Singapore and the United. Potential investors should consult their own tax advisers regarding the overall tax consequences arising in an investor’s particular situation under U.S. federal, state, local or foreign law of the ownership or disposal of the Ordinary Shares

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of the dividends and capital in respect of our Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Shares, nor will gains derived from the disposal of our Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Shares or on an instrument of transfer in respect of our Shares, so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands.

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Certain Singapore Tax Considerations

Dividend Distributions

All Singapore-tax resident companies are currently under the one-tier corporate tax system, or one-tier system.

Under the one-tier system, the income tax paid by a tax resident company is a final tax and its distributable profits can be distributed to shareholders as tax exempt (one-tier) dividends. Such dividends are tax exempt in the hands of a shareholder, regardless of the tax residence status, shareholding level or legal form of the shareholder.

Accordingly, dividends received in respect of the ordinary shares by either a resident or non-resident of Singapore are not subject to Singapore income tax (whether by withholding or otherwise), on the basis that we are a tax resident of Singapore and under the one-tier system.

Foreign shareholders are advised to consult their own tax advisers to take into account the tax laws of their respective countries of residence and the existence of any agreement for the avoidance of double taxation which their country of residence may have with Singapore.

Corporate Income Tax

A Singapore tax resident corporate taxpayer is subject to Singapore income tax on:

●	income accrued in or derived from Singapore; and
●	foreign sourced income received or deemed received in Singapore, unless otherwise exempted.

Foreign-sourced income is deemed to be received in Singapore when it is:

(a)	remitted to, transmitted or brought into Singapore;
(b)	used to pay off any debt incurred in respect of a trade or business carried on in Singapore; or
(c)	used to purchase any movable property brought into Singapore.

Foreign income in the form of branch profits, dividends and service fee income (“specified foreign income”) received or deemed received in Singapore by a Singapore tax resident corporate taxpayer are exempted from Singapore tax provided that the following qualifying conditions are met:

(a)	such income is subject to tax of a similar character to income tax (by whatever name called) under the law of the territory from which such income is received;
(b)	at the time such income is received in Singapore by the person resident in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which such income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is at least 15.0%; and
(c)	the Comptroller of Income Tax (“the Comptroller”) is satisfied that the tax exemption would be beneficial to the person resident in Singapore who is receiving or deemed to be receiving the specified foreign income.

A non-Singapore tax resident corporate taxpayer, subject to certain exceptions, is subject to Singapore income tax on income accrued in or derived from Singapore, and on foreign income received or deemed received in Singapore.

A company is regarded as tax resident in Singapore if the control and management of the company’s business is exercised in Singapore. Control and management is defined as the making of decisions on strategic matters, such as those concerning the company’s policy and strategy. Generally, the location of the company’s board of directors meetings where strategic decisions are made determines where the control and management is exercised. However, under certain scenarios, holding board meetings in Singapore may not be sufficient and other factors will be considered to determine if the control and management of the business is indeed exercised in Singapore.

The prevailing corporate tax rate in Singapore is 17.0%.

With effect from year of assessment 2020, the partial tax exemption scheme will be limited to the first S$200,000 (instead of S$300,000 previously) of the normal chargeable income – 75.0% of the first S$10,000 and 50.0% of the next S$190,000. The remaining chargeable income that exceeds S$200,000 will be fully taxable at the prevailing corporate tax rate.

Capital Gains

Any gains considered to be in the nature of capital made from the sale of the Shares will not be taxable in Singapore to the extent that they do not fall within the ambit of the new Section 10L of the ITA, which will come into effect on 1 January 2024. However, any gains derived by any person from the sale of the Shares which are gains from any trade, business, profession or vocation carried on by that person, if accruing in or derived from Singapore, may be taxable as such gains are considered revenue in nature.

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Under Section 10L of the Income Tax Act 1947, gains received in Singapore by an entity of a relevant group from the sale or disposal of any movable or immovable property outside Singapore will be treated as income chargeable to tax under Section 10(1)(g) of the ITA under certain circumstances. The foreign-sourced disposal gains will be subject to tax if the entity does not have adequate economic substance in Singapore and the sale or disposal of the foreign asset occurs on or after 1 January 2024. An entity is a member of a group of entities if its assets, liabilities, income, expenses and cash flows are (a) included in the consolidated financial statements of the parent entity of the group; or (b) excluded from the consolidated financial statements of the parent entity of the group solely on size or materiality grounds or on the grounds that the entity is held for sale. A group is a relevant group if (a) the entities of the group are not all incorporated, registered or established in Singapore; or (b) any entity of the group has a place of business outside Singapore.

Investors are advised to consult their own tax advisors on the applicable tax treatment if they received gains in Singapore from the disposal of the Shares.

Holders of the Shares who apply or who are required to apply Financial Reporting Standard (“FRS”) 39, FRS 109 or Singapore Financial Reporting Standard (International) 9 (“SFRS(I) 9”) (as the case may be), for Singapore income tax purposes may be required to recognize gains or losses (not being gains or losses in the nature of capital) on the Shares, irrespective of disposal, in accordance with FRS 39 or FRS 109 or SFRS(I) 9 (as the case may be).

Material United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Shares. This summary applies only to U.S. Holders that hold our Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;
●	underwriters;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	grantor trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	governments or agencies or instrumentalities thereof;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons liable for alternative minimum tax;
●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;
●	persons whose functional currency is not the U.S. dollar;
●	passive foreign investment companies;
●	controlled foreign corporations;
●	the Company’s officers or directors;
●	holders who are not U.S. Holders;
●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Shares through such entities.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Shares and their partners are urged to consult their tax advisors regarding an investment in our Shares.

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Persons considering an investment in our Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends and Other Distributions on Our Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that our Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, Shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Shares are expected to be.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S.Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Our Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Shares. Any capital gain or loss will be long term if the Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Shares), and (ii) any gain realized on the sale or other disposition of Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Shares held at the end of the taxable year over the adjusted tax basis of such Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Shares over the fair market value of such Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual IRS Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, dividend payments with respect to our Shares and proceeds from the sale, exchange or redemption of our Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

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UNDERWRITING

In connection with this Offering, we will enter into an underwriting agreement with Network 1 Financial Securities, Inc., as representative of the underwriters (the “Representative”), in this Offering. The Representative may retain other brokers or dealers to act as sub-agents or selected dealers on their behalf in connection with this Offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. The underwriters have agreed to purchase from us the number of Ordinary Shares set forth opposite its name below, at the offering price less the underwriting discounts set forth on the cover page of this prospectus:

Name of Underwriters	Number of Ordinary Shares
Network 1 Financial Securities, Inc.
[ ]
[ ]
Total

The underwriters are committed to purchase all the Ordinary Shares offered by this prospectus if they purchase any Ordinary Shares. The underwriters are not obligated to purchase the Ordinary Shares covered by the underwriters’ over-allotment option to purchase Ordinary Shares as described below. The underwriters are offering the Ordinary Shares, subject to prior sale, when, as, and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

Pricing of this Offering

Prior to this Offering, there has been no public market for our Ordinary Shares. The Offer Price for our Ordinary Shares will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be the general prevailing market and economic conditions, our financial information; estimates of our business potential and earning prospects, and other factors deemed relevant by the Company and the underwriters. The Offer Price of our Ordinary Shares in this Offering does not necessarily bear any direct relationship to the assets, operations, book value, or other established criteria of value of our Company.

Over-Allotment Option

We have granted to the underwriters a 45-day option to purchase up to an aggregate of [   ] additional Ordinary Shares (equal to 15% of the number of Ordinary Shares sold in the Offering) at the Offer Price per Share less underwriting discounts and commissions. The underwriters may exercise this option for 45 days from the date of the closing of this Offering solely to cover sales of Ordinary Shares by the underwriters in excess of the total number of Ordinary Shares set forth in the table above. If any of the additional Ordinary Shares are purchased, the underwriters will offer the additional Ordinary Shares at $[  ] per Share, the Offer Price of each Share.

Discounts and Expenses

The underwriting discounts for the Ordinary Shares and the over-allotment shares are equal to 7.5% of the Offer Price.

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The following table shows the price per Share and total Offer Price, underwriting discounts, and proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the over-allotment option.

Total
	Per Share	No Exercise of Over-allotment Option	Full Exercise of Over-allotment Option
Public offering price	$	$	$
Underwriting discounts to be paid by us	$	$	$
Proceeds to us, before expenses	$	$	$

We have agreed to pay to the underwriters, by deduction from the gross proceeds of the Offering contemplated herein, a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by us from the sale of the Ordinary Shares in this Offering.

We have agreed to pay expenses relating to the Offering, including: (i) our legal and accounting fees and disbursements; (ii) the costs of preparing, printing, mailing, and delivering the registration statement, the preliminary and final prospectus contained therein and amendments thereto, post-effective amendments and supplements thereto, the underwriting agreement and related documents (all in such quantities as the Representative may reasonably require); (iii) the costs of preparing and printing stock certificates and warrant certificates; (iv) the costs of any “due diligence” meetings; (v) all reasonable and documented fees and expenses for conducting a net road show presentation; (vi) all filing fees (including SEC filing fees) and communication expenses relating to the registration of the shares to be sold in the Offering. DTC fee, executive background check fee, and FINRA filing fees; (vii) the reasonable and documented fees and disbursements of the Representative’s counsel up to $100,000; (viii) background checks of the Company’s officers and directors up to $15,000; (ix) preparation of bound volumes and mementos in such quantities as the Representative may reasonably request up to $2,500; (x) transfer taxes, if any, payable upon the transfer of securities from us to the Representative; and (xi) the fees and expenses of the transfer agent, clearing firm, and registrar for the Ordinary Shares; provided that the actual accountable expenses of the Representative shall not exceed $175,000 (the “Accountable Expense Allowance”). We are required to supply the Representative and its counsel, at our cost, with a reasonable number of bound volumes of the Offering materials within a reasonable time after the closing of this Offering as well as commemorative tombstones.

We paid an expense deposit of $75,000 to the Representative, upon the execution of a letter of intent between us and the Representative, as an advance to be applied towards the Accountable Expense Allowance. Upon the public filing of this registration statement, we will pay $40,000 to the Representative, which shall be applied to the Accountable Expense Allowance. Upon the closing of this Offering, we will pay an additional $60,000 to the Representative, which shall be applied to the remaining outstanding Accountable Expense Allowance. Any expense deposits will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that the total expenses of the Offering payable by us, excluding the underwriting discounts and non-accountable expense allowance, will be approximately $[  ].

Underwriter’s Warrants

We have agreed to issue warrants to the Representative or its designated affiliates (the “Underwriter’s Warrants”) to purchase a number of Ordinary Shares equal to ten percent (10%) of the total number of Ordinary Shares sold in this Offering, including Ordinary Shares issued upon exercise of the underwriters’ over-allotment option. Such Underwriter’s Warrants shall have an exercise price equal to 140% of the Offer Price of the Ordinary Shares sold in this Offering. The Underwriter’s Warrants are exercisable for a period of five (5) years following the date of commencement of sales of the Offering, in whole or in part. The Ordinary Shares underlying the Underwriter’s Warrants have resale registration rights, including one demand at our expense and one demand at the holders’ expense, and unlimited “piggy-back” rights at our expense for a period of five (5) years from the effective date of the registration statement of which this prospectus forms a part. In compliance with FINRA Rule 5110(g)(8), such registration rights are limited to demand and “piggy back” rights for a period of five (5) years from the effective date of the registration statement of which this prospectus forms a part, and such demand rights may be exercised on only one occasion. The Underwriter’s Warrants also provide for adjustment in the number and price of such warrants and the Ordinary Shares underlying such warrants in the event of recapitalization, merger or other structural transaction to prevent dilution.

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The Underwriter Warrants and the underlying Ordinary Shares are deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the commencement of sales of this Offering. Pursuant to FINRA 5110(e)(1), these securities may not be sold, transferred, assigned, pledged or hypothecated, nor may they be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the commencement of sales of this Offering except to any underwriter and selected dealer participating in the Offering and their officers or partners, registered persons of affiliates or as otherwise permitted under FINRA Rule 5110(e)(2).

Right of First Refusal

We have granted the Representative a right of first refusal, for a period of twelve (12) months from the closing of the Offering, to co-manage any future public underwriting or private placement of debt or equity securities, (excluding (i) shares issued under any compensation or stock option plan approved by the Company’s shareholders, (ii) shares issued as consideration of an acquisition or as part of a strategic partnership or transaction and (iii) conventional banking arrangements and commercial debt financing), during such twelve (12) month period, of the Company, or any successor to or any current or future subsidiary of the Company, with the Representative receiving the right to underwrite or place a number of the securities to be sold therein having an aggregate purchase price therein equal to a minimum of the aggregate purchase price of the Ordinary Shares sold in this Offering (excluding Ordinary Shares issued upon exercise of underwriters’ over-allotment option). If the Representative fails to accept in writing any such proposal within ten (10) days after receipt of a written notice from us containing such proposal, the Representative will have no claim or right with respect to any such sale contained in any such notice. If, thereafter, such proposal is modified in any material respect, the Company will adopt the same procedure as with respect to the original proposed public of private sale, and the Representative shall have the right of first refusal with respect to such revised proposal as set forth above. In accordance with FINRA Rule 5110(g)(6)(A), such right of first refusal shall not have a duration of more than three years from the commencement of sales of this Offering.

Lock-up Agreements

The Company, on behalf of itself and any successor entity, agrees that, without the prior written consent of the Representative, it will not, for a period of 180 days after the effective date of the registration statement of which this prospectus forms a part, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any notion or contract to sell, grant any option, right or warrant to purchase, lead, or otherwise transfer or dispose of directly or indirectly, any share of capital share of the Company or any securities convertible into or exercisable or exchangeable for shares of capital share of the Company; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital share of the Company of any securities convertible into or exercisable or exchangeable for shares of capital shares of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital share of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of capital shares of the Company or such other securities, in such or otherwise.

Our Directors and executive officers have agreed, subject to limited exceptions set forth below, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company (the “Lock-Up Securities”), that transfers, in whole or in part, any of the economic consequences of ownership of our Shares or such other securities for a period of 180 days after the effective date of the registration statement of which this prospectus forms a part, without the prior written consent of the Representative.

Notwithstanding the foregoing to the contrary and subject to the conditions below, a holder may transfer Lock-Up Securities without the prior written consent of the Representative in connection with (a) transactions relating to Lock-Up Securities acquired in open market transactions after the completion of the Offering; provided that no filing under Section 16(a) of the Exchange Act, shall be required or shall be voluntarily made in connection with subsequent sales of Lock-Up Securities acquired in such open market transactions; (b) transfers of Lock-Up Securities (i) as a bona fide gift, (ii) by will or intestacy, (iii) by operation of law, such as pursuant to a qualified domestic order or as required by a divorce settlement, (iii) to a trust for the benefit of such stockholder or a family member of such stockholder(for purposes hereof, “family member” means any relationship by blood, marriage or adoption, not more remote than first cousin); (c) transfers of Lock-Up Securities to a charity or educational institution; or (d) if the holder, directly or indirectly, controls a corporation, partnership, limited liability company or other business entity, any transfers of Lock-Up Securities to any shareholder, partner or member of, or owner of similar equity interests in, the undersigned, as the case may be; provided that in the case of any transfer pursuant to the foregoing clauses (b), (c) or (d), (i) any such transfer shall not involve a disposition for value, (ii) each transferee shall sign and deliver to the Representative a lock-up agreement substantially in the form of this lock-up agreement and (ii) no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made.

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No Sales of Similar Securities

We have agreed not to offer; pledge; announce the intention to sell; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Shares, whether any such transaction is to be settled by delivery of Shares or such other securities, in cash or otherwise, without the prior written consent of the Representative, for a period of 180 days from the effective date of the registration statement of which this prospectus forms a part.

Foreign Regulatory Restrictions on Purchase of our Ordinary Shares

We have not taken any action to permit a public offering of our Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this Offering of our Ordinary Shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the underwriter and their affiliates against liabilities relating to the Offering arising under the Securities Act and the Exchange Act and to contribute to payments that the underwriters may be required to make for these liabilities.

Application for Nasdaq Listing

We intend to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[   ].” We will not consummate this Offering without a listing approval letter from the Nasdaq Capital Market.

Electronic Offer, Sale and Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters or selling group members, if any, or by their affiliates, and the underwriters may distribute prospectus electronically. The underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to their online brokerage account holders. The Ordinary Shares to be sold pursuant to Internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and it should not be relied upon by investors.

In connection with this Offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Ordinary Shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

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Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect to such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Ordinary Shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain, or otherwise affect the price of our Ordinary Shares. The underwriters may engage in over-allotment sales, syndicate-covering transactions, stabilizing transactions, and penalty bids in accordance with Regulation M.

●	Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our Ordinary Shares while this Offering is in progress.

●	Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our Ordinary Shares than they purchase from us in this Offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate-covering transactions. There is no contractual limit on the size of any syndicate-covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of Ordinary Shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement of which this prospectus forms a part.

●	Syndicate-covering transactions are bids for or purchases of our Ordinary Shares on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional Ordinary Shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount. The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing Ordinary Shares in the open market. In making this determination, the underwriters will consider, among other things, the price of Ordinary Shares available for purchase in the open market as compared to the price at which they may purchase Ordinary Shares through the over-allotment option. Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Ordinary Shares in the open market that could adversely affect investors who purchased in this Offering.

●	A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the Ordinary Shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

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Stabilization, syndicate-covering transactions, and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or delaying a decline in the market price of our Ordinary Shares. As a result, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our Ordinary Shares. These transactions may occur on Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Offers Outside of the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other Offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act; (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above; and (iii) the offeree must be sent a notice stating in substance that, by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this Offering.

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China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (“PRC”) (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

In relation to each Member State of the European Economic Area that has implemented the Prospectus Regulation (each, a “Relevant Member State”), an offer to the public of our securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase our securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

This European Economic Area selling restriction is in addition to any other applicable selling restrictions set out below.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des Marchés Financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation; and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2 and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

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Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations, and this document has not been filed with or approved by any Irish regulatory authority, as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations; and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”); (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder; or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing of the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societ - $$ - Aga e la Borsa, “CONSOB”) pursuant to Italian securities legislation, and, accordingly, no offering material relating to the securities may be distributed in Italy, and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●	to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

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Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971, as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document, and they may not distribute it or the information contained in it to any other person.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, 2001 of Singapore (“SFA”)) under Section 274 of the SFA; (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities or securities-based derivatives contracts of that corporation shall not be transferable within six months after that corporation has acquired the securities or securities-based derivatives contracts under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA, (2) where no consideration is or will be given for the transfer, (3) where the transfer is by operation of law, (4) as specified in Section 276(7) of the SFA, or (5) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

111

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA, (2) where no consideration is or will be given for the transfer, (3) where the transfer is by operation of law, (4) as specified in Section 276(7) of the SFA, or (5) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Malaysia

The securities have not been and may not be approved by the Securities Commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian capital markets and services act of 2007, or CMSA. Accordingly, no securities or offer for subscription or purchase of securities or invitation to subscribe for or purchase securities are being made to any person in or from within Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of schedule 5 of the CMSA and distributed only by a holder of a capital markets services license who carries on the business of dealing in securities and subject to the issuer having lodged this prospectus with the SC within seven days from the date of the distribution of this prospectus in Malaysia. The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document, and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA). This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom, and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

This document does not constitute a public offer of, or an invitation to the public to purchase Ordinary Shares in the Company, whether by way of sale or subscription, in the Cayman Islands. Ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

112

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this Offering, other than underwriting discounts, will be as follows:

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	US$	[*]
FINRA filing fee		[*]
Nasdaq listing fee		[*]
Printing and engraving expenses		[*]
Legal fees and expenses		[*]
Accounting fees and expenses		[*]
Underwriter Expense		[*]
Total		[*]

*To be provided by amendment.

All amounts in the table are estimates except the SEC registration fee, Nasdaq listing fee and FINRA filing fee. We will pay all of the expenses of this Offering.

LEGAL MATTERS

Certain legal matters as to Singapore law will be passed upon for us by Rajah & Tann Singapore LLP, our Singapore counsel, and for the underwriter by [   ]. Certain other legal matters as to United States Federal and New York State law in connection with this Offering will be passed upon for us by Loeb & Loeb LLP, New York, New York. Certain legal matters as to Cayman Islands law in connection with this Offering will be passed upon for us by Harney Westwood & Riegels Singapore LLP. Certain legal matters as to U.S. federal securities law in connection with this Offering will be passed upon for the underwriters by Akerman LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of FAST TRACK GROUP as of February 28, 2023 and February 29, 2024, and for the years then ended, have been audited by Assentsure PAC, Independent Registered Public Accounting Firm, as set forth in their report elsewhere herein. Such consolidated financial statements have been so included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

113

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands, and all of our Directors and Executive Officers are residents outside the United States. In addition, a significant portion of our operations and business is conducted, and a substantial portion of our assets are located, outside the United States.

Although we are incorporated outside the United States, we have agreed to accept service of process in the United States through [Cogency Global Inc., our agent designated for that purpose, located at 122 East 42nd Street, 18th Floor, New York, NY 10168 ]. Nevertheless, since a substantial portion of the assets owned by us are located outside the United States, any judgment obtained in the United States against us may not be collectible within the United States.

An investor may or may not be able to commence an original action against us or our Directors or officers, or any person, before the courts outside the United States to enforce liabilities under United States federal securities laws, depending on the nature of the action.

Cayman Islands

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty;

(e)	was not obtained by fraud; and

(f)	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Singapore

There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore.

In making a determination as to enforceability of a foreign judgment, the Singapore courts need to be satisfied that the foreign judgment was final and conclusive and on the merits of the case, given by a court of law of competent jurisdiction, and was expressed to be for a fixed sum of money. In general, a foreign judgment would be enforceable in Singapore unless procured by fraud, or if the proceedings in which such judgments were obtained were not conducted in accordance with principles of natural justice, or if the enforcement thereof would be contrary to the public policy of Singapore, or if the judgment would conflict with earlier judgments from Singapore or earlier foreign judgments recognized in Singapore, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. Civil liability provisions of the federal and state securities law of the United States permit the award of punitive damages against us, our Directors and officers. The Singapore courts do not allow the enforcement of foreign judgments which amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. It is uncertain as to whether a judgment of the courts of the United States awarding such punitive damages would be regarded by the Singapore courts as being pursuant to foreign, penal, revenue or other public laws. Such determination has yet to be conclusively made by a Singapore court in a reported decision.

114

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form F-1 under the Securities Act, including amendments and relevant exhibits and schedules, covering the Ordinary Shares offered by this prospectus. This prospectus, which constitutes a part of the Registration Statement on Form F-1, does not contain all of the information contained in the registration statement. You should refer to our Registration Statement on Form F-1 and its exhibits and schedules if you would like to find out more about us and about Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since this prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements, and other information about issuers, such as us, who file electronically with the SEC.

You can read our SEC filings, including the Registration Statement on Form F-1, over the Internet at the SEC’s website at http://www.sec.gov. The information on that website is not a part of this prospectus.

115

FAST TRACK GROUP

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Assentsure PAC UEN: 201816648N 180B Bencoolen Street, #03-01 The Bencoolen, Singapore 189648

To:	The Board of Directors and Stockholders of
Fast Track Group

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Fast Track Group and its subsidiaries (collectively the “Company”) as of February 28, 2023, and February 29, 2024, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows in each of the years for the two-year period ended February 29, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2023, and February 29, 2024, and the results of its operations and its cash flows for each of years in the two-year period ended February 29, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Going Concern

The accompanying consolidated financial statements have been prepared under the assumption that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company had working capital deficits of S$1,773,125 and S$787,692 and as of February 28, 2023, and February 29, 2024, respectively. Additionally, the Company incurred a net cash outflow from operating activities of S$9,517 for the year ended February 29, 2024. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also outlined in Note 2. The consolidated financial statements do not include any adjustments that might become necessary if the Company is unable to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

The Company has significant transactions with related parties, which are described in Note 10 to the financial statements. Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis, as the requisite conditions of competitive, free market dealings may not exist.

/s/ Assentsure PAC

We have served as the Company’s auditor since 2024.

Singapore

July 8, 2024

PCAOB ID Number 6783

F-2

FAST TRACK GROUP

CONSOLIDATED BALANCE SHEETS

	As of February 28, 2023	As of February 29, 2024	As of February 29, 2024
	S$	S$	US$
ASSETS
Current assets
Cash and cash equivalents	52,123	3,193	2,373
Accounts receivable, net	-	61,793	45,918
Other current assets	-	7,396	5,496
Total current assets	52,123	72,382	53,787

Non-current assets
Property and equipment, net	-	-	-
Right-of-use assets	653	61,401	45,627
Total non-current assets	653	61,401	45,627

TOTAL ASSETS	52,776	133,783	99,414

LIABILITIES
Current liabilities
Accounts payable	438,700	438,700	325,998
Accruals and other payables	15,719	25,344	18,833
Deferred revenue	-	16,699	12,409
Amount due to director	1,359,994	330,762	245,789
Lease liabilities	653	38,150	28,349
Bank loan	10,182	10,419	7,742
Total current liabilities	1,825,248	860,074	639,120

Non-current liabilities
Lease liabilities	-	23,251	17,278
Bank loan	13,944	3,526	2,620
	13,944	26,777	19,898

TOTAL LIABILITIES	1,839,192	886,851	659,018

COMMITMENTS AND CONTINGENCIES	-	-	-

SHAREHOLDERS’ DEFICIT
Ordinary shares, US$0.001 par value, 50,000,000 shares authorized, 17,500,000 share issued and outstanding as of February 28, 2023 and February 29, 2024	23,550	23,550	17,500
Additional paid in capital	76,450	76,450	56,810
Accumulated losses	(1,886,416)	(853,068)	(633,914)
Total shareholders’ deficit	(1,786,416)	(753,068)	(559,604)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	52,776	133,783	99,414

The accompanying notes are an integral part of these consolidated financial statements.

F-3

FAST TRACK GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the year ended February 28, 2023	For the year ended February 29, 2024	For the year ended February 29, 2024
	S$	S$	US$

Revenue	48,000	1,290,951	959,306
Cost of revenue	(3,861)	(1,025,516)	(762,061)

Gross profit	44,139	265,435	197,245

Operating expenses:
Operating lease expenses	(1,980)	(20,987)	(15,595)
General and administrative expenses	(11,628)	(210,899)	(156,719)
Total operating expenses	(13,608)	(231,886)	(172,314)

Income from operations	30,531	33,549	24,931

Other income	102	1,000,267	743,298

Finance cost:
Interest expense	(723)	(468)	(348)

Income before tax expense	29,910	1,033,348	767,881
Income tax expense	-	-	-
Net income	29,910	1,033,348	767,881

Net income per share attributable to ordinary shareholders
Basic and diluted	-	0.06	0.04

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	17,500,000	17,500,000	17,500,000

The accompanying notes are an integral part of these consolidated financial statements.

F-4

FAST TRACK GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional
	Shares Outstanding	Par value	paid in capital	Accumulated losses	Total
		S$	S$	S$	S$
Balance as of March 1, 2022	17,500,000	23,550	76,450	(1,916,326)	(1,816,326)
Net income	-	-	-	29,910	29,910
Balance as of February 28, 2023	17,500,000	23,550	76,450	(1,886,416)	(1,786,416)
Net income	-	-	-	1,033,348	1,033,348
Balance as of February 29, 2024	17,500,000	23,550	76,450	(853,068)	(753,068)

		US$	US$	US$	US$
Balance as of February 29, 2024		17,500	56,810	(633,914)	(559,604)

The accompanying notes are an integral part of these consolidated financial statements.

F-5

FAST TRACK GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended February 28, 2023	For the year ended February 29, 2024	For the year ended February 29, 2024
	S$	S$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	29,910	1,033,348	767,881
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Waiver of amount due to director	-	(1,000,000)	(743,100)
Provision for expected credit losses accounts	-	97,167	72,205

Change in operating assets and liabilities:
Account receivables	-	(158,960)	(118,123)
Other current assets	77	(7,396)	(5,496)
Accruals and other payables	6,519	9,625	7,152
Deferred revenue		16,699	12,409
Net cash provided by (used in) operating activities	36,506	(9,517)	(7,072)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of borrowings	(9,930)	(10,181)	(7,566)
Net movements in amount due to director	23,326	(29,232)	(21,722)
Net cash provided by (used in) financial activities	13,396	(39,413)	(29,288)
Net change in cash and cash equivalents	49,902	(48,930)	(36,360)
Cash, cash equivalents - beginning of year	2,221	52,123	38,733
Cash, cash equivalents - end of year	52,123	3,193	2,373
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid (refunded) for income tax	-	-	-
Cash paid for interest	723	468	348

The accompanying notes form an integral part of these consolidated financial statements.

F-6

FAST TRACK GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	Organization and business overview

FAST TRACK GROUP is an investment holding company incorporated on May 31, 2024 under the laws of the Cayman Islands. The Company through its subsidiaries involved in regional entertainment-focused event management and marketing company that provides a full range of services including experiential marketing, artiste endorsement and management, movie premiere organizations, grand openings and concerts. The Company and its subsidiaries are collectively referred to as the “Company”.

The Company is headquartered in Singapore.

On July 2, 2024, the Company completed a reorganization under common control of its then existing shareholders, who collectively owned all the equity interests of Fast Track Events Pte. Ltd. prior to the reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities
FAST TRACK GROUP	May 31, 2024	100%	Cayman Island	Investment holding
TCX HOLDINGS LTD	May 31, 2024	100%	British Virgin Islands	Investment holding
Fast Track Events Pte. Ltd.	March 8, 2012	100%	Singapore	Regional entertainment-focused event management and marketing company

2	Summary of significant accounting policies

Basis of presentation

This summary of significant accounting policies is presented to assist in understanding the Company’s consolidated financial statements and have been consistently applied in the preparation of the financial statements The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Consolidation

The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries. Significant inter-company balances, investment and capital, if any, have been eliminated upon consolidation.

Going concern

The accompanying financial statements have been prepared on a going concern basis. As of February 29, 2024, its current liabilities exceeded the current assets by S$787,692 (US$585,333) and the Company had an accumulated deficit of S$753,068 (US$559,604). These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year of the date that the financial statements are issued. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

F-7

FAST TRACK GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s ability to continue as a going concern is dependent upon improving its profitability and the continuing financial support from its major shareholders. Management believes the existing shareholders or external financing, if necessary, will provide additional cash to meet the Company’s obligations as they become due. No assurance can be given that any future financing, if needed, will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, if needed, it may contain undue restrictions on its operations, in the case of debt financing, or cause substantial dilution for its stockholders, in the case of equity financing.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.

Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, expected credit loss of accounts receivable and other current assets. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. The Company maintains all of its bank accounts in Singapore.

Accounts receivable, net

Accounts receivable mainly represent amounts due from customers that meet the revenue recognition criteria. These accounts receivables are recorded net of any allowance for credit losses and specific customer credit allowances. The Company maintains an allowance for estimated credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the receivable amount in dispute, and the current receivables aging and current payment patterns, over the contractual life of the receivable. Forward-looking information is also considered in the evaluation of current expected credit losses. The Company writes off the receivable when it is determined to be uncollectible.

Other current assets

Other current assets, net, primarily consists of deposits and Goods and Services Tax receivables. As of February 28, 2023 and February 29, 2024, management believes that the Company’s other current assets are not impaired.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Property and equipment	expected useful life (no of years)
Furniture and fitting	5 years
Computer and software	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statement of comprehensive income. Expenditures for maintenance and repairs are charged to expense as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

F-8

FAST TRACK GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Right-of-use assets and lease liabilities

On October 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-02. Under this guidance, the Company determines if an arrangement is a lease or contains a lease at inception, operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date. As the rate implicit in the lease is not readily determinable for the operating lease, the Company generally uses an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. Operating lease right-of-use (“ROU assets”) assets represent the Company’s right to control the use of an identified asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are generally recognized based on the amount of the initial measurement of the operating lease liabilities. Lease expense is recognized on a straight-line basis over the lease term. The Company elected the package of practical expedients permitted under the transition guidance to combine the lease and non-lease components as a single lease component for operating lease associated with the Company’s office space lease, and to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease term.

The Company has an operating lease for office and equipment, including an option to renew which is at the Company’s sole discretion. The renewal to extend the lease term is excluded from the Company’s ROU assets and operating lease liabilities due to uncertainty about its exercise. The Company regularly evaluates the renewal option, and, when it is reasonably certain of exercise, the Company will include the renewal period in its lease term. New lease modifications result in re-measurement of the ROU assets and operating lease liabilities. The Company’s lease agreement does not contain any material residual value guarantees or material restrictive covenants.

The operating lease is included in operating lease right-of-use assets, operating lease liabilities-current and operating lease liabilities-non-current on the consolidated balance sheets.

The Company has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. Lease payments associated with these leases are expensed as incurred.

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended February 28, 2023 and February 29, 2024, no impairment of long-lived assets was observed and recognized.

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	- observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- other inputs that are directly or indirectly observable in the marketplace.
Level 3	- unobservable inputs which are supported by little or no market activity.

F-9

FAST TRACK GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable, amount due to director, deferred revenue and accruals and other payables approximate their fair values because of their generally short maturities.

Revenue recognition

The Company accounts for its revenue under FASB ASC Topic 606, Revenue from Contracts with Customers. The five-step model defined by FASB ASC Topic 606 requires the Company to:

(1)	identify its contracts with customers;
(2)	identify its performance obligations under those contracts;
(3)	determine the transaction prices of those contracts;
(4)	allocate the transaction prices to its performance obligations in those contracts; and
(5)	recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

Revenues are recognized when persuasive evidence of an arrangement exists, service has occurred, and all performance obligations have been performed pursuant to the terms of the agreement, the sales price is fixed or determinable and collectability is reasonably assured. Our revenue agreements generally do not include a right of return in relation to the delivered products or services. Depending on the terms of the agreement and the laws that apply to the agreement, control of the services may be transferred over time or at a point in time. Control of the services is transferred over time if our performance:

-	provides all of the benefits received and consumed simultaneously by the client;

-	creates and enhances an asset that the client controls as the Company performs; or

-	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance complete to date.

If a service obligation is delivered over time, revenue is recognized over the period of the agreement by reference to progress toward complete satisfaction of that service obligation. Otherwise, revenue is recognized at a point in time when service obligation is delivered to the client.

Live Entertainment

Live Entertainment/Concert revenue is generated through one-time or non-recurring projects with existing or new customers. Revenue from artist performance and sponsorship revenue where the Company undertook the role of Concert Organizer, and which the Company is acting as an agent.

-	Revenue from live entertainment/concert performances and other special events is recognized when the events take place. Revenue from a one-time event is recognized if (i) persuasive evidence of an arrangement exists; (ii) the event has occurred; (iii) the price is fixed or determinable; and (iv) collectability is reasonably assured.

-	Revenue from sponsorships associated with event management. Sponsorship advances are deferred until earned pursuant to the sponsorship agreement and are presented as contract liabilities on the statement of financial position. Revenue is recognized at point in time when the Company has fulfilled the performance obligation of the revenue contracts or recognized when services are rendered upon completion of events or services and when the Company has no remaining obligation to perform.

Agency

The Company brokers and supplies artists to clients, generating revenue from their participation in events, advertisements, and various entertainment content projects. Additionally, the Company offers consultancy services to clients, assisting with event management and providing infrastructure and logistical support. Revenue is recognized when the services are rendered upon completion of the events and when the Company has no remaining obligation to perform.

The advances received from customers related to advance billing to customers based on contract, for which service has yet been completed.

F-10

FAST TRACK GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a result of the assessment made by the CODM, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting.

Concentrations and credit risk

The Company maintains cash with banks in Singapore. Should any bank holding cash become insolvent, or if the Company is otherwise unable to withdraw funds, the Company would lose the cash with that bank; however, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. In Singapore, a depositor has up to S$100,000 insured by Singapore Deposit Insurance Corporation (“SDIC”).

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

For the year ended February 28, 2023, customer A accounted for 100% of the Company’s total revenue as of February 28, 2023. For the year ended February 29, 2024, customer B and customer C accounted for 75% and 16% of the Company’s total revenue as of February 29, 2024.

For the year ended February 28, 2023, vendor A, B and C accounted for 20%, 17% and 17% of the Company’s total purchases. For the year ended February 29, 2024, vendor D and E accounted for 82% and 17% of the Company’s total purchases. There were no outstanding balances payable to Vendor A, B, C, D and E as at February 28, 2023 and February 29, 2024.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Foreign currency

The accompanying consolidated financial statements are presented in Singapore Dollars (“S$”), which is the reporting currency of the Company.

Transactions in currencies other than the reporting or functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the consolidated statement of operations and comprehensive income (loss) as other income (expense).

Translations of the consolidated balance sheet, consolidated statement of income and consolidated statements of cash flows from S$ into US$ as of and for the year ended February 29, 2024 are solely for the convenience of the reader and were calculated at the rate of US$0.7431 = S$1, as set forth in the statistical release of the Federal Reserve System on February 29, 2024. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on February 29, 2024, or at any other rate.

F-11

FAST TRACK GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income taxes

The Company accounts for income taxes under FASB ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for net operating loss carryforwards that can be utilized to offset future taxable income.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. A valuation allowance is established, when necessary, to reduce net deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of FASB ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the years ended February 28, 2023 and February 29, 2024. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if outstanding stock options, warrants and convertible debt were exercised or converted into ordinary shares. When the Company has a loss, diluted shares are not included as their effect would be anti-dilutive. The Company has no dilutive securities or debt for each of the years ended February 28, 2023 and February 29, 2024.

Recent Accounting Pronouncements

The Company is an “ emerging growth company ” (“EGC ”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “ JOBS Act ”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company made the election to delay the adoption of new or revised accounting standards.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification that reduce the likelihood that the disclosure requirements would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. Early application of the amendments is permitted for any annual or interim period which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The adoption of this standard is not expected to have a significant impact on the Company.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and cash flows.

3	Accounts receivable, net

	As of February 28, 2023	As of February 29, 2024	As of February 29, 2024
	S$	S$	US$

Accounts receivable – third parties	-	136,793	101,651
Accounts receivable – related party		22,167	16,472
		158,960	118,123

Less: Allowance for credit losses	-	(97,167)	(72,205)

Accounts receivable, net	-	61,793	45,918

F-12

FAST TRACK GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Movement of allowance for credit losses are as follows:

	As of February 28, 2023	As of February 29, 2024	As of February 29, 2024
	S$	S$	US$

Allowance for credit losses, beginning balance	-	-	-
Addition	-	97,167	72,205

Allowance for credit losses, ending balance	-	97,167	72,205

4	Other current assets

	As of February 28, 2023	As of February 29, 2024	As of February 29, 2024
	S$	S$	US$

Deposits	-	6,548	4,866
GST receivables	-	848	630
	-	7,396	5,496

5	Property and equipment

	As of February 28, 2023	As of February 29, 2024	As of February 29, 2024
	S$	S$	US$

Computer & software	54,168	54,168	40,252
Furniture & Fitting	1,200	1,200	892

Total	55,368	55,368	41,144
Less: accumulated depreciation	(55,368)	(55,368)	(41,144)
	-	-	-

6	Leases

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The Company has 1 office premise and 1 office equipment lease agreements with lease terms ranging from two to five years, respectively. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term of one year.

As of February 29, 2024, the Company had the following non-cancellable lease contracts:

Description of lease	Lease term
Office lease at 12 Mohamed Sultan Road #04-01 Singapore 238961	2 years
Photocopier machine	5 years

F-13

FAST TRACK GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(a) Amount recognized in the consolidated balance sheet:

	As of February 28, 2023	As of February 29, 2024	As of February 29, 2024
	S$	S$	US$

Right-of-use assets	653	61,401	45,627

Lease liabilities
Current	653	38,150	28,349
Non-current	-	23,251	17,278
	653	61,401	45,627

(b) A summary of lease cost recognized in the Company’s consolidated statements of operations is as follows:

	Year ended February 28, 2023	Year ended February 29, 2024	Year ended February 29, 2024
	S$	S$	US$

Operating lease expenses	1,980	20,987	15,595

Lease Commitment

Future minimum lease payments under non-cancellable operating lease agreements as of February 29, 2024 were as follows:

	Minimum lease payment
	S$	US$
Twelve months ending February 28,
2025	40,464	30,069
2026	20,940	15,560
2027	1,416	1,052
2028	1,416	1,052
2029 onwards	118	88
Total future minimum lease payments	64,354	47,821
Less imputed interest	(2,953)	(2,194)
Present value of operating lease liabilities	61,401	45,627
Less: current portion	(38,150)	(28,349)
Long-term portion	23,251	17,278

The following summarizes other supplemental information about the Company’s lease as of February 28, 2023 and February 29, 2024:

	As of February 28, 2023	As of February 29, 2024
Weighted average discount rate	5.25%	5.25%
Weighted average remaining lease term	0.33 years	5.58 years

F-14

FAST TRACK GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7	Bank loan

The Company has a five-year S$50,000 unsecured fixed rate bank loan which expires in June 2025. The bank loan carries interest of 2.5% per annum and was guaranteed by director. As at February 28, 2023 and February 29, 2024, the carrying amount of the bank loan was S$24,126 and S$13,945 (US$10,362), respectively.

The maturities schedule is as follows:

	Amount	Amount
	S$	US$
Year ending February 28,
2025	10,419	7,742
2026	3,526	2,620
Total	13,945	10,362
Less: current portion	(10,419)	(7,742)
Long-term portion	3,526	2,620

8	Accruals and other payables

	As of February 28, 2023	As of February 29, 2024	As of February 29, 2024
	S$	S$	US$

Accruals	11,872	3,494	2,596
GST payables	3,847	-	-
Other payables	-	21,850	16,237
Total	15,719	25,344	18,833

9	Equity

Ordinary shares

The Company was incorporated under the laws of the Cayman Islands on May 31, 2024 with an authorized share capital of US$50,000 divided into 50,000,000 ordinary shares, par value US$0.001 per share.

F-15

FAST TRACK GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10	Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of February 28, 2023 and February 29, 2024:

Name of related parties	Relationship with the Company
Mr. Lim Sin Foo, Harris	Director and major shareholder
Fast Steel Construction Pte Ltd (“FSC”)	Controlled by immediate family member of director, Mr. Lim Sim Foo, Harris
Fast Track Events Sdn Bhd (“FTESB”)	Mr. Lim Sin Foo, Harris was a director of FTESB until July 5, 2023 and a shareholder of FTESB until July 18, 2023.

Related party transactions and balances

Due to director

The Company received advances from director, Lim Sin Foo, Harris for business working purposes. The Company has been granted a waiver amounting to S$1,000,000 (US$743,100) for the year ended February 29, 2024. The payable balance due to director was S$1,359,994 and S$330,762 (US$245,789) as of February 28, 2023 and February 29, 2024 respectively. Such balance is interest free, unsecured, and due on demand without an agreement.

Agency Service provided

The Company acted as event consultant and provided the services to Fast Steel Construction Pte Ltd (“FSC”) amounting to S$965,005 (US$717,095) for the year ended February 29, 2024.

The Company acted as event consultant and provided the services to Fast Track Events Sdn Bhd (“FTESB”) amounting to S$205,946 (US$153,038) for the year ended February 29, 2024. The receivable balance due from Fast Track Events Sdn Bhd (“FTESB”) was S$22,167 (US$16,472) as of February 29, 2024.

11	Revenue

	Year Ended February 28, 2023	Year Ended February 29, 2024	Year Ended February 29, 2024
	S$	S$	US$
Revenue
Agency	48,000	1,290,951	959,306

Related party	-	1,170,951	870,134
Third parties	48,000	120,000	89,172
	48,000	1,290,951	959,306

In the following table, revenue is disaggregated by the timing of revenue recognition.

	Year Ended February 28, 2023	Year Ended February 29, 2024	Year Ended February 29, 2024
	S$	S$	US$

Point in time	48,000	1,290,951	959,306
Overtime	-	-	-
	48,000	1,290,951	959,306

Geographic information

The summary of the Company’s total revenues by geographic market for the years ended February 28, 2023 and February 29, 2024 was as follows:

	Year Ended February 28, 2023	Year Ended February 29, 2024	Year Ended February 29, 2024
	S$	S$	US$

Singapore	48,000	415,005	308,390
Malaysia	-	325,946	242,211
Thailand	-	550,000	408,705
	48,000	1,290,951	959,306

12	Other income

	Year Ended February 28, 2023	Year Ended February 29, 2024	Year Ended February 29, 2024
	S$	S$	US$

Waiver of amount due to director	-	1,000,000	743,100
Other income	102	267	198

Total	102	1,000,267	743,298

13	Income taxes

Caymans Island and British Virgin Islands

The Company and its subsidiary, TCX HOLDINGS LTD, are domiciled in the Cayman Island and British Virgin Islands respectively. The locality currently enjoys permanent income tax holidays; accordingly, the Company do not accrue for income taxes.

F-16

FAST TRACK GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Singapore

The subsidiary, Fast Track Events Pte. Ltd. is incorporated in Singapore and is subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore

Significant components of the provision for income taxes are as follows:

	Year Ended February 28, 2023	Year Ended February 29, 2024	Year Ended February 29, 2024
	S$	S$	US$
Income tax expense is comprised of the following:
Current	-	-	-

A reconciliation between of the statutory tax rate to the effective tax rate are as follows:

	Year Ended February 28, 2023	Year Ended February 29, 2024	Year Ended February 29, 2024
	S$	S$	US$
Income before tax	29,910	1,033,348	767,881

Singapore income tax rate	17.0%	17.0%	17.0%
Reconciling items:
- Income not subject to tax	-%	(16.5)%	(16.5)%
- Utilization of deferred tax assets on temporary differences not recognized	(17.0)%	(0.5)%	(0.5)%

Effective tax rate	-%	-%	-%

Deferred tax

Significant components of deferred tax are as follows:

	As of February 28, 2023	As of February 29, 2024	As of February 29, 2024
	S$	S$	US$

Net operating loss carried forward	1,367,466	1,334,117	991,382
Deferred tax assets, gross	1,367,466	1,334,117	991,382
Valuation allowance	(1,367,466)	(1,334,117)	(991,382)
Deferred tax assets, net of valuation allowance	-	-
At Singapore tax rate of 17%	-	-

Deferred tax assets are recognized in the consolidated financial statements only to the extent that it is probable that future taxable profits will be available against which the Company can utilize the benefits. The use of these tax losses is subject to the agreement of the tax authorities and compliance with certain provisions of the tax legislations of the respective countries in which the group companies operate.

The Company has net operating loss carry forward of S$1,367,466 and S$1,334,117 (US$991,382) as at February 28, 2023 and February 29, 2024 respectively. The operating losses do not have any expiry dates subject to the conditions imposed by Singapore’s tax law.

14	Commitment and Contingencies

For the details on future minimum lease payment under the non-cancelable operating leases as of February 29, 2024 please refer to section headed “Leases” set forth in the Notes to the Consolidated Financial Statements.

As of February 28, 2023 and February 29, 2024, the Company did not have any capital commitments and contingencies.

15	Subsequent events

The Company has assessed all subsequent events through July 8, 2024 which is the date that these consolidated financial statements are available to be issued and other than the following, there are no further material subsequent events that require disclosure in these consolidated financial statements.

On April 14, 2024, the Company received working capital credit facilities of S$50,000 and S$200,000 from investors, Tan Keng Kuat & Sons Pte Ltd and Ng Jian Da, respectively. The working capital loans carry a fixed interest rate of 12% per annum and mature in 24 months. Investors will be granted warrants to purchase shares equivalent to the total utilized amount of the credit facilities at a nominal consideration of SGD1. The number of shares to be issued to the Investor shall be computed based on the QIPO’s IPO price. The warrants are exercisable within 1 month from a QIPO. The warrants shall expire upon maturity of the CF.

A reorganization of the Company’s legal structure (the “Reorganization”) was completed on July 2, 2024. This Reorganization involved the transfer of 100% of the equity interests in Fast Track Events Pte. Ltd. from its original shareholders to FAST TRACK GROUP. As a result of the restructuring, FAST TRACK GROUP became the ultimate holding company of all the aforementioned entities.

F-17

FAST TRACK GROUP

[    ] Ordinary Shares

PROSPECTUS

, 2024

Through and including [____], 2024 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II — Information Not Required in the Prospectus

Item 6. Indemnification of Directors and Officers.

The Cayman Islands laws do not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, save to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, for example, where a provision purports to provide indemnification against the consequences of committing a crime. Our memorandum and articles of association provide that, subject to applicable laws, every Director, secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred or to be incurred by him/her in the execution and discharge of his/her duties or in relation thereto. In particular, and without prejudice to the generality of the foregoing, no Director, secretary or other officer of the Company shall be liable for the acts, receipts, neglects or defaults of any other Director or officer or for joining in any receipt or other act for conformity or for any loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Directors for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatsoever which shall happen in the execution of the duties of his/her office or in relation thereto unless the same shall happen through his/her own negligence, willful default, breach of duty or breach of trust.

Notwithstanding the foregoing, a company may:

●	purchase and maintain for an officer of the company insurance against any liability attaching to him/her in connection with any negligence, default, breach of duty or breach of trust in relation to the company; and

●	directly or indirectly provide an indemnity (to any extent) for an officer of the company against liability incurred by the officer to a person other than the company, except when the indemnity is against any liability of the officer (i) to pay a fine in criminal proceedings, or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature, or (ii) incurred in defending criminal proceedings in which he/she is convicted, in defending civil proceedings brought by the company or a related company in which judgment is given against him/her, or in connection with an application for relief under section 76A(13) or 391 of the Companies Act in which the court refuses to grant him/her relief.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding ordinary shares issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts and commissions or commissions, or any public offering.

FAST TRACK GROUP was incorporated in the Cayman Islands on May 31, 2024 as an exempted company with limited liability. During the year ended December 31, 2024, the Company issued 1 share to Lim Sin Foo, Harris for the consideration of US$0.001. At the consummation of our Reorganization, our authorized share capital was US$50,000 divided into 50,000,000 Ordinary Shares of nominal or par value US$0.001 each. On July 2, 2024 we issued 6,999,999 Ordinary Shares to Lim Sin Foo, Harris, 1,750,000 Ordinary Shares to Low Jiayi, 4,593,750 Ordinary Shares to Bai Ye Private Limited, 831,250 Ordinary Shares to Chua Pak Gek, 831,250 Ordinary Shares to Selwyn Lim Chin Kiat, 831,250 Ordinary Shares to Rina Lim Fei Wen, 831,250 Ordinary Shares to Marcus Wong Wei Fu and 831,250 Ordinary Shares to Bill Lim Tao Xuan in consideration of each of those shareholders transferring their entire shareholdings in TCX HOLDINGS LTD to the Company.

We believe that the offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder, in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or (c) under Rule 701 promulgated under the Securities Act in that the transactions were underwritten compensatory benefit plans or written compensatory contracts.

II-1

Item 8. Exhibits.

(a)	Exhibits

See the Exhibit Index beginning on page II-4 of this registration statement, which is incorporated by reference herein.

(b)	Financial Statement Schedules

None.

II-2

Item 9. Undertakings

The undersigned registrant hereby undertakes:

(a)	(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(h)(3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement.

3.1*	Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Amended and Restated Memorandum and Articles of Association of the Registrant (to be effective in connection with the completion of this offering)

4.1*	Specimen Share Certificate.

4.2*	Form of Representative’s Warrant.

5.1*	Opinion of Harney Westwood & Riegels Singapore LLP as to the validity of the Ordinary Shares.

8.1*	Opinion of Harney Westwood & Riegels Singapore LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1).

10.1*	Form of Executive Officer Agreement, by and between the Registrant and its Executive Officer.

10.2*	Form of Independent Director Agreement by and between the Registrant and its Independent Director.

10.3*	Sales Agreement between Kong Hwee Iron Works & Construction Pte Ltd and the Registrant, dated December 1, 2022.

10.4*	Sales Agreement between Kong Hwee Iron Works & Construction Pte Ltd and the Registrant, dated June 20, 2023.

10.5*	Customer Agreement between Fast Steel Construction Pte Ltd and the Registrant, dated June 20, 2023.

10.6*	Customer Agreement between Boom Culture Sdn. Bhd. (Formerly Fast Track Events Sdn Bhd) and the Registrant, dated June 30, 2023.

10.7*	Waiver Letter between Lim Sin Foo, Harris and the Registrant, dated June 30, 2023 regarding advances from Director to the Company.

10.8*	Office lease agreement between FTE and Acorn Marketing & Research Consultnats (Group) Pte. Ltd. dated September 16, 2023.

14.1*	Form of Code of Business Conduct and Ethics.

21.1*	List of Subsidiaries.

23.1*	Consent of Assentsure PAC.

23.2*	Consent of Harney Westwood & Riegels Singapore LLP (included in Exhibit 5.1).

23.3*	Consent of Rajah & Tann Singapore LLP.

24.1	Power of Attorney (included on signature page to the registration statement).

99.1*	Form of Charter of the Audit Committee.

99.2*	Form of Charter of the Compensation Committee.

99.3*	Form of Charter of the Nominating and Corporate Governance Committee.

97.1*	Clawback Policy.

99.4*	Consent of Quek Huay Min.

99.5*	Consent of Raymond Ong Sie Hou.

99.6*	Consent of Robert Ng Sun.

99.7*	Consent of Kwong Choong Kuen.

107*	Filing Fee Table.

*To be filed by amendment

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Republic of Singapore, on July 8, 2024.

FAST TRACK GROUP

By:
Name:	Lim Sin Foo, Harris
Title:	Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Lim Sin Foo, Harris, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his name or her name, place and stead, in any and all capacities, in connection with this registration statement, including to sign and file in the name and on behalf of the undersigned as director or officer of the registrant, any and all amendments or supplements (including any and all prospectus supplements, stickers and post-effective amendments) to this registration statement with all exhibits thereto, and sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and any applicable securities exchange, securities self-regulatory body or other regulatory authority, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith and in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated

Signature	Title	Date

Lim Sin Foo, Harris	Chief Executive Officer, and Director (principal executive officer)	July 8, 2024

Chief Financial Officer
Kwong Choong Kuen	(principal financial officer and principal accounting officer)	July 8, 2024

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Authorized U.S. Representative

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of FAST TRACK GROUP, has signed this registration statement in New York, on July 8, 2024.

Authorized U.S. Representative [Cogency Global Inc.]

By:
Name:	Colleen A. De Vries
Title:	Senior Vice-President on behalf of Cogency Global Inc.

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